114

Follow-Up Materials


06012558

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Blackrock Ventures Inc.

*CURRENT ADDRESS



PROCESSED
APR 17 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4555 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 4/17/06



BLACKROCK

A SUCCESS STORY IN THE CANADIAN OIL SANDS

2005 ANNUAL REPORT

ANNUAL GENERAL MEETING

The annual general meeting of BlackRock's shareholders will be held in the Lecture Theatre at the Metropolitan Centre, 333-4th Avenue S.W., Calgary, Alberta on Tuesday, May 9, 2006 at 10:00 a.m. All shareholders are encouraged to attend. Those unable to attend are kindly requested to sign and return their proxies as soon as possible.


BLACKROCK
A
SUCCESS STO
CANADIAN OIL S

COVER PHOTO: Cyril Karvonen.
Taken at BlackRock's Seal Central block battery.

CONTENTS

Waterflood potential at Seal, potential expansion of the Orion project and new exploration activities could push BlackRock beyond its near-term production goal.


BLACKROCK


BLACKROCK

40,000 bbls/day

Phase two of the Orion SAGD project and development of the remaining blocks at Seal have the potential to boost production to 40,000 bbls/day.

30,000 bbls/day

Peace River and Cadotte blocks at Seal, Chipmunk volumes and Phase one of commercial production from the Orion SAGD project are expected to push production to 30,000 bbls/day.



14,000 bbls/day

Central and Eastern block production from the Seal property pushed production to 14,000 bbls/day at year-end 2005. A new oil sands area at Chipmunk began contributing volumes.

10,000 bbls/day

BlackRock exited 2004 with production of 10,000 bbls/day – 25% of its 40,000 bbls/day goal on the strength of development of the Central block at Seal and stable Lloydminster volumes.

2,575 bbls/day



In 2001, BlackRock generated most of its production from the Lloydminster area and the balance from a pilot SAGD plant at Hilda Lake. BlackRock discovered Seal in 2001, positioning the Company for major production gains in successive years.



3,126
3,414
4,080
5,795
01
02
03
04
05

PRODUCTION
(bbls/day)



21.1
18.7
20.4
26.1
01
02
03
04
05

PRODUCTION PER 1000 SHARES
(bbls)



8.2
10.1
15.5
24.7
01
02
03
04
05

PROVED, PROBABLE PLUS POSSIBLE RESERVES
(MMbbls)



0.2
0.2
0.3
01
02
03
04
05

PROVED, PROBABLE PLUS POSSIBLE RESERVES PER SHARE
(bbls)

FINANCIAL

($ thousands, except per share amounts)	2005	2004	% change
Oil and gas revenues [1]	$ 162,834	$ 71,908	128
Cash flow from operations	$ 51,374	$ 25,577	101
Per share	$ 0.55	$ 0.32	72
Net earnings	$ 17,449	$ 7,998	118
Per share	$ 0.19	$ 0.10	90
Capital expenditures	$ 101,485	$ 51,560	97
Working capital	$ 194,855	$ 29,442	562
Long-term debt	$ 76,465	$ –	–
Shareholders' equity	$ 293,090	$ 128,929	127
Common shares outstanding (end of period)			
Basic	95,141	83,783	14
Diluted	101,166	89,966	12

OPERATING

	2005	2004	% change
Production (bbls/day)			
Conventional properties	8,560	5,308	61
Hilda Lake	434	487	(11)
	8,994	5,795	55
Wellhead Prices ($/bbl)			
Conventional properties	$ 25.78	$ 23.13	11
Hilda Lake	$ 25.58	$ 24.55	4
Reserves			
Crude oil (Mbbls)			
Proved	121,484	19,386	527
Proved plus probable	194,507	24,307	700
Proved plus probable plus possible	259,361	24,307	967
Natural gas (MMcf)			
Proved	2,754	2,151	28
Proved plus probable	3,325	2,512	32
Undeveloped land			
Gross acres	325,870	217,616	50
Net acres	267,554	161,252	66

[1] The net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in capital costs of the project until commercial production is achieved.

BLACKROCK IS AN ESTABLISHED PLAYER IN THE WORLD CLASS CANADIAN OIL SANDS – A REGION THAT IS ATTRACTING INTERNATIONAL ATTENTION.

A SUCCESS STORY IN THE CANADIAN OIL SANDS

It has been another exciting year for BlackRock as we continue to grow and execute our heavy oil strategy. The Canadian oil sands are now being recognized as a world class oil asset in a politically stable country, and the potential of this resource is garnering attention on the international stage. Over the last five years production and cash flow have grown on a per share basis at 23% and 42% per year, respectively. In 2004, we established a goal of reaching a production level of 40,000 barrels of oil per day within five years. In 2005, we took a big step forward to achieving this target by receiving approval from BlackRock's Board of Directors and commencing construction of the 20,000 barrel per day Orion SAGD project at Hilda Lake.

BlackRock's target of 40,000 barrels of oil per day can be achieved through the continued development of two major assets, Seal and Orion, and does not include incremental production from emerging plays like Chipmunk or additional success from ongoing exploration activities.

The oil sands figure prominently in the development of future energy supplies. BlackRock is established as a success story in the Canadian oil sands and for that reason, we are proposing to change the company name to BlackRock Oil Sands Ltd. We believe the name change better reflects the focus of our current operations.

2005 MILESTONES

- Achieved top tier performance with finding and development costs of $4.14/barrel, operating costs of $7.55/barrel, overhead costs of $0.29/barrel and a recycle ratio of 3.9.
- Booked 227 million barrels of reserves on the Orion SAGD project.
- Added 40% reserve growth on our Seal project.
- Established a reserve life of 34 years.
- Increased average oil production over 61% from 2004.
- Acquired approval from the BlackRock Board of Directors for the 20,000 barrel of oil per day Orion SAGD project, which began construction in late 2005.

- Secured $215 million for oil sands development at Seal and Orion through two separate financings, a share issue and a debenture offering.
- Successfully developed the second of five prospective blocks at Seal. Continued exploration work on the remaining blocks.
- Completed a three dimensional seismic program at Chipmunk which identified additional potential.
- Drilled 15 wells at Lloydminster, maintaining production while spending approximately 70% of Lloydminster cash flow.

BLACKROCK STRIVES FOR PER SHARE GROWTH IN PRODUCTION, RESERVES AND CASH FLOW. OUR EFFICIENCY METRICS ARE CURRENTLY AMONG THE BEST IN THE INDUSTRY.

ECONOMIC GROWTH

Our mandate is to generate economic growth on a per share basis. This requires an increase in production, reserves and cash flow while still maintaining a low cost structure. Our finding and development costs, overhead expenses and recycle ratio are among the best in the industry and have resulted in production and cash flow growth at a compound average rate of 37% and 58% respectively, over the last five years. Considering that our slate of projects over the next four years is an extension of previous activities, we expect to continue adding value on a per share basis.

OIL PRICES

2005 was a volatile year with respect to the oil market and pricing. Looking forward, the risks associated with natural disasters, peak oil production in many basins and political instability in oil exporting nations lead us to believe that the era of cheap oil is over.

Compared to light oil producers, BlackRock has not received a commensurate benefit of rising oil prices since its heavy oil production receives a lower price. Heavy oil prices are primarily controlled by the light to heavy differential and condensate pricing. Recently, the supply of heavy oil has been rising faster than refinery capacity, leading to wider than normal differentials. As refining capacity is expanded, the light to heavy differential should return to historic levels. As heavy oil volumes have increased, there has been a corresponding increase in the demand for condensate to mix with heavy oil to make it pipeline-transportable. This has led to premium prices for the purchase of condensate. In response to this increased demand, new condensate storage and pipeline projects have been initiated.

BLACKROCK'S 2006 CAPITAL BUDGET OF $280 MILLION IS THREE FOLD HIGHER THAN 2005. MORE THAN HALF OF THE BUDGET IS ALLOCATED TO THE ORION SAGD PROJECT.

When the light to heavy oil differential and the price of condensate return to more sustainable levels, we will see significant gains in the profitability of BlackRock's heavy oil production. In the interim, our low cost structure ensures stable economic growth at the current light to heavy differential.

FINANCING OUR GROWTH

BlackRock has a capital budget of $280 million for 2006, nearly triple the amount spent in 2005. Over 50% of the capital will be spent on the Orion SAGD project at Hilda Lake, which was approved by the Board of Directors in November 2005. This significant increase in capital spending was made possible by an 11 million share offering in March 2005 and a $100 million debenture financing in December 2005. Even though we are taking on $100 million of debt, we felt a convertible debenture structure would result in an acceptable balance between dilution for existing shareholders and debt repayment risk. The debentures have a seven year term at an interest rate of 3.5% per annum and are convertible into shares at $15 per share.

With a target exit production rate in 2006 of 18,000 to 20,000 barrels of oil per day, we are nearly halfway to our goal of 40,000 barrels of oil per day with our existing portfolio of properties. The two financings completed in 2005 provide the funding required to achieve this goal.

LOOKING AHEAD

Going forward, our biggest challenge is execution risk. We will meet that challenge by building a motivated team of oil sands experts who will manage our projects from inception to completion. For example, in 2005 heavy oil producers were not only challenged by wide light to heavy differentials, but uncooperative weather and a very busy oilfield service sector. Our team was able to adapt to the financial and operational challenges and still met our goals for the year. In addition, we continue to undertake new exploration in order to add value for our shareholders.

2005 was a very successful year and as always, I congratulate and thank both our office staff and field staff for their cooperative efforts that ensure our success.



John Festival
President
March 9, 2006

Q | A

Q	A
WHY HAS THERE BEEN SO MUCH INTEREST IN THE OIL SANDS LATELY?	There are two main reasons for the tremendous interest in the Canadian oil sands. The first is the dramatic increase in the price of oil which makes the world's lower margin oil resources, like heavy oil, more economically attractive. The second is the realization that the world has very few remaining large accumulations of oil in politically stable countries.
YOU HAVE INDICATED THAT YOUR PRODUCTION OBJECTIVE WAS TO REACH 40,000 BARRELS OF OIL PER DAY. DO YOU HAVE ANY PLANS TO EXPAND BEYOND 40,000 BARRELS OF OIL PER DAY?	With the existing group of development projects within the Company, we believe 40,000 barrels of oil per day within four years is achievable. We have an active exploration program in addition to our development plans and we continue to look for new opportunities such as Chipmunk. We will adjust our target only when we are confident with the potential of the new properties.
WE HAVE BEEN HEARING A LOT ABOUT COST OVERRUNS ON OIL SANDS PROJECTS. IS THIS A MAJOR CONCERN WITH RESPECT TO THE ORION SAGD PROJECT?	No, we do not expect this to be a significant issue with the Orion SAGD project. Although labor and services are in short supply and costs have increased, these issues have been factored into the budget. Oil sands capital cost overruns to date have generally occurred on mining projects and not SAGD projects. Oil sands mining projects are much larger and more complex than a typical SAGD project.
ANOTHER CONCERN FOR OIL SANDS OPERATORS IS THE AVAILABILITY OF EXPERIENCED CONSTRUCTION, MAINTENANCE AND OPERATING PERSONNEL. HOW WILL BLACKROCK DEAL WITH THIS ISSUE AT ORION?	The Orion project is located at the very south end of the oil sands corridor, well away from the frenzied activity at Fort McMurray. We are located near the operating centers of Bonnyville and Cold Lake. We believe BlackRock will become the employer of choice because we offer competitive salaries, a challenging work environment and the plant is located 20 minutes from these two centers.
IS THERE ANY UPSIDE TO THE DEVELOPMENT OF NEW TECHNOLOGIES WITHIN BLACKROCK?	While BlackRock is not currently focused on developing "breakthrough" technologies in the extraction or upgrading of oil sands, we understand, as an owner of significant reserves, that the Company should benefit as these new technologies are made commercial.

Q | A

SOME OF THE OTHER OPERATORS HAVE NOT BEEN ABLE TO MEET THEIR FORECASTED STEAM-OIL-RATIO ("SOR") FOR THEIR SAGD PROJECTS. SINCE THE COST OF MAKING STEAM USING NATURAL GAS IS THE MOST IMPORTANT COST COMPONENT FOR A COMMERCIAL PROJECT, WHAT CAN BLACKROCK DO TO BECOME MORE CONFIDENT IN THEIR ESTIMATE OF SOR AT ORION?

We are confident in our SOR estimate since we have been operating a pilot project on the Hilda Lake lease for the past eight years, which has recovered more than one million barrels of heavy oil. Everything learned during the course of the pilot, such as well length and optimal steaming strategy, will be applied to the commercial project.

ARE THERE ANY OTHER ISSUES WITH RESPECT TO RESERVOIR PERFORMANCE AT ORION THAT CONCERN YOU?

No, Orion is within the Cold Lake Oil Sands region which has the longest and most researched history of thermal oil sands production in Canada. Not only do we have the results from our pilot, commercial oil production of more than 150,000 barrels of oil per day has been occurring in the area for the last 20 years.

WE HAVEN'T HEARD MUCH ABOUT NEW EXPLORATION AT SEAL. IS THERE ANY UPSIDE LEFT ON THE SEAL PLAY?

Approximately 75% of the exploration on the Seal play has been completed and the remaining 25% will occur over the next three to five years. There is, however, plenty of upside when it comes to oil recovery factor. To date, BlackRock's share of the Seal play is approximately 800 million barrels of heavy oil that we think are amenable to primary production techniques (i.e. no steam is required). The question remains as to how much of this 800 million barrels is recoverable. Our "booked" reserves reflect a recovery factor of about 10% whereas laboratory studies and field results indicate primary recovery could be as high as 20% and up to 30% with waterflood. Over the next few years, as we complete more field studies and track reservoir performance, we will be better able to predict ultimate recovery factors.

Q | A

WHAT IS THE POTENTIAL FOR THE NEW CHIPMUNK PLAY AND HOW HAS IT FIGURED INTO YOUR TARGET OF 40,000 BARRELS PER DAY?

We have had great production results from the first five wells tested at Chipmunk and have secured all the prospective land on this play where an additional 75 structures have been identified. We were in a similar position at Seal four years ago with early production success and a significant land base; however, since we are still early in the development of the Chipmunk play, we have not incorporated any contribution from Chipmunk into our production target of 40,000 barrels per day. In fact, we have not built success from any ongoing exploration projects into this production target.

YOU HAVE RAISED MONEY BY SELLING SHARES NEARLY EVERY YEAR FOR THE LAST FOUR YEARS. AS A SHAREHOLDER, CAN I EXPECT MORE DILUTION IN THE FUTURE?

We have no current plans to issue additional equity. As a result of the March 2005 equity issue and the debenture financing in December 2005, $215 million in additional funds has been secured. In fact, we are starting 2006 with about $200 million in the bank. As the Seal and Orion projects begin to generate significant cash flow they should provide the capital to allow us to take advantage of new exploration successes and other opportunities that may come available. New equity issues would be considered if we did not have the capital to capture these opportunities.

IN PAST PRESENTATIONS YOU NOTED HOW THE OFFICERS AND DIRECTORS WERE DEBT AVERSE AND HAD NO DESIRE TO TAKE ON DEBT IN ORDER TO MAINTAIN FINANCIAL CONTROL OF THE COMPANY WITH THE LATEST DEBENTURE FINANCING, YOU NOW HAVE $100 MILLION OF DEBT. IS THIS A DEPARTURE FROM YOUR STATED STRATEGY?

Financial control and maintaining a strong balance sheet continue to be important goals of the Company. The terms of the debenture financing allow us to accomplish these goals as we move through the next two years when we will spend over $400 million. The debentures have an interest rate of 3.5% and do not have to be repaid for seven years. This means paying interest charges of only $3.5 million per year for seven years while cash flow is expected to be over $100 million per year based on the current price environment. The debenture holders have the right to convert their debentures into shares at a price of $15 per share, which would then eliminate the debt with a maximum dilution of about 7%. The debenture has allowed us to reduce our cost of capital by adding a relatively modest amount of leverage to the balance sheet.

Q | A

BLACKROCK STILL APPEARS TO BE AN EXPENSIVE STOCK WHEN COMPARED TO OTHER OIL AND GAS COMPANIES USING TRADITIONAL VALUATION METRICS. HOW DO YOU RECONCILE YOUR SHARE PRICE?

The price of a BlackRock share has been expensive throughout its history, even when it was $1.50 per share, if one used backward looking information to calculate value. We have a track record of generating growth on a per share basis. With the potential production growth from our existing properties and a rising oil price environment, we think our shares represent excellent value.

OVER THE PAST TWO YEARS YOU HAVE HAD DIFFICULTY SUSTAINING YOUR YEAR-END EXIT RATES. SHOULD SHAREHOLDERS BE CONCERNED?

No, shareholders should not be concerned. Over the last three years BlackRock's average compound growth rate in oil production has been in excess of 40% per year. This production increase was achieved entirely from the drill bit. Adding 4,000 barrels per day, along with the associated infrastructure, as we have done for the last couple of years, can pose logistical problems given the increased levels of activity in the industry and the weather problems experienced in 2005. This has caused some implementation problems which led to production delays. Hopefully, our shareholders will not confuse production problems due to reservoir issues with production delays due to logistics.

MR. SEYMOUR SCHULICH HAS BEEN A SIGNIFICANT SHAREHOLDER FOR MANY YEARS, WHAT ARE HIS VIEWS FOR THE INDUSTRY?

Mr. Schulich owns 14 million shares of BlackRock because he believes in both the sustainability of high oil prices and the long life reserves of the Company. He has been a board member since 2000 and provides us with financial and strategic advice, both areas in which he has in excess of 40 years of experience. He believes the management team at BlackRock is building value well in excess of industry averages.

Q | A

WHAT IS YOUR OUTLOOK FOR THE PRICE OF HEAVY OIL?

Although the price of light oil has been robust of late, the wellhead price for heavy oil has not always followed suit due to a wide light to heavy oil differential and spikes in the price of condensate, which is used to transport heavy oil. We believe differentials will narrow over time as upgrading capacity is expanded. This, in combination with high light oil prices, will result in excellent financial performance for BlackRock.

MANY OTHER OIL SANDS COMPANIES TALK OF BILLIONS OF BARRELS OF POTENTIAL RESERVES. HOW DO I DIFFERENTIATE BETWEEN ALL OF THE COMPETING CLAIMS IN RELATION TO BLACKROCK?

BlackRock consists of a team of oil sands specialists, many of whom have worked together for the past 13 years developing oil sands projects. We have a six year track record within BlackRock of delivering per share growth in the oil sands. Our projections at Seal are based on results from over 150 wells and the Orion commercial project at Hilda Lake is based on an eight year pilot. The quality of our people and the confidence in our projects will enable us to deliver on our promises.

BLACKROCK HAS DIVERSE OIL SANDS PROJECTS WHICH ARE CAPABLE OF PRODUCTION THROUGH BOTH CONVENTIONAL MEANS AND MORE ADVANCED SAGD THERMAL RECOVERY.

UNDEVELOPED LAND BY AREA
(000 net acres)


Other 103
Seal 81
Lloydminster 35
Chipmunk 43
Hilda Lake 6

PRODUCTION BY AREA
(bbls/day)


Chipmunk 184
Hilda Lake 434
Seal 6,304
Lloydminster 2,072

RESERVES BY AREA
(Mboe)


Seal 28,776
Lloydminster 4,034
Chipmunk 296
Hilda Lake 226,811


BLACKROCK


SEAL
Fort McMurray
CHIPMUNK
ORION
Edmonton
LLOYDMINSTER
Oil sands deposits

ALBERTA'S OIL SANDS CONTAIN AN ESTIMATED 175 BILLION BARRELS OF PROVEN OIL RESERVES, SECOND ONLY TO SAUDI ARABIA'S 260 BILLION BARRELS. BITUMEN DEPOSITS ARE CONTAINED IN THREE MAJOR AREAS OF NORTHEAST ALBERTA – THE ATHABASCA, PEACE RIVER AND COLD LAKE REGIONS – WHICH COVER NEARLY 140,800 SQUARE KILOMETERS. ONLY ABOUT TWO PERCENT OF THE INITIAL ESTABLISHED RESOURCE HAS BEEN PRODUCED TO DATE.

Seal



BLACKROCK'S SEAL PROPERTY HOLDS AN ESTIMATED 800 MILLION BARRELS OF OIL-IN-PLACE. WHILE TYPICAL HEAVY OIL POOLS HAVE RECOVERY RATES OF 5-12%, SEAL HAS THE POTENTIAL FOR RECOVERY FACTORS OF 8-20%, AND POSSIBLY HIGHER THROUGH WATERFLOODING.

2005 HIGHLIGHTS

- **Completed a 47 well development program on the Eastern block.**
- **Expanded Central block battery capacity to 23,000 barrels per day.**
- **Delineated the Peace River block and planned a 72 well development program.**
- **Commenced delineation of the Cadotte and Northern blocks.**
- **Produced in excess of 10,000 barrels of oil per day, net to BlackRock, by the end of the year.**

The Seal area, in northern Alberta, continued to dominate our exploration and development program in 2005 and we expect it will remain a focus for the next three to five years. To the end of 2005, over 150 vertical and horizontal wells were drilled in the area. When fully developed, it is anticipated that Seal will be producing close to 20,000 barrels of oil per day.

2005 development efforts concentrated on the Eastern block, where 32 horizontal wells were drilled, bringing the total number of development wells on the block to 47. The initial production rates from these wells averaged 125 to 300 barrels of oil per day.

The Peace River block will be developed next. In 2005, four horizontal wells were drilled to test well productivity. These initial wells produced between 80 and 300 barrels of oil per day each. Subsequently, a 72 well development application was filed with the Alberta Energy and Utilities Board. The Company expects 40-50 of these wells will be drilled in 2006. The remainder will be drilled in 2007. BlackRock has a 100% working interest in the Peace River block.

In 2005, we also drilled horizontal wells on the Northern and Cadotte blocks to test well productivity. Initial production on the previously untested Cadotte block was 180 barrels of oil per day, with production stabilizing at 110 barrels of oil per day. Delineation of the Cadotte block will be the major exploration focus at Seal in 2006, and a commercial development application will be filed by mid-2006. Productivity of the Northern block was confirmed and BlackRock will file a commercial development application in 2006. Development drilling will begin on each block in 2007.

Possibly the most significant upside potential at Seal is the oil recovery factor, or the percentage of the total oil-in-place that will ultimately be produced. We estimate approximately 800 million



SEAL AREA – AT A GLANCE

- Located in the Peace River Oil Sands region
- 800 million barrels of oil-in-place on Company lands
- 81,000 net acres
- 9-13° API oil
- Conventional production (no steam injection or mining)
- Low cost operation


R17
R16
R15
R14W5
T85
T84
T83
T82
BlackRock lands
Battery
Seal heavy oil pipeline

barrels of oil-in-place at Seal, so every additional percentage point recovered is a significant amount of oil. Typical heavy oil pools have recovery rates of 5-12%. Because of the distinctive rock and oil qualities at Seal, independent reservoir engineers have been using recovery rates starting at 8% and increasing over time to as high as 14% as more production history is obtained. Additional independent studies undertaken by BlackRock indicate potential recovery rates of up to 20%, and with waterflooding the potential exists for 30% plus recovery rates. We have begun evaluating


BLACKROCK


BLACKROCK

SEAL – DEVELOPMENT TIMETABLE

	2003	2004	2005	2006	2007	2008	2009
Central Block (76 wells)							
Eastern Block (47 wells)							
Peace River Block (50-70 wells)							
Cadotte Block (25-40 wells)							
Northern Block (25-40 wells)							
Potential Waterflood							

the merits of implementing a waterflood on the Central block, our most developed block. We are encouraged by the initial positive results from waterflooding at Pelican Lake and believe that waterflooding has excellent potential on much of BlackRock's acreage.

Infrastructure continues to play a critical role in the development of the Seal area. In 2005, three major infrastructure projects were completed or commenced. The first was the expansion of the existing oil processing facility located on the Central block. This was the second expansion of the facility and it is now capable of handling 23,000 barrels of oil per day. The second infrastructure project was construction of a 13 kilometer road on the Peace River block. The road will allow year-round access to the area, which is necessary to begin full-scale development of the block. It will also allow produced oil to be trucked out until the Seal pipeline is extended to the area.

The third significant infrastructure project in the Seal area was construction of flowlines from all wells in the Central block to the battery facility. Previously, oil was trucked from wells to the battery, where it is processed and shipped by pipeline to a sales point. By installing flowlines the use of trucks will be significantly reduced, saving approximately $1.50 per barrel in expenses and reducing vehicle traffic in the area.

Development of the Seal area infrastructure will continue in 2006, including planned construction of a 15,000 barrel per day processing facility on our Peace River block. This project should be completed in the fourth quarter of 2006. We are also planning to extend the Seal pipeline to the Peace River block. This 18 kilometer extension will begin in late 2006 and be completed in the first quarter of 2007.

In 2006, we will also install flowlines on the Eastern block wells to reduce trucking in the area with a corresponding reduction in operating costs.

Orion SAGD Project at Hilda Lake


BLACKR





BlackRock lands
Central processing facilities
Planned horizontal wells for Phases one and two
Existing pilot
Phase one development
Phase two development
R3

2005 HIGHLIGHTS

- **Received Board of Director approval to proceed with a 20,000 barrel per day SAGD project.**
- **Completed detailed engineering and updated capital cost estimates.**
- **Cleared the facility site for construction.**
- **Ordered major equipment components for Phase one of the project.**
- **Independent engineers assigned 227 million barrels of oil reserves to the project.**

2005 was a milestone year for the Orion SAGD project at Hilda Lake. After operating a two well pilot project for over eight years, construction was initiated on a 20,000 barrel per day commercial development of the lease. The pilot was one of the first SAGD projects in the Canadian oil sands; several SAGD projects have since been built. Through this additional experience, the operations and the technology have advanced and improved considerably. These improvements will be incorporated into the Orion commercial development project. It was never our intention to run the pilot for eight years. We felt that we could obtain all the technical information we needed to make a development decision in about three years. However, at the time, commodity prices were lower and we did not have the financial resources to commit to such a large project. At various times we considered selling an interest in the project in order to finance the capital costs; however, as the Company's asset base grew over the last three to four years we positioned ourselves to take on the project without partners.

The project is located in an established heavy oil region that has excellent infrastructure, including roads, oil transmission pipelines and a large labor and services network. The project will be constructed in phases; Phase one is expected to be completed in the second half of 2007 and Phase two will be completed approximately two years later. Current plans are for two phases of 10,000 barrels per day each; however, the potential of increasing the size of the second phase to 15,000 barrels of oil per day is being evaluated.

Orion SAGD Project at Hilda Lake



ORION SAGD PROJECT – AT A GLANCE

- Located in the Cold Lake Oil Sands region
- 100% working interest
- 227 million barrels of recoverable oil
- Planned production of 20,000 – 25,000 barrels of oil per day
- 30+ year reserve life
- Recovery factor of 50-55%

In November, BlackRock's Board of Directors gave approval for the 20,000 barrel per day project. As a result of the Company's decision in 2005 to proceed with the commercial project, independent reservoir engineers have attributed 227 million barrels of proved plus probable plus possible reserves to the property.

BlackRock has a 100% working interest in this project.

BlackRock also plans to conduct delineation drilling on portions of its lease lying outside the current project area.

Capital costs for Phase one are estimated to be approximately $225 million. Phase one of the facility is designed to easily accommodate future phases; some of the infrastructure for Phase two is being built into Phase one to facilitate and expedite Phase two expansion. Field construction of Phase one will commence in the spring. Phase one will initially have 24 horizontal well pairs, which will be drilled in the second half of 2006. The wells will be drilled to a depth of 450 meters with a 700 meter horizontal section. The wells are expected to produce 400-450 barrels of oil per day. As production from each well pair declines, additional well pairs will be drilled to maintain stable production levels for the facility. We expect to begin injecting steam and producing oil in the second half of 2007.

Crude oil produced from the project will be mixed with diluent (condensate or light oil) and sold as a blend. The gravity of the oil produced is approximately 10° API and after adding condensate the resulting blend will be 21-22° API. The facility will be connected by pipeline to one of three main oil transmission lines in the area. The oil will initially be shipped to heavy oil hubs at either Edmonton or Hardisty, where it will then be sold to a refinery for further upgrading.

Although heavy oil differentials are currently quite wide, BlackRock is not planning to upgrade its oil prior to being sold. The project is not large enough to support a standalone upgrader; however, in the future, partnering with others to upgrade the oil prior to sale may be possible.

The single largest operating cost for the Orion project will be generating steam for injection. We are planning to use natural gas to operate the steam generators. It will require 1.2 mcf of natural gas for every barrel of oil produced, based on a projected steam:oil ratio of 3.3.

In summary, 2006 will be a very active year on the Orion project as we begin to move the project from what was a concept in 1996 to a project that will generate a significant cash flow stream for several decades.

Profit	$13.47
Royalties	$4.39
Natural Gas Costs	$13.30
Operating Costs	$3.75
Capital Costs	$3.26

PER BARREL ECONOMICS
(based on Sproule Associates 2005 evaluation)


227 million barrels
Possible 64,853
Proven 94,651
Probable 67,307

PROVED PLUS PROBABLE PLUS POSSIBLE RESERVES
(Mboe)

ORION SAGD – DEVELOPMENT TIMETABLE

	2005 Q1	2005 Q2	2005 Q3	2005 Q4	2006 Q1	2006 Q2	2006 Q3	2006 Q4	2007 Q1	2007 Q2	2007 Q3	2007 Q4
Detailed Engineering	X	X	X	X	X							
Board Approval			X	X								
Facility Construction				X	X	X	X	X	X	X		
Drilling/Completing Wells						X	X	X	X			
Steaming/Production											X	X

SAGD PROCESS

Steam injected in the top horizontal well heats the oil, allowing it to drain to the lower well from which it is produced.

The illustration depicts planned facilities for the Orion SAGD project.


425M
700M

Chipmunk


BLACKROCK

CHIPMUNK HAS 43,000 NET ACRES OF UNDEVELOPED LAND AND 296,000 BARRELS OF RESERVES ASSIGNED TO DATE, BASED ON ONE YEAR OF PRODUCTION HISTORY FROM THE INITIAL THREE WELLS.

2005 HIGHLIGHTS

- Continued to produce two of the three original test wells at high rates; over 180,000 barrels of oil have been recovered.
- Conducted two additional 3D seismic programs on company lands bringing total 3D seismic coverage to over 64 km^2.
- Filed a commercial development application on a portion of company lands,which is waiting on regulatory approval.
- Commenced a 2005 seven-well delineation program in December. Daily oil production rates from the first two wells of this program are similar to the original wells.

BlackRock and its partner, Talisman Canada, continued to be active at Chipmunk in 2005. A 40 km^2 3D seismic survey was shot early in 2005, and over 25 potential drilling locations have been identified. Encouraged by these results, an additional 25 km^2 3D seismic survey commenced late in 2005. Data from this program is currently being processed.

The original two production test wells that were drilled and completed in 2004 continue to produce at a combined average daily oil rate of over 500 barrels per day. To date these wells have produced over 180,000 barrels of heavy oil. The third test well is suspended pending completion of permanent road access.

Two new wells have been drilled in early 2006 at Chipmunk, bringing the total number of productive reef structures to five. Production from the new wells is still being optimized, but current production is in excess of 200 barrels of oil per day each. Currently, Chipmunk is producing over 1,100 barrels per day from four wells. BlackRock has a 55% working interest in this area.

A commercial development application over a portion of company and partner lands was filed with the Alberta Energy and Utilities Board in June 2005. Approval is pending.

Chipmunk



CHIPMUNK – AT A GLANCE

- Located in the Peace River Oil Sands region
- First primary high volume heavy oil production from carbonate rock in western Canada
- 43,000 net acres
- Operator, 55% working interest (Talisman Canada is our partner)
- Early stage development


R14
R13
R12
T82
T81
Pekisko Reef Trend
1st phase 3D seismic coverage
2nd phase 3D seismic coverage
BlackRock lands
BlackRock producing wells
Planned Q1 2006 locations

We are enthusiastic about the development and production potential at Chipmunk, and expect to be busy in the area during the next three to five years. The seven-well delineation program will be finished in 2006 and will be followed up with an additional 10-15 wells to be drilled later in the year. We also plan to conduct a third 3D seismic program along the reef trend to the west of our current activity.

Lloydminster



LLOYDMINSTER – AT A GLANCE

- Established heavy oil region
- 35,000 net acres of land
- 100% working interest
- 13-15° API oil
- 2005 average production of 2,072 barrels per day
- 4 million barrels of reserves booked

BlackRock has been active at Lloydminster since 2000. The area is not in a designated oil sands region but it is in an established heavy oil area in western Canada. The area does not have the growth potential for as Seal or the Orion project; nevertheless, it still provides opportunities to add production and value for our shareholders. Production in 2005 averaged 2,072 barrels of oil per day, primarily from the McLaren, Sparky, Colony and Waseca formations.

During 2005, we drilled 15 vertical wells in the Lloydminster area. We expect to drill 10-20 wells in the Lloydminster area in 2006, which should maintain current production levels. Typical successful Lloydminster wells have initial production of 40-100 barrels of oil per day and add 60,000-80,000 barrels of reserves.

LAND

At December 31, 2005, BlackRock had an interest in 267,554 net acres of undeveloped land, a 66% increase from 2004. The Company has an average working interest of 82% in the acreage.

	2005		2004	
	Gross Acres(1)	Net Acres(1)	Gross Acres(1)	Net Acres(1)
Alberta	**301,848**	**245,173**	194,848	140,429
Saskatchewan	**24,022**	**22,381**	22,768	20,823
Total	**325,870**	**267,554**	217,616	161,252

(1) Gross acres are the total number of acres which BlackRock has an interest. Net acres reflects BlackRock's working interest in the gross acres.

PRODUCTION

BlackRock's crude oil production increased 55% in 2005, averaging 8,994 barrels per day. The increase is attributable to the continued development of the Seal area. Over the last three years the Company averaged annual production growth of 54%, which reflects the successful development of the Seal area.

(barrels per day)	2005	2004	% change
Conventional heavy oil			
Seal	**6,304**	3,198	97
Lloydminster	**2,072**	2,080	–
Chipmunk	**184**	60	207
	8,560	5,308	61
Hilda Lake SAGD pilot	**434**	487	(11)
Total	**8,994**	5,795	55


80
98
106
161
268
01
02
03
04
05

UNDEVELOPED LAND
(000 net acres)


8.0
17.1
37.2
54.6
57.5
01
02
03
04
05

DRILLING
(net wells)

DRILLING ACTIVITY

BlackRock drilled 73 wells in 2005, a 14% decrease from 2004. The 2005 drilling activity included 43 horizontal development wells and 11 stratigraphic test wells at Seal, 15 wells in the Lloydminster area and five service wells for the Orion SAGD project at Hilda Lake.

	2005		2004	
	Gross[1]	Net[1]	Gross[1]	Net[1]
Crude oil	**57**	**44.5**	69	43.1
Natural gas	**–**	**–**	1	1.0
Dry	**–**	**–**	2	2.0
Service[2]	**16**	**13.0**	13	8.5
Total	**73**	**57.5**	85	54.6

Notes:

(1) Gross means the number of wells in which the Company has an interest. Net means the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest.

(2) Service wells include disposal wells, water source wells, observation wells and stratigraphic test wells.

OIL AND NATURAL GAS RESERVES

BlackRock's oil and gas reserves were evaluated by Sproule Associates Limited, independent petroleum engineers, at December 31, 2005 in accordance with National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities. Highlights of changes in our 2005 oil and gas reserves include:

- Recognized 195 million barrels of proved and probable reserves, and an additional 65 million barrels of possible reserves, for a total of 260 million barrels of total reserves attributed to the Company;
- Increase of 235 million barrels of total reserves, of which of 227 million barrels of proved, probable and possible oil reserves recognized on the Orion SAGD project;
- Oil and gas reserve life of 34 years;
- Increase of 40% in reserves booked at Seal; and
- Finding and development costs, including Orion reserve additions and capital, were $4.14 per barrel. Excluding reserve additions from Orion, we replaced 368% of our 2005 annual production at a finding and development cost of $9.09 per barrel.

This annual report includes summaries of BlackRock's reserves. The full disclosure of oil and gas activities required by NI 51-101 is located in our Annual Information Form filed with regulatory authorities and available at www.sedar.com. It should not be assumed that the discounted future net production revenues estimated by Sproule represent the fair market value of such reserves. In accordance with NI 51-101, a boe conversion ratio of 6 mcf per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE may be misleading particularly if used in isolation.

Reserves were attributed to the Orion SAGD project at Hilda Lake for the first time this year, totaling 162 million barrels proved and probable reserves and an additional 65 million barrels of possible reserves. In its report, Sproule also attributed 28.8 million barrels of proved plus probable reserves to the Seal area, 4.0 million barrels to the Lloydminster area and 0.3 million barrels to our new Chipmunk area. At Seal, we had proved plus probable reserve additions of 8.3 million barrels of oil. The increase is attributable to development of the Eastern block, as well as a portion of the Peace River block. In addition, over 50% of the reserves recognized at Seal are now classified as proved producing. At Lloydminster, we were able to replace reserves that were produced during the year.

SUMMARY OF OIL AND GAS RESERVES – FORECAST PRICES AND COSTS

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved developed producing	–	–	19,099	16,912	2,357	2,052	–	–
Proved developed non-producing	–	–	810	701	–	–	–	–
Proved undeveloped	–	–	101,575	93,065	397	344	–	–
Total proved	–	–	121,484	110,679	2,754	2,396	–	–
Probable	–	–	73,024	63,738	571	489	–	–
Total proved plus probable	–	–	194,509	174,417	3,325	2,885	–	–
Possible	–	–	64,853	55,753	–	–	–	–
Total	–	–	259,361	230,170	3,325	2,885	–	–

Notes:

(1) The Sproule evaluation estimated 2006 annual production of 5,052,300 barrels of heavy oil and 404 MMcf of natural gas.

(2) Production from the Seal field represents 77% of the total estimated annual production of heavy oil, or 3,890,271 barrels.

(3) Columns may not add due to rounding.

NET PRESENT VALUE OF RESERVES – FORECAST PRICES AND COSTS

	Net Present Values of Before Tax Future Net Revenue Discounted at:				
($000s)	0%	5%	10%	15%	20%
Proved developed producing	287,745	243,863	213,069	190,437	173,147
Proved developed non-producing	9,105	7,083	5,708	4,730	4,008
Proved undeveloped	908,527	483,929	243,512	100,564	11,776
Total proved	1,205,378	734,874	462,290	295,731	188,931
Probable	1,096,002	516,545	263,333	143,682	82,739
Total proved plus probable	2,301,380	1,251,419	725,623	439,414	271,670
Possible	1,200,992	357,974	117,971	43,519	18,301
Total	3,502,371	1,609,393	843,593	482,933	289,970

($000s)	Net Present Values of After Tax Future Net Revenue Discounted at: 0%	5%	10%	15%	20%
Proved developed producing	233,566	198,699	173,976	155,655	141,569
Proved developed non-producing	5,635	4,345	3,474	2,858	2,406
Proved undeveloped	606,271	306,727	136,428	34,799	(28,553)
Total proved	845,473	509,771	313,878	193,313	115,422
Probable	740,873	347,797	175,532	93,976	52,387
Total proved plus probable	1,586,346	857,567	489,410	287,289	167,809
Possible	809,714	240,763	79,303	29,445	12,616
Total	2,396,061	1,098,330	568,713	316,734	180,425

PRICING ASSUMPTIONS – FORECAST PRICES AND COSTS

Year	WTI Cushing 40° API (US$/bbl)	Edmonton Par Price 40° API (CDN$/bbl)	Hardisty Bow River 24.9° API (CDN$/bbl)	Alberta AECO-C Spot (CDN$/mmbtu)	Inflation Rate (%/yr)	Exchange Rate (CDN$/US$)
2005 (Actual)[3]	56.45	69.28	45.60	8.58	1.6	0.85
2006	60.81	70.07	47.27	11.58	2.5	0.85
2007	61.61	70.99	47.79	10.84	2.5	0.85
2008	54.60	62.73	43.23	8.95	2.5	0.85
2009	50.19	57.53	40.28	7.87	1.5	0.85
2010	47.76	54.65	38.65	7.57	1.5	0.85
2011	48.48	55.47	39.44	7.70	1.5	0.85
2012	49.20	56.31	40.25	7.83	1.5	0.85
2013	49.94	57.16	41.07	7.96	1.5	0.85
2014	50.69	58.02	41.90	8.09	1.5	0.85
2015	51.45	58.89	42.75	8.23	1.5	0.85
2016	52.22	59.78	43.60	8.37	1.5	0.85
Escalation rate of 1.5% thereafter						

Notes:

(1) The pricing assumptions were provided by Sproule Associates Limited.

(2) *None of the Company's future production is subject to a fixed or contractually committed price.*

(3) The Company's average wellhead price in 2005 was $25.78 per barrel for oil and $9.07 per mcf for natural gas.

RECONCILIATION OF CHANGES IN RESERVES

The following table summarizes the changes in the Company's share of oil and natural gas reserves (before royalties) from December 31, 2004 to December 31, 2005.

Heavy Oil (Mbbls)	Proved	Probable	Proved plus Probable	Possible	Proved plus Probable plus Possible
Balance, December 31, 2004	19,386	4,921	24,307	–	24,307
Production	(3,109)	–	(3,109)	–	(3,109)
Discoveries	249	36	285	–	285
Extensions	104,382	69,689	174,071	64,853	238,924
Technical Revisions	522	(1,629)	(1,107)	–	(1,107)
Economic factors	54	7	61	–	61
Balance, December 31, 2005	**121,484**	**73,024**	**194,508**	**64,853**	**259,361**

Natural Gas (MMcf)	Proved	Probable	Proved plus Probable	Possible	Proved plus Probable plus Possible
Balance, December 31, 2004 (1)	236	31	267	–	267
Production	(13)	–	(13)	–	(13)
Discoveries	–	–	–	–	–
Extensions	8	–	8	–	8
Technical Revisions	–	–	–	–	–
Economic factors	–	–	–	–	–
Balance, December 31, 2005 (1)	**231**	**31**	**262**	**–**	**262**

(1) In accordance with NI 51-101, these amounts exclude solution gas reserves

OIL AND GAS RESERVES BY MAJOR AREA

(Forecast Prices and Costs)

	Heavy Oil					Associated and Non-Associated Gas				
	Proved (Mbbls)	Probable (Mbbls)	Proved plus Probable (Mbbls)	Possible (Mbbls)	Total (Mbbls)	Proved (MMcf)	Probable (MMcf)	Proved plus Probable (MMcf)	Possible (MMcf)	Total (MMcf)
Seal	23,437	4,827	28,265	–	28,265	2,523	540	3,063	–	3,063
Chipmunk	253	43	296	–	296	–	–	–	–	–
Lloydminster	3,143	847	3,989	–	3,989	231	31	262	–	262
Orion	94,651	67,307	161,958	64,853	226,811	–	–	–	–	–
Total	121,484	73,024	194,508	64,853	259,361	2,754	571	3,325	–	3,325

SUMMARY OF OIL AND GAS RESERVES – CONSTANT PRICES AND COSTS

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved developed producing	–	–	18,760	17,002	2,321	2,076	–	–
Proved developed non-producing	–	–	796	690	–	–	–	–
Proved undeveloped	–	–	100,208	98,558	389	347	–	–
Total proved	–	–	119,764	116,250	2,709	2,423	–	–
Probable	–	–	72,028	66,823	553	494	–	–
Total	–	–	191,792	183,073	3,263	2,916	–	–

Notes:

(1) The Sproule evaluation estimates 2005 annual production of 5,032,880 barrels of heavy oil and 404 MMcf of natural gas.

(2) Production from the Seal field represents 77% of the total estimated annual production of heavy oil, or 3,872,176 barrels.

(3) Per NI 51-101 possible reserves were not assigned under the constant price and costs case.

NET PRESENT VALUE OF RESERVES – CONSTANT PRICES AND COSTS

Net Present Values of Before Tax Future Net Revenue Discounted at:

($000s)	0%	5%	10%	15%	20%
Proved developed producing	144,947	126,404	112,397	101,531	92,893
Proved developed non-producing	5,648	4,368	3,487	2,856	2,388
Proved undeveloped	167,445	4,614	(84,269)	(134,738)	(164,302)
Total proved	318,040	135,386	31,615	(30,351)	(69,020)
Probable	379,715	187,695	98,146	52,891	28,366
Total	697,754	323,081	129,761	22,539	(40,654)

Net Present Values of After Tax Future Net Revenue Discounted at:

($000s)	0%	5%	10%	15%	20%
Proved developed producing	137,532	120,010	106,719	96,375	88,134
Proved developed non-producing	3,511	2,666	2,096	1,693	1,399
Proved undeveloped	108,835	(24,564)	(98,470)	(141,076)	(166,406)
Total proved	249,878	98,113	10,344	(43,007)	(76,873)
Probable	254,584	124,232	63,481	32,700	15,950
Total	504,463	222,345	73,825	(10,308)	(60,923)

PRICING ASSUMPTIONS – CONSTANT PRICES AND COSTS

Year	WTI Cushing 40° API (US$/bbl)	Edmonton Par Price 40° API (CDN$/bbl)	Hardisty Bow River 24.9° API (CDN$/bbl)	Alberta AECO-C Spot (CDN$/mmbtu)	Exchange Rate (US$/CDN$)
2005	**61.04**	**68.12**	**37.66**	**9.99**	**0.86**

NOTES TO THE RESERVES:

(1) All dollar amounts are in Canadian currency unless otherwise stated.

(2) The Sproule Report is based on ownership, production, cost and revenue data supplied by the Company. No field inspection was made or considered necessary by Sproule. The oil and natural gas reserves in the Sproule Report were determined in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities. Because of the inherent risk in drilling ventures, no guarantee is given or implied that the conclusions of the Sproule Report either in production or net production revenue will be achieved.

(3) Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(4) Proved Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.

(5) Proved Developed Non-Producing Reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(6) Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved or probable) to which they are assigned.

(7) Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of being produced.

(8) Possible Reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(9) Gross Reserves represent the Company's working, lessor royalty and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

(10) Net Reserves are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

FINDING AND DEVELOPMENT COSTS

The following table indicates the finding and development costs of oil and gas reserve additions for 2005, 2004 and for the three-year period 2003-2005. The calculation has been prepared based on the methodology provided in NI 51-101.

	2005	2004	2003-2005
Capital expenditures ($000s)	**97,750**	42,336	170,860
Change in future development costs ($000s)			
Proved reserves only	**562,217**	1,350	563,567
Proved plus probable reserves	**620,681**	2,698	620,005
Reserves added			
Proved reserves added (Mboe) (1)	**105,323**	9,445	120,187
Proved plus probable reserves added (Mboe) (1)	**173,460**	11,169	191,388
F&D costs – proved reserves only ($/boe)	**6.27**	4.63	6.11
F&D costs – proved plus probable reserves ($/boe)	**4.14**	4.03	4.13
Excluding Orion project reserves and capital			
F&D costs – proved reserves only ($/boe)	**9.85**	4.63	7.15
F&D costs – proved plus probable reserves ($/boe)	**9.08**	4.63	6.11

(1) Excludes property acquisitions and pipeline costs and includes net reserve revisions for the period.

RESERVE LIFE INDEX

BlackRock's proved plus probable reserve life index, excluding reserve additions for the Orion SAGD project, was 10.6 years at year-end 2005. The reserve life of the Orion SAGD project, assuming production of 20,000 barrels per day, is over 22 years.

	2005	2004
Production (Mboe)	**3,124**	1,943
Proved reserves (Mboe)	**121,943**	19,744
Proved plus probable reserves (Mboe)	**195,061**	24,725
Proved reserve life index (years)	**39.03**	10.2
Proved plus probable reserve life index (years)	**62.43**	12.7
Excluding Orion project reserves and capital		
Proved reserve life index (years)	**8.73**	10.2
Proved plus probable reserve life index (years)	**10.60**	12.7

RECYCLE RATIO

The recycle ratio measures the efficiency of a company's re-investment program. It accomplishes this by dividing the operating netback per barrel of oil equivalent by the proved plus probable finding and development cost.

	2005	2004
Operating netback ($/boe) (1)	**16.16**	13.65
Proved finding and development costs ($/boe)	**6.27**	4.63
Proved plus probable finding and development costs ($/boe)	**4.14**	4.03
Recycle ratio (proved reserves only)	**2.58**	2.95
Recycle ratio (proved plus probable reserves)	**3.90**	3.39
Excluding Orion project reserves and capital		
Recycle ratio (proved reserves only)	**1.65**	2.95
Recycle ratio (proved plus probable reserves)	**1.79**	3.39

(1) Operating netback is defined as revenues less royalties and operating costs.

RESERVES REPLACEMENT RATIO

In 2005, BlackRock's net reserve additions replaced 368% of our 2005 annual production, not including reserve additions recognized for the Orion project.

	2005	2004
Production (Mboe)	**3,124**	1,943
Net proved reserve additions (Mboe)	**105,323**	9,446
Proved replacement ratio	**33.71**	4.86
Net proved plus probable reserve additions (Mboe)	**173,460**	11,170
Proved plus probable replacement ratio	**55.52**	5.75
Excluding Orion project reserves and capital		
Proved replacement ratio	**3.42**	3.42
Proved plus probable replacement ratio	**3.68**	3.68

NOTE ON FORWARD-LOOKING INFORMATION

Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that the Company expects or anticipates may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of BlackRock's businesses include, but are not limited to, the following factors: volatility of oil and natural gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by BlackRock at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect BlackRock's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by BlackRock that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and BlackRock does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this *cautionary statement.*

The following discussion and analysis provided by management should be read in conjunction with the financial statements and notes presented in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Cash flow from operations, as used in this presentation, represents cash flow from operating activities before changes in non-cash working capital. These terms are not defined under Canadian GAAP. However, the management of BlackRock believes this measure demonstrates the Company's ability to generate cash flow to fund future growth. BlackRock's determination of cash flow from operations may not be comparable to that reported by other companies.

The information provided is as of March 7, 2006.

SELECTED FINANCIAL INFORMATION

Annual Financial Information

($000s except per share amounts)	As at and for the years ended December 31 2005	2004	2003
Total revenue [1]	**162,834**	71,908	27,921
Cash flow from operations	**51,374**	25,577	14,122
Per share – basic	**0.55**	0.32	0.19
Per share – diluted	**0.54**	0.32	0.19
Net earnings	**17,449**	7,998	3,909
Per share – basic	**0.19**	0.10	0.05
Per share – diluted	**0.18**	0.10	0.05
Capital expenditures	**101,485**	51,560	36,377
Total assets	**437,567**	171,757	107,496
Working capital	**194,855**	29,442	14,432
Long-term debt	**76,465**	–	–
Cash dividends	**–**	–	–
Common shares outstanding (000s)	**95,141**	83,783	73,263

[1] All revenues and expenses from the Hilda Lake SAGD pilot project are being recorded as an adjustment to capitalized costs until the project reaches the commercial production stage.


51.4
25.6
14.1
12.3
5.6
01
02
03
04
05

CASH FLOW
($MM)


0.55
0.32
0.19
0.18
0.10
01
02
03
04
05

CASH FLOW PER BASIC SHARE
($/share)

Quarterly Financial Information

2005	Q1	Q2	Q3	Q4	Total
Production (boe/day)	8,309	8,293	8,414	9,214	8,560
Average wellhead price ($/boe)(1)	17.49	24.15	38.48	22.93	25.78
Revenues ($000s)	36,810	35,977	47,040	43,007	162,834
Net earnings ($000s)	876	4,032	10,218	2,323	17,449
Per share – basic ($)	0.01	0.04	0.11	0.02	0.19
Per share – diluted ($)	0.01	0.04	0.10	0.02	0.18
Cash flow from operations ($000s)	6,631	11,514	21,504	11,725	51,374
Per share – basic ($)	0.08	0.12	0.23	0.12	0.55
Per share – diluted ($)	0.08	0.12	0.22	0.12	0.54
Capital expenditures ($000s)	24,600	11,435	24,380	41,070	101,485
Weighted average shares outstanding (000s)	87,490	94,921	95,007	95,141	93,140

(1) Wellhead prices presented net of diluent purchases and transportation costs.


0.4
3.8
3.9
8.0
17.4
01
02
03
04
05

EARNINGS
($MM)


0.01
0.06
0.05
0.10
0.19
01
02
03
04
05

EARNINGS PER BASIC SHARE
($/share)

2004	Q1	Q2	Q3	Q4	Total
Production (boe/day)	4,264	4,648	4,322	7,979	5,308
Average wellhead price ($/boe)(1)	20.92	23.09	33.64	18.62	23.13
Revenues ($000s)	10,578	14,773	20,143	26,414	71,908
Net earnings ($000s)	730	1,909	3,436	1,923	7,998
Per share – basic and diluted ($)	0.01	0.02	0.04	0.03	0.10
Cash flow from operations ($000s)	3,631	5,723	8,927	7,296	25,577
Per share – basic and diluted ($)	0.05	0.07	0.11	0.09	0.32
Capital expenditures ($000s)	15,374	3,824	10,663	21,699	51,560
Weighted average shares outstanding (000s)	73,569	83,281	83,756	83,766	81,118

(1) Wellhead prices presented net of diluent purchases and transportation costs.

OVERVIEW

BlackRock is an oil sands producer with operations located exclusively in Canada. The Company's strategy is to build shareholder value by pursuing full-cycle exploration and development opportunities in heavy oil in western Canada. Current operations are located in three heavy oil regions: the Peace River Oil Sands, the Cold Lake Oil Sands and the Lloydminster area. Over the next five years BlackRock's growth is anticipated to come from continued development of the Seal area in northern Alberta and construction of the Orion SAGD project at Hilda Lake.

Business Environment

Crude oil prices strengthened in 2005. The West Texas Intermediate ("WTI") reference price averaged US$56.56 per barrel in 2005, 37% higher than the 2004 average of US$41.40 per barrel. The strong prices have been attributed to continued strong demand, limited surplus supply capacity and concerns about the supply of oil as a result of disruptions in major supply areas around the world.

The majority of BlackRock's production revenues are derived from the sale of heavy oil, which receives a lower price than light oil due to increased refining requirements to process each barrel. Heavy oil prices were strong in 2005, even with higher heavy oil differentials which averaged US$19.49 per barrel in 2005 compared to US$12.50 per barrel in 2004. The wider differential reflects higher WTI prices, as well as increased heavy oil production in Canada, which is being processed by limited upgrader/refinery capacity. On a percentage basis the Bow River heavy oil reference price was 66% of the WTI price, which is lower than the five-year average of approximately 69% of WTI.

One reason for this situation is that no new refineries have been built in North America in the last 30 years due, in part, to historical low returns on capital. Increased heavy oil production, combined with limited new refining capacity, has contributed to wider heavy oil differentials. These wide differentials have improved returns for refineries to the point that refinery expansions and new heavy oil upgraders are now being considered.

Crude oil prices were also impacted by the strengthening of the Canadian dollar in relation to the US dollar. Crude oil is priced in US dollars; therefore, the strengthening Canadian dollar relative to the US dollar will decrease the amount received for Canadian production. The CDN$/US$ foreign exchange rate averaged $0.826 in 2005 compared to $0.770 in 2004.

The crude oil that BlackRock produces is a lower-gravity crude than the Bow River heavy reference price and, therefore, the Company receives a lower price than the reference price. This lower realized oil price is generally the result of buying diluent (condensate) which is blended with heavy oil to create a product that meets pipeline specifications. Diluent prices have historically traded at a slight premium to WTI prices, averaging US$2.14 per barrel above WTI prices over the last five years. In 2005, benchmark condensate prices averaged US$63.90 per barrel, or US$7.35 per barrel above WTI. The increase in condensate costs in Canada during 2005 has been attributed to facility disruptions that impacted condensate supply, as well as increased heavy oil production. With more heavy oil production, expected condensate supply will likely remain tight in the short-term. To alleviate some of these shortages, heavy oil shippers have been transporting condensate from the US by rail, as well as blending with light oil. On a longer-term basis, there are pipeline proposals being considered which would allow additional condensate, sourced from offshore countries, to be transported by pipeline from the west coast of Canada to Alberta.

The futures market for light oil implies that oil prices will remain strong. As of March 7, 2006 the one- and five-year forward WTI oil prices are approximately US$66.72 per barrel and US$64.45 per barrel, respectively. The futures market for heavy oil is not as well developed as light oil and therefore there is little reliable forward market information available. For planning purposes in 2006, BlackRock has used a WTI reference price of US$60 per barrel, a heavy/light differential of US$19 per barrel and a CDN$/US$ exchange rate of $0.85.

	2005	2004	Five-Year Average
Crude oil price (US$/bbl WTI)	**$ 56.56**	$ 41.40	$ 36.20
Light/heavy crude oil differential			
(US$/bbl WTI vs. Bow River at Hardisty)	**$ 19.49**	$ 12.50	$ 11.07
Condensate premium (US$/bbl)	**$ 7.35**	$ 1.60	$ 2.14
Bow River Heavy price (CDN$/bbl)	**$ 44.83**	$ 37.60	$ 34.37
Exchange rate (CDN$/US$)	**0.826**	0.770	0.719

RESULTS OF OPERATIONS

Revenues

	2005	2004
Production volumes (bbls/day) (1)	**8,560**	5,308
Revenues ($000s)	**162,834**	71,908
Diluent purchases ($000s)	**(75,389)**	(22,273)
Transportation costs ($000s)	**(6,913)**	(4,708)
Average wellhead price (CDN$/bbl)(2)	**$ 25.78**	$ 23.13

(1) Excludes production from Hilda Lake.

(2) Wellhead prices presented net of diluent purchases and transportation costs.

Production revenues represent the sale of oil blend, which includes crude oil produced as well as diluent (condensate) purchased to blend with the oil to transport it by pipeline. The average wellhead price is the price BlackRock receives for its oil, net of the cost of purchasing diluent and transportation costs.

Production revenues from the sale of crude oil and natural gas increased 126% in 2005 to $162.8 million from $71.9 million in 2004. Revenues net of diluent purchases and transportation costs were $80.5 million in 2005, an increase of 79% from $44.9 million in 2004. This increase is attributable to:

- An increase of 61% in average production volumes from 5,308 to 8,560 barrels per day; and
- An increase of 11% in the average wellhead price received to $25.78 per barrel.

The increase in production volumes is due almost entirely to additional drilling in the Seal area, where the Company drilled 43 horizontal development wells in 2005. Typically, BlackRock plans its development drilling to begin after spring break-up each year. As a result of wet weather in northern Alberta, drilling at Seal did not begin until August. Fall drilling was increased to compensate and allowed the Company to drill all of its planned wells for the year.

Diluent purchases increased in 2005 as a result of higher condensate prices and additional diluent volumes required to transport increased heavy oil production, primarily in the Seal area. At Seal, BlackRock adds approximately 0.4 barrels of condensate to each barrel of heavy oil produced to create 1.4 barrels of blend.

The increase in the average wellhead price reflects the general increase in prices in the crude oil market. However, higher differentials and high condensate premiums limited the increase in wellhead price to 11% from 2004 even though WTI prices increased by 37%. In 2005, Seal area production volumes represented 70% of total Company production volumes, compared to 60% in 2004. This change in sales mix also impacted BlackRock's average wellhead price as Seal oil volumes receive a lower price due to the lower gravity of the oil.



15.00
23.78
21.30
23.13
25.78
01
02
03
04
05
AVERAGE WELLHEAD PRICES
(CDN$/bbl)
25.90
26.08
31.04
41.40
56.56
01
02
03
04
05
CRUDE OIL PRICE (WTI)
(US$/bbl)
9.67
5.89
7.79
12.50
19.49
01
02
03
04
05
HEAVY OIL DIFFERENTIAL
(US$/bbl)

BlackRock did not enter into any oil price hedging arrangements in 2005 and has no current plans to hedge 2006 production.

Royalties

	2005	2004
Royalty expenses ($000s)	**6,472**	4,361
$/boe	**2.07**	2.24
Corporate royalty rate	**8.0%**	9.7%
Royalty rate by major area:		
Seal	**2.3%**	3.5%
Lloydminster	**19.3%**	16.6%

Royalty expense increased by 48% in 2005 due to higher commodity prices and increased sales volumes. The royalty rate of 8.0% in 2005 was lower than in prior years. This is attributable to an increase in sales revenues derived from oil sands production (Seal area), which is eligible for the Crown royalty rate of 1% before project pay-out. After project pay-out the Crown royalty rate changes to the greater of 1% of gross revenues or 25% of net revenues (revenues less operating costs and capital). If the Company experiences similar oil prices in 2006 as 2005, it anticipates that the project pay-out on the Central and Eastern blocks at Seal will be achieved in mid-2006. The production from these blocks will then be subject to the higher royalty rate for oil sands production.

At Lloydminster, royalty rate increases from 2004 reflect the higher royalty rate charged by the Crown on conventional heavy oil production when oil prices are higher.

Operating Costs

	2005	2004
Operating costs ($000s)	**23,573**	14,045
$/boe	**7.55**	7.23
Operating costs by major area ($/bbl)		
Seal	**6.52**	5.88
Lloydminster	**10.56**	9.12

Operating expenses in 2005 increased by 68% to $23.6 million from $14.0 million in 2004. The increase is primarily attributable to increased sales volumes. On a per boe of production basis, operating costs also increased in 2005. Generally, operating costs have been increasing due to higher industry activity levels, which have resulted in cost pressures for items such as labor, electrical power and well servicing.

Higher operating costs per barrel in the Seal area are a result of the maintenance work performed on the battery early in the year and higher repair costs on wells as the area matures. Higher Lloydminster operating costs per barrel are a result of higher sand and water disposal charges on new wells, general increases in fuel prices and electrical power surcharges.

Operating costs are expected to increase in 2006 with increased drilling activity. However, on a unit-of-production basis, costs are expected to be similar to 2005.

General and Administrative (G&A) Costs

	2005	2004
Gross G&A costs ($000s)	**4,183**	3,070
Overhead recoveries ($000s)	**(3,270)**	(2,096)
Net G&A costs ($000s)	**913**	974
$/bbl	**0.29**	0.50

Gross G&A costs increased by 36% to $4.2 million in 2005 as a result of higher activity levels. Net G&A costs, after operator recoveries, were comparable to 2004; however, as a result of increased production volumes, net G&A costs on a unit of production basis, decreased by 42% to $0.29 per boe of production from $0.50 per boe in 2004.

Cash G&A costs are expected to increase in 2006 as the Company expands the Seal area and begins construction on the Orion project at Hilda Lake. However, on a unit of production basis, costs are expected to be similar to 2005.



12
16
14
10
08
01 02 03 04 05
ROYALTY RATES
(%)
5.49
6.77
6.53
7.23
7.55
01 02 03 04 05
OPERATING COSTS
($/bbl)
1.34
1.30
1.10
0.50
0.29
01 02 03 04 05
GENERAL AND ADMINISTRATIVE COSTS
($/bbl)

Stock-based G&A expense

	2005	2004
Stock-based G&A expense ($000s)	**3,215**	1,172
$/bbl	**1.03**	0.60

Stock-based compensation represents the cost associated with expensing the value of stock options granted to employees, directors and consultants. In 2005, stock-based compensation amounted to $3.2 million, or $1.03 per boe of production, compared with $1.2 million in 2004. The increase reflects a greater number of stock options granted to employees in 2005. If there are no changes to the number of stock options outstanding, the amount expensed as stock-based compensation will be approximately $3 million in 2006 and $2 million in 2007.

Interest Expense

	2005	2004
Interest expense ($000s)	**18**	–
$/bbl	**0.01**	–
Average effective interest rate	**7.95%**	–

Interest expense in 2005 relates to the convertible debentures issued in December. The effective interest rate is the discount rate used for accounting purposes, which is the rate inferred using a non-convertible debt instrument of comparable term and risk at the date of issue. Cash interest expense on the debentures is $3.5 million per year.

Depletion, Depreciation and Accretion (DD&A) Expense

	2005	2004
DD&A expense ($000s)	**19,900**	12,097
$/bbl	**6.37**	6.23

DD&A expense increased by 65% to $19.9 million in 2005. The increase was due principally to higher production volumes. The Company's depreciation and depletion rate of $6.37 per barrel was comparable to 2004, which was caused by the cost of reserve additions in 2005 being similar to prior periods.

Taxes

($000s except tax rate)	2005	2004
Large Corporations Tax and Saskatchewan Resource Surcharge	**1,039**	860
Future tax provision	**10,802**	4,310
Effective tax rate	**37%**	33%

The provision for future income taxes increased to $10.8 million in 2005 from $4.3 million in 2004, reflecting higher earnings for the period. The effective tax rate also increased for 2005. The higher rate in 2005 is the result of increased non-deductible expenses for stock-based compensation.

In general, federal tax rates for resource companies will decrease in 2006 to 23% from 25% in 2005. For BlackRock, this reduction will be offset by lower resource allowance in 2006.

The Company's Large Corporations Tax ($414,000) and Saskatchewan Resource Surcharge ($625,000) both increased from 2004 due to the Company's increased capital base (as a result of an equity issue and debenture issue in 2005) and increased revenues derived from Saskatchewan. Current tax legislation has the Large Corporations Tax being eliminated after 2007.

BlackRock has the following tax pools available to apply against income in future years (all subject to final determination by taxation authorities):

	Available Balance	Maximum Annual Deduction
Canadian Oil and Gas Property Expense	$ 2,396,000	10%
Canadian Exploration Expense	$ 3,908,000	100%
Canadian Development Expense	$ 54,957,000	30%
CCA pools	$ 67,081,000	20-100%

Based on existing tax pools and planned capital expenditures the Company does not anticipate being cash taxable until 2008 at the earliest.

Hilda Lake SAGD Pilot

	2005	2004
Production (bbls/day)	**434**	487
Average sales price (CDN$/bbl)	**25.58**	24.55
Net operating revenues ($000s)	**(276)**	2,244

BlackRock has operated a SAGD pilot project at Hilda Lake for more than eight years. All revenues and expenses from the pilot have been recorded as an adjustment to the capitalized costs of the project. In 2005, BlackRock sold an average of 434 barrels per day of production from Hilda Lake, resulting in a net operating loss of $0.3 million during the year. The operating loss was a result of higher operating costs from increased gas purchases for steam generation and higher royalty rates for the period.

Net Earnings and Cash Flow

	2005	2004
Net earnings ($000s)	**17,449**	7,998
Per share – basic ($)	**0.19**	0.10
Per share – diluted ($)	**0.18**	0.10
Cash flow from operations ($000s)	**51,374**	25,577
Per share – basic ($)	**0.55**	0.32
Per share – diluted ($)	**0.54**	0.32

Increased production volumes and sales prices, as discussed above, translated into higher earnings and cash flow in 2005. Net earnings increased by 118% to $17.4 million ($0.19 per share) in 2005 from $8.0 million ($0.10 per share) in 2004. Cash flow from operations increased by 101% to $51.4 million ($0.55 per share) in 2005 from $25.8 million ($0.32 per share) in 2004.

Netback Summary[1]

($/bbl)	2005	2004
Wellhead price[2]	**25.78**	23.13
Royalties	**2.07**	2.24
Operating costs	**7.55**	7.23
Field netback	**16.16**	13.66

(1) Reflects conventional properties only.

(2) Wellhead prices presented net of diluent purchases and transportation costs.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005 BlackRock had working capital of $194.9 million. The large working capital balance was a result of two significant financings during 2005.

The Company completed an equity issue of 11,000,000 common shares in March, which raised net proceeds of $117 million. During the course of 2005, BlackRock also issued 357,500 common shares as a result of the exercise of stock options, generating net proceeds of $0.3 million. In December, the Company completed a debenture issue, issuing 100,000 3.5% Convertible Unsecured Subordinated Debentures due in 2012 at a price of $1,000 per debenture for total gross proceeds of $100,000,000.

BlackRock also has a $5 million bank credit facility, put in place in 2001, which has never been used. BlackRock plans to expand the credit facility in 2006 based on the Company's production and reserves growth over the last several years.

These financings, together with cash flow generated from operations, will provide BlackRock with the funding for the Orion SAGD project, continued development at Seal, as well as other projects the Company is pursuing.

SUMMARY OF CAPITAL EXPENDITURES

BlackRock's capital program is focused on heavy oil opportunities. In 2005, BlackRock incurred $101.5 million in capital expenditures. This included participating in drilling 73 wells; expanding the oil handling capacity at the Seal battery to 23,000 barrels per day; constructing flowlines on the Seal Central and Eastern blocks; building road infrastructure on the Seal Peace River block; performing engineering design for the Orion SAGD project at Hilda Lake and working on new exploration opportunities.

BlackRock made one minor property disposition of $1.4 million during 2005.

($000s)	**2005**	2004
Land and acquisition	**6,152**	2,070
Geological and geophysical	**2,905**	614
Drilling and completion	**51,067**	27,599
Equipment, facilities	**39,002**	22,333
Overhead and other	**2,083**	1,188
Net operating revenues from Hilda Lake property	**276**	(2,244)
Total	**101,485**	51,560
Allocation of costs by major area:		
Seal	**60,395**	42,132
Hilda Lake, net of operating revenues	**22,959**	(1,475)
Lloydminster	**6,550**	6,334
Other	**11,581**	4,569
Total	**101,485**	51,560

Contractual Obligations and Contingencies

The Company has entered into various commitments primarily related to its office lease and firm transportation agreements. Committed contracts for the Orion SAGD project at Hilda Lake totalled $44.2 million at December 31, 2005. The following table summarizes the outstanding contractual obligations of the Company:

($000s)	2006	2007	2008	2009	2010	Thereafter
Long-term debt	–	–	–	–	–	100,000
Operating leases (1)	611	611	613	626	626	156
Transportation commitments (2)	948	948	951	470	–	–
Other	96	96	–	–	–	–
	1,655	1,655	1,564	1,096	626	100,156

(1) Relates to a lease for office premises.

(2) Relates to firm transportation agreements to transport crude oil volumes.

LEGAL PROCEEDINGS

On March 22, 2004, plaintiffs Chief Clifford Laboucan and the Whitefish Lake First Nation (WLFN) filed a Statement of Claim in the Court of Queen's Bench of Alberta naming the Province of Alberta, BlackRock Ventures Inc. and Mr. John Festival, President of BlackRock, as defendants.

In the claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to more than 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs also allege that when the WLFN selected its reserve lands, it was not advised by the federal government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves as part of the Plaintiffs' treaty rights to earn a livelihood. Accordingly, the Plaintiffs claim ownership of all of BlackRock's developments, licences, tenures, permits, leases, mineral rights and titles in the Seal Lake area. The Plaintiffs are also seeking general, punitive and aggravated damages against the Province of Alberta, BlackRock and Mr. Festival in the amount of $12.5 billion.

The Company believes that the claim, as it relates to BlackRock and Mr. Festival, has no merit. BlackRock has filed a Statement of Defence and intends to seek dismissal of the claim. However, the Company cannot predict the outcome of these proceedings or whether these proceedings will lead to monetary damages which could have a material effect on the Company's financial position.

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

BlackRock has a 9.99% ownership interest in a company that supplies truck trailers to a firm that transports crude oil in the Seal area. The Company was required to guarantee the liabilities of this company to a maximum amount of $60,000.

BlackRock may enter into contracts to fix the sales price of its future crude oil sales volumes. During 2005 none of the Company's volumes were hedged and there are currently no outstanding contracts to hedge future crude oil sales.

BlackRock had no related party transactions during 2005.

OUTLOOK

BlackRock will continue to maintain its focus on heavy oil opportunities in western Canada. The Company has set a capital budget of $280 million for 2006. Activity will be concentrated at Seal and on the Orion project at Hilda Lake. Spending at Seal will be approximately $95 million and the focus of the program will be development drilling on the Peace River Block and expansion of area infrastructure including an oil processing facility and pipeline extension. Expenditures on the Orion SAGD project will be approximately $157 million and will be directed toward site clearing, plant construction and drilling horizontal well pairs. The remainder of the budget will be spent at the new Chipmunk area, at Lloydminster and on new prospects.

Based on the planned capital expenditures, BlackRock expects its 2006 year-end production rate will reach 18,000-20,000 barrels of oil per day, a 29-43% increase from the 2005 exit rate of 14,000 barrels per day. BlackRock typically does not give guidance on quarterly production volumes due to uncertainty of the timing of drilling activities, which are affected by weather and by equipment availability.

The Company expects to finance this capital program from existing working capital, anticipated cash flow from operations, and, if required, from its bank credit facilities.

SENSITIVITIES

The significant factors that affect BlackRock's financial performance include commodity prices, heavy oil differentials, exchange rates and production volumes.

The following table summarizes the approximate effect these factors may have on 2006 performance based on using a WTI price of US$60 per barrel, a Bow River/WTI heavy oil price differential of US$19 per barrel, condensate premiums of US$10 per barrel above WTI oil and a US/Canadian dollar exchange rate of $0.85. Cash flow is anticipated to be in the range of $105 million in 2006 using these assumptions.

($000s, except production data)	Cash Flow	Net Earnings
Prices		
US$1/bbl change in WTI	5,078	3,806
US$1/bbl change in the heavy oil differential	7,700	5,771
US$1/bbl change in condensate prices	2,478	1,857
Exchange rate		
$0.01 change in US$/CDN$	1,862	1,396
Production		
500 barrel per day change	2,212	930

OUTSTANDING SHARE DATA

The following table indicates the number of common shares and stock options issued and outstanding at December 31, 2004 and 2005, and at March 8, 2006.

	March 8, 2006	December 31, 2005	December 31, 2004
Common shares	95,290,606	95,140,606	83,783,106
Stock options	5,950,000	6,025,000	6,182,500
Shares reserved for issuance on conversion of convertible debentures	6,666,667	6,666,667	–

FOURTH-QUARTER 2005 ACTIVITIES

Crude oil prices decreased by 5% in the fourth quarter of 2005 from the third quarter, with WTI oil averaging US$60.02 per barrel. Heavy oil prices dropped more sharply from the third quarter. The Bow River Heavy oil price differential averaged US$23.36 per barrel in the fourth quarter compared to US$16.83 per barrel in the third quarter.

The decrease in heavy oil prices during the fourth quarter is attributable to seasonal fluctuations in heavy oil demand and additional supplies of heavy oil being on the market due to increased production. As a result of these factors BlackRock's average wellhead price dropped from $38.48 per barrel in the third quarter to $22.93 per barrel in the fourth quarter of 2005.

BlackRock sold an average 9,214 barrels of oil per day during the fourth quarter, an increase of 10% over third-quarter levels. By the end of the year the Company had reached productive capacity in excess of 14,000 barrels of oil per day. The increased sales volumes are attributable to continued development drilling at Seal. Production revenues were $19.4 million in the fourth quarter of 2005 compared to $29.8 million in the third quarter, due to the decrease in wellhead prices. Operating costs were comparable to the third quarter, averaging $8.18 per barrel. Cash flow from operations and net earnings in the fourth quarter were $11.7 million and $2.3 million, respectively, compared to $21.5 million and $10.2 million, respectively, in the third quarter.

Capital expenditures in the fourth quarter of 2005 were $41.1 million, 68% higher than in the third quarter. The increase reflects engineering and procurement at the Orion SAGD project of $12.1 million and additional drilling activity during the quarter, when BlackRock drilled 18 wells in the Seal area and six wells in the Lloydminster area.

FUTURE ACCOUNTING STANDARD CHANGES

Financial Instruments and Hedges

The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments – Recognition and Measurement; (ii) Hedges; and (iii) Comprehensive Income. The key principles under these standards are that all financial instruments, including derivatives, are to be included on a company's Statement of Financial Position and measured either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost.

Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing certain unrealized gains and losses – other comprehensive income – has been introduced. This provides for certain unrealized gains and losses arising from changes in fair value to be temporarily recorded outside the Statement of Operations but in a transparent manner. The new standards are effective January 1, 2007. The standards do not permit restatement of prior years' financial statements; however, the standards have detailed transition provisions. The effect of this change on the Company's financial statements has not been determined.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

Use of Estimates

The preparation of the financial statements under Canadian GAAP requires management personnel to make estimates and assumptions for many financial statements items based on their estimate and judgment. The amounts recorded for depletion, depreciation of property and equipment, stock-based compensation and the provision for asset retirement obligations are based on estimates. The ceiling test is based on estimates of oil and natural gas reserves, production rates, oil and gas prices, future costs and other relevant assumptions. The calculation of future income tax is based on assumptions, which are subject to uncertainty as to timing and which tax rates temporary differences are expected to reverse. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Full Cost Accounting

The Company follows the full cost method of accounting for oil and natural gas properties as prescribed by the Canadian Institute of Chartered Accountants (CICA) in Accounting Guideline 16. Under this method all costs associated with the acquisition of, exploration for and the development of oil and natural gas reserves are capitalized on a country-by-country basis. These capitalized costs are depleted or depreciated on the unit-of-production method based on the estimated proved reserves for each country. A revision to the estimate for proved reserves can have a significant impact on earnings as proved reserves are a key component in the calculation of depreciation, depletion and amortization.

Certain costs are excluded from capitalized costs being amortized through depletion and depreciation expense. Costs excluded include unproved properties and major development projects. These costs are excluded from the depletion and depreciation calculation until proved reserves are found or until it is determined that the costs are impaired. Including these costs in the calculation could have a significant impact on depletion and depreciation expense for the year.

Proceeds on disposal of properties are generally deducted from capitalized costs without recognition of gain or loss except where such disposal constitutes a significant portion of the Company's reserves.

Ceiling Test

Under the full cost accounting method, a ceiling test is performed at least annually to ensure that the net capitalized costs in each country do not exceed the undiscounted future net revenues from proved plus probable reserves, plus the cost of unproved properties. Any excess capitalized costs will be written off as an expense and charged to earnings; however, future depletion and depreciation expense would be reduced.

Oil and Natural Gas Reserves

The Company retains Sproule Associates Limited, an independent petroleum engineering firm, to evaluate the Company's proved plus probable plus possible oil and gas reserves. The estimation of reserves is subjective. Forecasts are based on engineering data, future prices, expected future rates of production and the timing of capital expenditures, all of which are subject to uncertainties and interpretations. Reserve estimates will be revised upward or downward based on the results of future drilling, testing and production levels.

Asset Retirement Obligations

The Company recognizes a liability for the future retirement obligations associated with its oil and natural gas properties. The retirement obligation is initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligation. Factors that can affect this estimate include the number of wells drilled, well depths and area-specific environmental legislation.

Capitalized Interest

The Company capitalizes interest on borrowing used to fund the construction of the Orion project at Hilda Lake. The interest will be capitalized until the project reaches the commercial production stage.

BUSINESS RISKS

The oil industry involves a wide variety of risks that can materially affect the operational and financial performance of a company.

Financial risks, which are generally beyond the control of the Company, include volatility in commodity prices; changes in foreign exchange rates, interest rates and inflation rates; as well as changes in the general state of the economy. BlackRock mitigates these risks by maintaining a strong financial position that is expected to allow the Company to sustain operations during volatile periods.

Operational risks include the Company's ability to find or acquire additional reserves, efficiently producing reserves once they are discovered, maintaining control of costs, as well as such things as blowouts, equipment failures, unexpected pressure changes and inadvertent release of toxic materials and other environmental risks. BlackRock manages these risks by attracting and retaining highly qualified individuals, conducting operations according to high technical standards, employing the most effective current technologies, adopting strict environmental, safety and health procedures as well as maintaining a comprehensive insurance program to protect against significant asset loss.

ADDITIONAL INFORMATION

Additional information relating to BlackRock, including the Company's Annual Information Form, can be found on SEDAR (www.sedar.com).

Disclosure Controls

The Company has filed annual certificates required under Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The certifying officers have concluded that disclosure controls and procedures are effective as at December 31, 2005. The signed certificates are available on SEDAR (www.sedar.com).

Management's Report to Shareholders

The accompanying financial statements and all other information included in the annual report are the responsibility of management. Management has prepared the financial statements in accordance with accounting principles generally accepted in Canada. Where necessary, the financial statements include estimates which are based on management's informed judgment.

Management is responsible for the integrity and objectivity of the financial statements. Management has established systems of internal controls which are designed to provide reasonable assurance that its assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

Independent auditors are appointed annually by the shareholders to express an opinion on the Company's financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board exercises its responsibility through the Audit Committee, which is comprised of non-management directors. The Committee meets with management, the external auditors and the Company's independent reserve engineers to satisfy itself that management's responsibilities are properly discharged and to review the financial statements before they are presented to the Board for approval.



John Festival
President



Don Cook
Vice President, Finance and Chief Financial Officer

March 7, 2006

Auditors' Report

TO THE SHAREHOLDERS OF BLACKROCK VENTURES INC.

We have audited the balance sheets of BlackRock Ventures Inc. as at December 31, 2005 and 2004 and the statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Canada
March 7, 2006

As at December 31

(CDN$ in thousands)	2005	2004
ASSETS		
Current assets		
Cash and cash equivalents	**$ 199,521**	$ 30,712
Accounts receivable	**30,607**	20,681
Inventory	**2,260**	1,121
Prepaid expenses	**508**	444
	232,896	52,958
Oil and gas properties (note 2)	**201,119**	118,607
Deferred financing charges	**3,369**	–
Other assets	**183**	192
	$ 437,567	$ 171,757
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accruals	**$ 38,041**	$ 23,516
Convertible debentures (note 5)	**76,465**	–
Asset retirement obligations (note 8)	**9,775**	7,475
Future income taxes (note 6)	**20,196**	11,837
	144,477	42,828
Shareholders' equity		
Common shares (note 3)	**242,984**	123,030
Equity component of convertible debentures (note 5)	**23,543**	–
Contributed surplus (note 3)	**4,411**	1,196
Retained earnings	**22,152**	4,703
	293,090	128,929
	$ 437,567	$ 171,757

Commitments (note 9)

Signed on behalf of the Board:



Director



Director

Statements of Operations and Retained Earnings

Years ended December 31, 2005 and 2004

(CDN$ in thousands), except per share amounts)	2005	2004
REVENUES		
Oil and gas	$ 162,834	$ 71,908
Royalties	(6,472)	(4,361)
	156,362	67,547
EXPENSES		
Diluent purchases	75,389	22,273
Transportation costs	6,913	4,708
Production	23,573	14,045
General and administrative, net	913	974
Stock-based compensation	3,215	1,172
Depletion, depreciation and accretion	19,900	12,097
	129,903	55,269
Earnings before undernoted	26,459	12,278
Non operating income (expense)		
Interest income	2,849	890
Interest expense	(18)	–
	2,831	890
Earnings before income taxes	29,290	13,168
Provision for income taxes (note 6)		
Current	1,039	860
Future	10,802	4,310
	11,841	5,170
NET EARNINGS FOR THE YEAR	17,449	7,998
Retained earnings (deficit), beginning of year	4,703	(3,295)
Retained earnings, end of year	$ 22,152	$ 4,703
Earnings per share (note 11)		
Basic	$ 0.19	$ 0.10
Diluted	$ 0.18	$ 0.10

Years ended December 31, 2005 and 2004

(CDN$ in thousands)	2005	2004
Cash provided by (used in):		
OPERATING ACTIVITIES		
Net earnings for the year	$ 17,449	$ 7,998
Non-cash charges to earnings		
Depletion, depreciation and accretion	19,900	12,097
Future income taxes	10,802	4,310
Stock-based compensation	3,215	1,172
Non-cash interest expense	7	–
Amortization of deferred financing charges	1	–
Cash flow from operations	51,374	25,577
Net change in non-cash working capital	(3,302)	3,601
	48,072	29,178
INVESTMENT ACTIVITIES		
Additions to oil and gas properties	(101,485)	(51,560)
Sale of oil and gas properties	1,425	337
Other assets	(44)	(191)
Net change in non-cash working capital	6,698	(3,075)
	(93,406)	(54,489)
FINANCING ACTIVITIES		
Net proceeds on issue of common shares	117,512	40,847
Issuance of convertible debentures	100,000	–
Deferred financing charges	(3,369)	–
	214,143	40,847
Increase in cash	168,809	15,536
Cash and cash equivalents, beginning of year	30,712	15,176
Cash and cash equivalents, end of year	$ 199,521	$ 30,712
Supplemental Disclosure:		
Cash interest received	$ 2,735	$ 843
Cash taxes paid (capital tax and Large Corporations Tax)	$ 980	$ 980

Years ended December 31, 2005 and 2004

(Tabular amounts in CDN$ thousands, except per share amounts, unless otherwise indicated)

1. ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with accounting principles generally accepted in Canada. Those policies considered significant are outlined below:

(a) Oil and gas properties

The full cost method of accounting is followed whereby all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized.

Such capitalized costs include lease acquisition, geological and geophysical, drilling, plant and equipment and pipeline costs and related overhead.

Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded. Revenues and costs associated with the Company's output from its Hilda Lake bitumen property are being recorded as an adjustment to the capitalized costs until the project reaches the commercial production stage.

The Company periodically assesses the carrying value of its oil and gas properties to determine if an impairment has occurred. An impairment is recognized if the carrying value of its oil and gas properties exceeds the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects. If it is determined that an impairment has occurred a loss is recognized to the extent that the carrying value of assets exceeds the sum of the net present value of future pre-tax cash flows from its proved plus probable reserves, the lower of cost or market value of its unproved properties and the cost of major development projects. The net present value of future cash flows are estimated using expected future product prices and costs and discounted using a risk-free interest rate.

The Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(b) Depreciation, depletion and accretion

Depreciation and depletion for oil and gas properties are calculated using the unit-of-production method which is based on production volumes, before royalties, and proved reserve volumes. Gas volumes are converted to equivalent oil volumes based on the relative energy content of six thousand cubic feet of gas to one barrel of oil. Included in oil and gas properties are expenditures related to unproven properties which have been excluded from the depletion calculation until such time as it is determined whether proved reserves are attributable to the properties or impairment in value has occurred.

(c) Revenue recognition

Revenues associated with the sale of the Company's crude oil and natural gas are recognized when title passes from the Company to its customer and delivery has taken place.

(d) Asset retirement obligations

The Company recognizes the fair value of its asset retirement obligations in the period in which it is incurred. The estimated fair value of the asset retirement obligation is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each period due to the passage of time and is charged to earnings for the period. Actual costs incurred upon settlement of the asset retirement obligation are offset against the liability recorded.

(e) Stock-based compensation

The Company uses the fair value method of accounting for stock-based compensation whereby the Company recognizes the cost of stock options granted to employees, directors and certain consultants. For options granted prior to January 1, 2003 the intrinsic value method was used and no compensation expense was recognized. Any consideration paid by the option holder on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

(f) Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits, bankers acceptances, bankers discount notes, and commercial paper. Cash equivalents and short-term investments are stated at cost, which approximates market value.

(g) Inventory

Inventory of oil products is stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Inventory costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition.

(h) Deferred financing charges

Deferred financing charges relate to the issuance of convertible debentures and are amortized on a straight-line basis over the term of the debt.

(i) Convertible debentures

The Company presents the convertible debentures as separate debt and equity components.

The debt component is equal to the discounted present value of the semi-annual cash interest obligations and the principal payment due at maturity, the discount rate is inferred using a non-convertible debt instrument of comparable term and risk at the date of issue. This will typically result in a lower accounting value then the actual face value of the debentures. This difference will be amortized as part of interest expense over the term of the debt, resulting in an accounting value equal to the face value on the maturity date.

The equity component represents the value of the conversion feature attached to the convertible debentures and is included as part of shareholders' equity. The value will remain constant until conversion or maturity of the debentures; upon conversion, a proportionate value will be transferred to common shares.

(j) Capitalized interest

The Company capitalizes interest on borrowings used to fund the construction of the Orion project at Hilda Lake. The interest will be capitalized until the project reaches the commercial production stage.

(k) Use of estimates

The preparation of the financial statements under Canadian GAAP requires management to make estimates and assumptions for many financial statement items based on their estimate and judgment. The amounts recorded for depletion and depreciation of property and equipment, stock-based compensation and the provision for asset retirement obligations are based on estimates. The ceiling test is based on estimates of oil and natural gas reserves, production rates, oil and gas prices, future costs and other relevant assumptions. The calculation of future income tax is based on assumptions, which are subject to uncertainty as to timing and which tax rates temporary differences are expected to reverse. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(l) Per share amounts

Basic earnings per share is calculated by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options were exercised or if the debentures were converted. The treasury stock method is used to determine the dilutive effect of stock options.

(m) Comparative numbers

Certain figures provided for prior years have been reclassified to conform to the presentation adopted in 2005.

2. OIL AND GAS PROPERTIES

	2005	2004
Petroleum and natural gas interests	**$ 218,809**	$ 139,874
Accumulated depletion and depreciation	**(52,030)**	(32,650)
	166,779	107,224
Orion SAGD project at Hilda Lake	**34,340**	11,383
	$ 201,119	$ 118,607

During the year ended December 31, 2005, the Company capitalized $1,407,000 (2004 – $782,000) of general and administrative costs related to exploration and development activity.

At December 31, 2005, the depletion and depreciation calculation excluded unproved properties of $49,552,000 (2004 – $20,946,000).

The reference prices used in the ceiling test evaluation of the Company's crude oil and natural gas reserves at December 31, 2005 were:

	2006	2007	2008	2009	2010	Thereafter
Crude oil						
Hardisty Bow River 24.9° ($/barrel)	44.27	47.79	43.23	40.28	38.65	+ 1.5%/year
Natural gas						
Alberta AECO-C Spot ($/MMbtu)	11.58	10.84	8.95	7.87	7.57	+ 1.5%/year

The Company constructed and operated a pilot plant on its Hilda Lake Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, which allowed the Company to make a decision to proceed with full development of the project (the "Orion SAGD project"). The expenditures incurred on the Hilda Lake property, including the operation of the pilot plant, are capitalized and will be amortized as part of the full cost pool beginning with first commercial production in 2007. As at December 31, 2005, the Company had not capitalized any interest expense on borrowings to finance the expenditures on this property.

3. CAPITAL STOCK

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

	Number of Shares	Amount
Common shares		
Balance December 31, 2003	73,262,772	$ 81,230
Issued for cash	9,000,000	42,300
Issue costs, net of tax benefits of $953	–	(1,517)
Stock options exercised	1,520,334	1,017
Balance December 31, 2004	83,783,106	$ 123,030
Issued for cash	11,000,000	123,750
Issue costs, net of tax benefits of $2,442	–	(4,059)
Stock options exercised	357,500	263
Balance December 31, 2005	**95,140,606**	**$ 242,984**

(c) Stock options

The Company has established a stock option plan pursuant to which common shares are available for the granting of incentive stock options. Pursuant to the plan, the exercise price of the option cannot be less than the market price of the common shares on the day the option is granted. The options generally vest over a three year period and are issued for a maximum term of 10 years.

Incentive stock options totaling 6,025,000 common shares were outstanding as at December 31, 2005. Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares	Range of Exercise Prices Per Share	Average Exercise Price Per Share
Balance December 31, 2003	4,697,000	$ 0.57 – 2.40	$ 1.51
Granted	3,007,500	4.95 – 7.40	6.89
Cancelled	(1,666)	2.03	2.03
Exercised	(1,520,334)	0.57 – 2.28	0.67
Balance December 31, 2004	6,182,500	$ 0.57 – 7.40	$ 4.33
Granted	220,000	9.76 – 11.21	10.88
Cancelled	(20,000)	11.21	11.21
Exercised	(357,500)	0.57 – 2.40	0.73
Balance December 31, 2005	**6,025,000**	**$ 0.57 – 11.21**	**$ 4.76**

The following table sets forth information about stock options outstanding as at December 31, 2005.

	Options Outstanding			*Options Exercisable*	
Range of Exercise Price	Number of Options	Weighted Average Price per Share	Remaining Contractual Life (yrs)	Options Exercisable	Weighted Average Price per Share
$0.57 – $0.99	250,000	$ 0.77	3.5	250,000	$ 0.77
$1.00 – $1.99	190,000	1.36	5.3	190,000	1.36
$2.00 – $2.40	2,377,500	2.25	6.5	2,348,336	2.25
$4.95 – $9.76	3,057,500	6.93	8.6	969,175	6.88
$9.77 – $11.21	150,000	11.21	9.2	–	–
	6,025,000	**$ 4.76**	**7.5**	**3,757,511**	**$ 3.30**

(d) Stock-based compensation

The fair value of options granted is measured using the Black-Scholes model. In 2005, the Company granted 220,000 (2004 – 3,007,500) with a fair value of $934,000 (2004 – $8,750,000). This value will be recognized as an expense over the vesting period of the options. The following table sets out the assumptions used in applying the Black-Scholes model:

	2005	2004
Risk-free interest rate	**3.58%**	4.34%
Expected life (in years)	**5**	5
Expected volatility	**0.38**	0.41
Dividends per share	**–**	–

The Company has applied the new accounting policy for all options granted since January 1, 2003. If the Company had applied the new accounting policy for all options granted in 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

	2005	2004
Net earnings, as reported	**$ 17,449**	$ 7,998
Net earnings, proforma	**$ 16,935**	$ 6,972
Earnings per share, as reported	**$ 0.19**	$ 0.10
Earnings per share, proforma	**$ 0.18**	$ 0.09

4. BANK CREDIT FACILITIES

As at December 31, 2005, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus 1/4% per annum. The authorized credit limit is subject to annual review and redetermination. The facility is collateralized by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At December 31, 2005, there were no advances outstanding under this facility.

5. SUBORDINATED CONVERTIBLE DEBENTURES

On December 30, 2005 the Company issued $100 million of convertible unsecured subordinated debentures ("Debentures"). The Debentures bear interest at a rate of 3.5% per annum payable semi-annually in arrears on June 30 and December 31 in each year commencing June 30, 2006. The Debentures mature on December 31, 2012. The Debentures are convertible at the option of the holder into common shares at a conversion price of $15.00 per share. Holders converting their Debentures will not receive accrued interest, if any, thereon. On or after January 5, 2011, BlackRock has the right to redeem all or a portion of the Debentures at a redemption price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest to, but excluding the redemption date.

If a holder elects to convert its Debentures in connection with a change of control that occurs prior to January 5, 2011, the holder will be entitled to receive a make whole premium (in the form of additional common shares) upon conversion in certain circumstances, subject to BlackRock's right to make the Debentures convertible into a public acquiring company's shares (a "Public Acquiror Change of Control"). In the event of a Change of Control, the Company will be required to offer to purchase all of the Debentures at a price equal to the principal amount of the Debentures, plus accrued and unpaid interest, unless the Change of Control constitutes a Public Acquiror Change of Control and the Company instead elects to adjust the conversion rate such that the Debentures are exercisable into securities of the acquiror, subject to certain exceptions.

BlackRock may, at its option and subject to certain conditions, elect to satisfy its obligation to repay all or any portion of the principal amount of the Debentures that are to be redeemed, purchased or that are to be repaid at maturity, by issuing and delivering common shares. The number of shares a holder will receive in respect of each Debenture will be determined by dividing the principal amount of the Debentures, plus accrued or unpaid interest, that are to be redeemed by 95% of the current market price of the common shares at the time of redemption, repayment or maturity.

Issuance December 30, 2005	$ 100,000
Equity component (conversion option)	(23,542)
Accretion of non-cash interest expense	7
Balance, end of year	**$ 76,465**

6. INCOME TAXES

The differences between the expected income tax provision and the reported income tax provision are summarized as follows:

	2005	2004
Tax expense @ 40.37% (2004 – 41.50%) of earnings before tax	**$ 11,824**	$ 5,465
Crown payments not deductible for tax purposes	**1,653**	1,111
Resource allowance	**(3,020)**	(2,094)
Non-deductible expenses	**1,311**	490
Rate reduction	**(1,110)**	(622)
Other	**144**	(40)
Total future tax provision	**10,802**	4,310
Large Corporations Tax and provincial capital tax	**1,039**	860
	$ 11,841	$ 5,170

The components of the net future income tax liability as at December 31, 2005 and 2004 are as follows:

	2005	2004
Future income tax assets		
Asset retirement obligations	**$ 3,555**	$ 2,718
Share issue costs	**2,626**	1,076
Attributed Canadian Royalty Income	**169**	–
Non-capital loss carry-forwards	**7**	16
Other	**100**	55
	6,457	3,865
Future income tax liabilities		
Carrying value of assets in excess of tax basis		
Oil and gas properties	**26,413**	15,702
Debt financing costs	**240**	–
Net future income tax liability	**$ 20,196**	$ 11,837

7. FINANCIAL INSTRUMENTS

(a) The carrying amounts of cash, accounts receivable, and accounts payable and accruals approximate fair value because of the short maturity of these instruments.

(b) Periodically, the Company enters into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. At December 31, 2005, none of the Company's future production was hedged.

(c) The Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. In addition, the Company sells production to a range of purchasers who are subject to internal credit review to minimize the risk of non-payment.

(d) The convertible debentures may be redeemed at the Company's option on or after a predetermined date, and the Company at its option may settle the redemption requirement through the issuance of common shares.

The conversion feature included with the debentures has been classified as equity. This option allows the holder to convert the debentures into a fixed number of common shares.

8. ASSET RETIREMENT OBLIGATIONS

At December 31, 2005, the estimated total undiscounted future amount required to settle the asset retirement obligations was $15.7 million. These obligations will be settled based on the useful lives of the underlying assets, which ranges from one to twenty years. The present value of the asset retirement obligations has been calculated using a credit adjusted risk-free rate of 6.25% and an inflation rate of 1.5%.

Changes to asset retirement obligations were as follows:

	2005	2004
Asset retirement obligations, beginning of year	**$ 7,475**	$ 6,078
Increase in liabilities	**1,833**	1,292
Liabilities eliminated on sale of property	**–**	(216)
Change in estimates	**–**	(59)
Accretion expense	**467**	380
Asset retirement obligations, end of year	**$ 9,775**	$ 7,475

9. COMMITMENTS

The Company has entered into certain commitments related to transportation and processing agreements, capital commitments and leasing of office premises. As at December 31, 2005, the payments due under these commitments are as follows:

2006	$ 1,655
2007	1,655
2008	1,564
2009	1,096
2010	626
Thereafter	$ 156

In addition to the above, committed equipment and engineering design costs for the Orion SAGD project at Hilda Lake were $44,153,000 to be incurred over the next two years.

10. LEGAL PROCEEDINGS

In 2003, after a seven-month consultative process with the Whitefish Lake First Nation ("WLFN") and other stakeholders, the Company obtained a permit from the Alberta Energy and Utilities Board ("AEUB") allowing the Company to construct a heavy oil pipeline in the Seal Lake area. The AEUB did not grant the WLFN intervenor status to oppose the permit application on the basis that the WLFN had not established the potential for direct and adverse impact on legally recognized rights. The WLFN applied for leave to appeal the denial of standing. In addition, the WLFN applied for an injunction to stop construction of the pipeline pending its appeal. In February 2004, the Court of Appeal of Alberta denied the WLFN's request for an injunction but granted the WLFN leave to appeal on the issue of whether the AEUB had applied the appropriate standard in reaching its decision to deny the WLFN status to oppose the application. The WLFN has not pursued an appeal of this decision.

If the Court of Appeal of Alberta determines that the AEUB did not apply the correct standard in reaching its decision to deny the WLFN standing, then the matter will likely be referred back to the AEUB with a direction to reconsider whether the WLFN should be granted intervenor status. If the WLFN is then granted intervenor status, the AEUB could reconsider the granting of the pipeline permit during which process the WLFN, the Company and other affected parties would have the right to be heard. After such reconsideration, the AEUB could, among other things, grant the permit again with the same conditions as the original permit, grant the permit with additional conditions or deny the permit altogether. In the event that the AEUB denies the permit, the Company could not continue to operate the pipeline, although the Company would have the right to reapply to the AEUB for another permit.

On March 22, 2004, Chief Clifford Laboucan and the WLFN (together, the "Plaintiffs") filed a Statement of Claim (the "Claim") in the Court of Queen's Bench of Alberta (the "Court"), naming the Province of Alberta, the Company and Mr. John Festival, President of the Company, as defendants.

In the Claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to over 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs allege that when the WLFN selected its reserve lands, it was not advised by the Federal Government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves. Accordingly, the Plaintiffs claim ownership of all of the Company's developments, licences, tenures, permits, leases, mineral rights and titles in the Seal Lake area. In addition, the Plaintiffs allege that the Province of Alberta and the Company did not properly consult with the WLFN prior to the AEUB authorizing the construction of the Company's pipeline and breached various fiduciary, trust, legal and equitable obligations to the WLFN, and that the Federal Government and others have acted fraudulently. The Plaintiffs are also seeking general, punitive and aggravated damages against the Province of Alberta, the Company and Mr. Festival totaling $12.5 billion.

Management of the Company believes that the Claim, as it relates to the Company and Mr. Festival, has no merit and has filed a Statement of Defense and intends to seek dismissal of the Claim. However, the Company cannot predict the outcome of these proceedings or whether these proceedings will lead to monetary damages, which could have a material adverse effect on the Company's financial position.

11. EARNINGS PER SHARE

The following is a reconciliation of basic and diluted earnings per shares:

	2005	2004
Net earnings ($000s)	**$ 17,449**	$ 7,998
Weighted average number of shares outstanding	**93,139,564**	81,117,839
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options	**2,453,452**	2,022,033
Basic earnings per share	**$ 0.19**	$ 0.10
Diluted earnings per share	**$ 0.18**	$ 0.10

The convertible debentures are excluded from the earnings per share calculation as they are not dilutive.

Five Year Summary

Years ended December 31	2005	2004	2003	2002	2001
FINANCIAL ($ thousands, except per share data)					
Oil and gas revenues	**162,834**	71,908	27,921	25,414	14,095
Cash flow from operations	**51,374**	25,577	14,122	12,304	5,606
Per share	**0.55**	0.32	0.19	0.18	0.10
Net earnings	**17,449**	7,998	3,909	3,772	437
Per share	**0.19**	0.10	0.05	0.06	0.01
Capital expenditures	**101,485**	51,560	36,377	11,432	9,052
Total assets	**437,567**	171,757	107,496	91,345	46,836
Shareholders' equity	**293,090**	128,929	77,959	73,788	39,249
OPERATIONS					
Production					
Total (Mbbls)[1]	**3,124**	1,943	1,311	1,069	940
Per day (bbls)[1]	**8,560**	5,308	3,592	2,928	2,575
Average crude oil sales price (CDN$/bbl)[1]	**25.78**	23.13	21.30	23.78	15.00
Reserves (Mbbls)					
Proved	**121,943**	19,745	12,247	8,133	6,492
Proved plus probable	**195,061**	24,726	15,504	10,051	8,249
Proved plus probable plus possible	**259,919**	24,726	15,504	10,051	8,247
COMMON SHARE INFORMATION					
Share price					
High	**12.34**	8.15	4.60	2.94	1.30
Low	**6.90**	3.98	2.02	0.92	0.81
Close	**11.50**	7.35	4.15	2.36	0.99
Shares traded (000s)	**75,721**	76,367	33,830	52,654	13,638
Number of shares outstanding (000s)	**95,141**	83,783	73,263	72,358	54,201
Weighted average shares outstanding (000s)	**93,140**	81,118	72,894	66,670	54,058

[1] Excludes Hilda Lake SAGD project.

Corporate Information

DIRECTORS

Kenneth F. Williamson[2], BSc, P.Eng, MBA
Chairman of BlackRock Ventures Inc.
Independent Consultant
Dwight, Ontario

C. Bruce Burton[1], CA, MBA
Chief Financial Officer and
Vice President Finance
Dundee Precious Metals Inc.
Thornhill, Ontario

John L. Festival, BSc
President of BlackRock Ventures Inc.
Calgary, Alberta

Victor Luhowy[1], BSc, MBA
President and
Chief Executive Officer
Mystique Energy Inc.
Calgary, Alberta

Kent J. MacIntyre[1,2], BSc, MBA
Independent Businessman
Calgary, Alberta

Seymour Schulich[2], CM, BSc, MBA, CFA
Chairman
Newmont Capital Limited
Toronto, Ontario

[1] Audit Committee

[2] Governance Committee

OFFICERS

John Festival, BSc
President

Don Cook, CA, CFA
Vice-President, Finance
Chief Financial Officer
and Secretary

Brad Gardiner, BSc
Vice-President, Production

Timothy Kozmyk, BSc
Vice-President, Exploration

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
600, 333-7 Avenue S.W.
Calgary, Alberta T2P 2Z1

Inquiries about shareholdings, address changes, or lost certificates should be directed to:
Answer Line (416) 643-5500
or toll-free throughout
North America at 1-800-387-0825
Website: www.cibcmellon.ca
Email: enquiries@cibcmellon.ca

HEAD OFFICE

2600, 605-5 Avenue S.W.
Calgary, Alberta T2P 3H5
Phone: (403) 233-2253
Fax: (403) 263-0437
Website: www.blackrock-ven.com

BANKERS

Canadian Western Bank
Calgary, Alberta

RESERVES ENGINEERS

Sproule Associates Limited
Calgary, Alberta

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

LEGAL

Bennett Jones LLP
Calgary, Alberta

STOCK SYMBOL

Toronto Stock Exchange – BVI

Designed and produced by Merlin Edge Inc. (www.merlinedge.com)



BLACKROCK

2600, 605-5 Avenue S.W.
Calgary, AB T2P 3H5
T. 403-233-2253
www.blackrock-ven.com

BLACKROCK VENTURES INC.

PROXY SOLICITED BY MANAGEMENT OF THE CORPORATION
FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, MAY 9, 2006

The undersigned shareholder of BlackRock Ventures Inc. (the "**Corporation**") hereby appoints Kenneth F. Williamson, Chairman, or failing him, John L. Festival, President, or instead of either of them, ____, as proxy for the undersigned to attend, act and vote for and on behalf of the undersigned at the **Annual and Special Meeting of Shareholders of the Corporation to be held on Tuesday, May 9, 2006 at 10:00 a.m. (Calgary time)**, and at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or any adjournment thereof, and without limiting the power granted hereby, directs that the shares registered in the name of the undersigned be voted as follows:

1. ☐ VOTE FOR or ☐ WITHHOLD FROM VOTING FOR the election of those persons specified in the management proxy circular which accompanies this form of proxy (the "**Management Proxy Circular**") as directors of the Corporation for the ensuing year or until their successors are elected or appointed;

2. ☐ VOTE FOR or ☐ WITHHOLD FROM VOTING FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year;

3. ☐ VOTE FOR or ☐ VOTE AGAINST a special resolution to change the name of the Corporation from "BlackRock Ventures Inc." to "BlackRock Oil Sands Ltd.";

4. ☐ VOTE FOR or ☐ VOTE AGAINST a resolution to continue the Corporation's shareholder rights plan under an amended and restated shareholder rights plan agreement and to approve the second amended and restated shareholder rights plan agreement; and

5. to vote in his discretion on any amendment or variation to the foregoing matters or on any other matter to properly come before the meeting.

The persons named above will vote for or against or withhold from voting for, as applicable, the common shares represented by this proxy in accordance with the directions above on any ballot that may be called for at the meeting or any adjournment thereof. In the absence of such directions, the persons named above will vote the common shares represented by this proxy in favour of all of the matters referred to above.

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the meeting or any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting the proxy.

The undersigned hereby acknowledges receipt of the Notice of the Annual and Special Meeting of Shareholders and the Management Proxy Circular dated March 21, 2006 and revokes any instrument of proxy or proxies previously given to vote with respect to the matters referred to above.

DATED this .... day of ...., 2006.
(If no date is inserted, this proxy shall be deemed to be dated on the date on which the form of proxy was mailed by the Corporation.)

....
Signature of Shareholder

....
Name of Shareholder (please print)

Each shareholder has the right to appoint a person (who need not be a shareholder) other than management nominees to attend and act on his behalf at the meeting. Such right may be exercised either by striking out the printed names of the management nominees and inserting in the space provided therefor the name of the person to be appointed as proxy or by completing another appropriate form of proxy.

Proxies given by shareholders may be revoked at any time prior to their use.

VOTING OPTIONS AND INSTRUCTIONS FOR SHAREHOLDERS

In addition to voting by mail, your voting instructions can also be conveyed over the telephone or the internet, as described below.

Vote by Mail

1. In order to vote by mail, this proxy must be dated and signed by the *shareholder, or by his or her attorney authorized in writing, or if the* shareholder is a corporation, under its corporate seal by a duly authorized person.

2. You may send your completed and signed proxy in the envelope provided.

3. The name of the shareholder must appear exactly as it is shown on the affixed label. If common shares are held jointly, any one of the joint owners may sign.

4. If common shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If common shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy.

5. A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by CIBC Mellon Trust Company by mail or delivery to its principal corporate trust office in Calgary, Alberta at any time up to 4:00 p.m. (Calgary time) on May 5, 2006.

6. For further information, see "General Proxy Matters" in the Management Proxy Circular.

Vote by Telephone

You may use any touch-tone telephone to transmit your voting instructions. Telephone toll-free 1-866-271-1207 (English and French) and follow the instructions the Vote Voice provides you. You should have this proxy in hand when you call. Your 13 digit Control Number is located on this proxy below, on the left hand side. If you vote by telephone, your vote must be received by 4:00 p.m. (Calgary time) on May 5, 2006. **You cannot use the telephone voting service if you wish to designate another person to attend and vote on your behalf at the Meeting.**

Vote By Internet

You may use the internet at www.eproxyvoting.com/blackrock to transmit your voting instructions and for electronic delivery of information. You should have this proxy in hand when you access the web site. You will be prompted to enter your 13 digit Control Number which is located on this proxy below, on the left hand side. If you vote by internet, your vote must be received by 4:00 p.m. (Calgary time) on May 5, 2006.

To utilize telephone voting or internet voting you will need to use your 13 digit Control Number, which is set forth below, on the left hand side of this proxy. The Control Number is your personal security code and will be used to authenticate your voting instructions.

↓ Your Control Number ↓

Section 12g 3-2(b) Exemption
File No. 82-4555


BLACKROCK

BlackRock Ventures Inc.

ANNUAL INFORMATION FORM

For the year ended December 31, 2005

March 21, 2006

TABLE OF CONTENTS

GLOSSARY

In this Annual Information Form, the abbreviations and definitions set forth below have the following meanings:

API	American Petroleum Institute (degrees API is a measure of the specific gravity of oil—the higher the number, the lighter the oil)
ARTC	Alberta Royalty Tax Credit
bbls	barrels
bbls/d	barrels of oil per day
boe/d	barrels of oil equivalent per day
CBCA	Canada Business Corporations Act
Mbbls	thousand barrels
MMbbls	million barrels
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MMcf	million cubic feet
MMcf/d	million cubic feet per day
SAGD	Steam Assisted Gravity Drainage (a thermal bitumen recovery technique)
Section	640 acres of land
WTI	West Texas Intermediate (a reference point for U.S. oil pricing)
$000's	thousands of dollars

BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio of 6 Mcf: 1bbl of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

METRIC CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To convert from:	To:	Multiply by:
Thousand cubic feet (Mcf gas)	Thousand cubic metres	0.028
Barrels (bbls oil)	Cubic metres	0.159
Feet (well depths)	Metres	0.305
Miles (distance)	Kilometres	1.609
Acres (land)	Hectares	0.405

In this Annual Information Form, references to "dollars" and "$" are to the currency of Canada, unless otherwise indicated.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking information relating, but not limited, to operations, anticipated financial performance, business prospects and strategies of BlackRock Ventures Inc. ("BlackRock", the "Company" or the "Corporation"). Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook on, without limitation, oil and gas prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance.

The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of BlackRock's businesses include, but are not limited to, the following factors: volatility of oil and gas prices; commodity supply and demand; fluctuations in currency and interest rates; ultimate recoverability of reserves; timing and costs of drilling activities and pipeline construction; new regulations and legislation; and the availability of capital. Readers are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by BlackRock at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect BlackRock's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time and under "Risk Factors" in this Annual Information Form. There is no representation by BlackRock that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and BlackRock does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities legislation. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

CORPORATE STRUCTURE

BlackRock was incorporated under the *Canada Business Corporations Act* (the "CBCA") on May 16, 1996 in connection with a statutory plan of arrangement under the CBCA, which became effective on October 16, 1996.

The head office of the Company is located at 2600, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5. The registered office of the Company is located at 4500, 855 – 2nd Street S.W., Calgary Alberta, T2P 4K7.

BlackRock has no material subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company's principal business is the acquisition, exploration, development and production of heavy oil properties. The Company's principal operating areas are in northern Alberta and west-central Saskatchewan.

History

BlackRock commenced operations in 1996. The Company's principal assets were a large investment in a mining company and a 65% working interest in a bitumen lease at Hilda Lake in the Cold Lake oil sands area of northeastern Alberta (the "Hilda Lake Property") with a single well pair SAGD pilot operating on the lease. In 1999, the investment in the mining company was liquidated and in April 1999, the board of directors of the Company (the "Board of Directors") hired a new management team to implement a strategy focused on heavy oil.

In 2001, the Company established a $5 million credit facility with a Canadian chartered bank, however, as at December 31, 2005, the Company has not utilized the facility. During 2002, BlackRock completed two private equity financings, which raised gross proceeds of $31 million. The first financing occurred in March, when the Company issued 12,000,000 common shares (the "Common Shares") at a price of $1.50 per share. The second financing occurred in September, with BlackRock issuing 5,000,000 Common Shares at a price of $2.60 per share. In April 2004, the Company completed a public offering pursuant to which it issued 9,000,000 Common Shares at a price of $4.70 per share, which raised gross proceeds of $42.3 million. In March 2005, the Company completed a public offering pursuant to which it issued 11,000,000 Common Shares at a price of $11.25 per share, which raised gross proceeds of $123.8 million. In December 2005, the Company issued $100,000,000 aggregate principal amount of 3.5% convertible unsecured subordinated debentures due 2012 (the "Debentures") at a price of $1,000 per Debenture, which are described in greater detail under "Description of Capital Structure". The net proceeds of all of these financings have been or will be used to fund the Company's capital expenditure programs.

In addition to the Hilda Lake Property, BlackRock's most significant properties are located at Seal, Alberta, Chipmunk, Alberta and Lloydminster, Saskatchewan, which properties are described in greater detail under "Oil and Gas Properties". In the seven years since the new management group was installed, the Company's conventional heavy oil production has increased from nil to approximately 14,000 bbls/d. This production growth has occurred in its core areas of Lloydminster, Saskatchewan and Seal, Alberta and is due primarily to full cycle exploration and development drilling activities, rather than through acquisitions. See "Oil and Gas Properties".

In November 2005, the Company received Board of Directors approval to proceed with commercial development of its 100% owned, 20,000 bbls/d Orion SAGD project at Hilda Lake (the "Orion SAGD Project").

Significant Acquisitions

During 2005, the Company did not make any significant property or corporate acquisitions.

NARRATIVE DESCRIPTION OF THE BUSINESS

Substantially all of the Company's revenues are derived from the sale of heavy oil.

Heavy Oil Industry

Heavy oil is generally classified as oil with an API gravity of 25° API or less and which can be produced commercially by natural flow. Some heavy oil is highly viscous and it will not flow to a well bore on its own accord in commercial quantities. This highly viscous heavy oil (sometimes referred to as bitumen) is categorized as being either a surface-mineable or an in-situ extractable deposit. With respect to the former process, the oil is recovered through mining and upgraded to synthetic oil. With respect to in-situ deposits, the oil is encouraged to flow to well bores through the application of external energy, such as heat through the use of SAGD.

Markets

There are three primary markets for heavy oil:

1. *Asphalt plants*

   Due to its density and chemical composition, heavy oil makes excellent feedstock for the manufacture of paving and roofing asphalt.

2. *High conversion plants at refineries*

   Coking or hydrocracking processes allow refiners to produce higher valued products, such as gasoline and aviation fuel, from cheaper heavy oil.

3. *Crude oil upgraders*

   Upgraders use heavy oil as a feedstock to produce a synthetic crude oil which is further processed at refineries.

Light Oil / Heavy Oil Price Differentials

Processing heavy oil is more expensive than processing conventional light oil, and it yields less valuable products compared to refining light oil. Accordingly, producers of heavy oil receive lower wellhead prices for their oil. This difference between prices for heavy oil (API of 25°) and light oil (generally referred to as WTI oil with an API of 40°) is commonly referred to as the "price differential".

Volatility in the price differential is a result of availability of supply, seasonal demand, pipeline constraints and heavy oil conversion capacity of refineries. See "Risk Factors – Commodity Price Risk".

Diluent

Heavy oil is usually blended with a lighter hydrocarbon stream – referred to as diluent – to improve its pipeline flow characteristics by reducing the viscosity. The volatility in diluent prices has a significant effect on the wellhead price of oil for a heavy oil producer.

Accessibility to Transport

Canadian heavy oil is dependent on demand from the U.S. Midwest and Rocky Mountain regions. Pipeline constraints to these markets can lead to wide fluctuations in the price differential and ultimately the netback received by heavy oil producers. Canadian heavy oil production is not currently pipeline constrained.

Competition

The oil and gas industry in Canada is highly competitive in all aspects, including the exploration for, and development of, new sources of supply, the acquisition of oil and gas interests and the marketing of crude oil and natural gas. The Company competes with other companies in this sector for the exploration and development of oil and gas reserves. The Company's primary competitors include integrated oil and gas companies, senior oil and gas companies and numerous independent producers, some of which may have greater financial and other resources than BlackRock.

Seasonality of Markets

Generally, demand for heavy oil is greater in the summer months due to higher asphalt demand for road construction programs. As a result, the price differential will typically narrow in the summer months and widen during the winter, resulting in higher heavy oil prices during those summer periods.

Regulatory Matters

Provincial Royalties and Incentives

For crude oil, natural gas and related products produced on Crown lands, the royalty regime is a significant factor in the profitability of such production operations. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production on such Crown lands. The rate of royalties payable generally depends in part on the type of product being produced, well productivity, geographical location and field discovery date. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties.

From time to time, the provincial governments of Alberta and Saskatchewan have established incentive programs for exploration and development. Such programs often provide for royalty reductions and royalty holidays and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. The trend in recent years has been for provincial governments to allow such programs to expire without renewal and, consequently, there are relatively few incentive programs currently in effect.

On October 13, 1992, the Government of Alberta implemented major changes to its royalty structure and created incentives for exploring and developing oil and natural gas reserves. The incentives created include: (i) a one year royalty holiday on new oil discovered on or after October 1, 1992; (ii) incentives by way of royalty holidays and reduced royalties on reactivated, low productivity, vertical re-entry or horizontal wells; (iii) introduction of separate par pricing for light/medium and heavy oil; and (iv) a modification of the royalty formula structure through the implementation of the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown, which applies to oil pools discovered between April 1, 1974 and October 1, 1992, has a base rate of 10% and a rate cap of 30%. The old oil royalty, which applies to oil pools discovered prior to April 1, 1974, reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In December 1995, the Government of Alberta implemented a generic oil sands royalty regime applicable to the production of oil sands. Under this regime, the Government of Alberta is entitled to a royalty of 1% of the gross production from a development area of a project until payout (with payout being determined utilizing a return allowance based on a referenced long-term bond rate). After payout, the royalty rate is based upon a formula which takes into account net revenues over gross revenues, with the maximum royalty payable equaling 25% of net revenues.

In Alberta, certain producers of oil or natural gas are also entitled to a credit against the royalties payable to the Alberta Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate varies between 75%, at prices for oil below \$100 per m^3, and 25%, at prices above \$210 per m^3. The ARTC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable by each producer or associated group of producers. Crown royalties on production from designated oil sands regions and, producing properties acquired from companies claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The ARTC rate is established quarterly based on the average "par price", as determined by the Alberta Resource Development Department for the previous quarterly period.

In 2002, the Government of Saskatchewan introduced a number of changes affecting the Crown royalty and production tax structures applicable for oil and gas wells drilled after October 1, 2002. This "fourth tier" Crown royalty rate is price sensitive and varies between heavy and non-heavy oil (from a minimum of 5% for heavy oil at a base price to a maximum of 30% for non-heavy oil at a price above the base price). In addition, the Government of Saskatchewan amended its volume based royalty/tax reduction incentives (the incentives are based on depth of the well and type of well). For a non-deep vertical development oil or gas well the royalty incentive volume (which would attract a maximum royalty of 2.5%) has been reduced from 4,000 m^3 to zero m^3. The new royalty/tax regime also reduced the Corporation Capital Tax Surcharge from 3.6% to 2.0% for all oil and gas produced from wells drilled after October 1, 2002. Oil and gas produced from most wells drilled between 1994 and October 1, 2002 are subject to "third tier" Crown royalty rates, which vary from a minimum of 10% for heavy oil at a base price to a maximum of 35% for non-heavy oil at a price above the base price.

Regulatory Approvals

The oil and natural gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government. These regulatory authorities may impose regulations on or otherwise intervene in the oil and natural gas industry with respect to such matters as land tenure, prices, royalties, production rates, environmental protection controls, income, exportation, and possibly expropriation or cancellation of contract rights.

Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for oil and natural gas and increase the Corporation's costs, although not in a manner or degree materially different from other oil and gas companies with similar operations.

Before proceeding with oil and gas projects, all required regulatory approvals must be obtained. The regulatory approval process can involve, among other things, stakeholder consultation, environmental impact assessments and public hearings. In addition, regulatory approvals may be subject to conditions including security deposit obligations and other commitments. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays and increased costs. Failure to abide by the conditions of regulatory approvals could result in the assessment of fines and penalties and, in some instances, orders to cease operations. BlackRock will take such steps as required to ensure compliance with the regulatory approvals it holds.

Aboriginal Consultation

The federal and provincial governments may have a duty to consult and possibly a duty to accommodate aboriginal people in respect of regulatory approvals that permit activities that could affect aboriginal rights or title. This consultation and any necessary accommodation could result in operational delays as well as increased capital expenditures and expenses, although not in a manner or degree materially different from other oil and gas companies operating in the same area. If the necessary Crown consultation is not completed, the regulatory approval that permits the activity that impacts aboriginal rights or title could be subject to legal challenge.

Environmental Regulation

All phases of the oil and gas business are subject to environmental regulation pursuant to a variety of Canadian, provincial, and municipal laws and regulations (collectively, "Environmental Legislation"). Environmental Legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and wastes and in connection with spills, releases and emissions of various substances to the environment. Environmental Legislation also requires that facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, changes to existing projects, may require the submission and approval of environmental impact assessments or permit applications.

The Corporation's Alberta-based operations are subject to the provisions of the *Environmental Protection and Enhancement Act* (Alberta) and associated regulations. Spilling or otherwise releasing or permitting the release of a substance into the environment, which includes water, land and air, in an amount or concentration or at a rate that may cause a significant adverse effect is prohibited, unless authorized by regulation or by an approval. Where a substance that has caused or may cause an adverse environmental effect is released into the environment, the person responsible for the substance must, as soon as that person becomes aware of the release, take all reasonable measures to remedy and confine the effects and remove or dispose of the substance so as to maximize environmental protection. Spills and releases from the Corporation's properties may have resulted or result in soil and groundwater contamination in certain locations. Such contamination is not unusual within the oil and natural gas industries. Any contamination found on, under or originating from the properties may be subject to legislated remediation requirements. The Corporation could be required to remove or remediate wastes disposed of or released by prior owners or operators. In addition, the Corporation could be held responsible for oil and gas properties in which the Corporation owns an interest but is not the operator.

Compliance with Environmental Legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties. Failure to comply with Environmental Legislation could result in the assessment of administrative, civil or criminal penalties and, in some instances, the issuance of injunctions to limit or cease operations. Although it is not expected that the costs of complying with Environmental Legislation will have a material adverse effect on the Corporation's financial condition or results of operations, no assurance can be made that the costs of complying with Environmental Legislation in the future will not have such an effect. The Corporation's operations are in substantial compliance with applicable Environmental Legislation. However, Environmental Legislation is subject to frequent change and the clear trend is to place increasingly stringent limitations on activities that may affect the environment.

In December 2002, the Canadian federal government ratified the Kyoto Protocol, which requires Canada to reduce its greenhouse gas emissions to 6% below 1990 levels over the 2008 to 2012 period. Although the Canadian government has not yet provided significant details on how it intends to meet these reduction targets, the energy industry has been identified as one of the areas that will be affected. Reductions in greenhouse gases from producers may be required, which could result in, among other things, increased operating and capital expenditures.

BlackRock is committed to meeting its responsibilities to protect the environment wherever it operates. The Corporation undertakes environmental audits of its major properties on an annual basis. The Corporation will take such steps as required to ensure compliance with the Environmental Legislation in which it operates. The Corporation believes that it is in material compliance with Environmental Legislation.

Employees

The Company had 16 full time employees as at December 31, 2005. The Company has also entered into approximately 50 consulting arrangements to help manage and operate the Company's oil and gas properties.

RISK FACTORS

The oil and gas industry involves a wide variety of risks that can materially affect the operational and financial performance of the Company, many of which are beyond the Company's control. These risks include, but are not limited to, the following:

Commodity Price Risk

Historically, the price of crude oil and natural gas has been volatile and is subject to wide fluctuations in response to changes in the supply and demand for crude oil, market uncertainty, weather conditions, exchange rate fluctuations and a variety of other factors. The Corporation manages this risk by maintaining a strong balance sheet. The Corporation is also able to mitigate some of these fluctuations through hedging programs. At the current time, fluctuations in the price of natural gas do not significantly impact BlackRock's operations.

BlackRock is effectively a single commodity corporation and heavy oil is not as readily marketable as conventional light oil. Heavy oil must undergo more intensive refining processes before it is a marketable product and, as a result, market prices are lower for heavy oil on a comparable basis. This difference between the market prices for light oil and for heavy oil is commonly referred to as the "price differential". Larger price differentials may adversely affect the future revenue and cash flow of the Corporation. Moreover, there is less refining capacity for heavy oil than light oil because of the intricacies and higher costs of producing refined heavy oil products. As the Corporation's production base increases, these risks may be reduced by entering into long-term supply agreements with refiners.

Uncertainty of Reserves

There are a number of uncertainties inherent in estimating the quantities of oil and gas reserves. Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. BlackRock's reserves are evaluated by an independent reservoir engineering firm each year.

Exploration Risk

The Corporation's future success is dependent on its ability to find or acquire additional reserves that are economically recoverable. Without successful exploration and development activities, the reserves of the Corporation will decline as reserves are produced, which could impact operating cash flows and results of operation. This risk is managed by using strict economic criteria for new projects and retaining highly skilled, knowledgeable personnel in all phases of oil operations.

Operational Risks

The Corporation is subject to various operational risks inherent with operating in the oil and gas industry. These risks include such things as well blow-outs, casing collapse, equipment failures, unexpected pressure changes, and sour gas and other toxic releases. Due to weather conditions, certain of the Corporation's properties are only accessible during the winter months. Earlier than normal spring break-up could require that such properties be shut-in for periods longer than planned.

Although the Corporation maintains insurance according to customary industry practice, it cannot fully insure against all of these risks. Losses resulting from the occurrence of these risks may have a material adverse impact on the Corporation.

Economic Risk

In addition to volatility of commodity prices, BlackRock is also subject to changes in interest rates, inflation rates and the general state of the economy. While some of these risks can be mitigated with hedging programs, the Corporation relies on maintaining a strong balance sheet to allow it to sustain operations during downturns in the economic cycle.

Capital Availability

The oil and gas industry is capital intensive. Capital requirements are subject to capital market risks, primarily the availability and cost of capital. BlackRock must compete for capital under prevailing capital market conditions and there are no assurances it will be able to raise the required capital to acquire, explore for and develop new projects, as well as finance development of existing properties.

Environmental and Safety Risk

The oil and gas industry is affected by an extensive regulatory regime. Regulations are in place to protect the environment, the safety of the workplace and the communities in which the Corporation operates. A breach of these regulations may result in the imposition of fines and penalties, including an order for the cessation of operations at the site until satisfactory remedies are made. The Corporation is committed to complying with these regulations. Safety and environmental risks are managed by implementing policies and standards that comply with government regulations and industry standards. As a matter of policy, BlackRock funds an independent environmental and safety audit on all of its properties on a three year rotating basis. In addition, BlackRock carries comprehensive insurance to reduce the risk of significant economic losses from oilfield accidents. BlackRock's Audit Committee reviews environmental and safety issues on a quarterly basis.

Reliance on Management

Shareholders must rely upon the experience and expertise of the management of BlackRock. The continued success of BlackRock is largely dependent on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon BlackRock's growth and profitability.

Corporate Matters

Certain of the directors and officers of the Corporation are also directors and officers of other oil and gas and natural gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of the Corporation and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the CBCA.

Property Title

Although title reviews will be performed according to industry standards prior to the purchase of most oil and gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the title claim of the Corporation, which could result in a reduction of the revenues received by the Corporation.

OIL AND GAS PROPERTIES

Map of Oil and Gas Properties


ALBERTA
SASKATCHEWAN
SEAL
CHIPMUNK
HILDA LAKE
Edmonton
LLOYDMINSTER
Calgary

Seal, Alberta

Seal is located in the Peace River oil sands deposit in northwest Alberta. BlackRock holds working interests ranging from 25% to 100% at Seal and has accumulated over 80,000 net acres of land in the area, through a combination of Crown land sales and industry farm-ins. BlackRock has divided this acreage into seven geographically and geologically distinct blocks (Central, Eastern, Peace River, Northern, Cadotte, Peace River North, Western). The principle producing zone in the area is the Bluesky formation and the net pay zone ranges from 5 metres to 25 metres in total thickness. Due to the success of the initial wells drilled in the Bluesky formation, the Company filed an application for a primary production development scheme with the Alberta Energy Utilities Board (the "AEUB") to drill and produce up to 80 (40 net) horizontal wells on the Central block Approval was received in early 2003 and BlackRock has drilled over 75 horizontal development wells on the Central block to the end of 2005. In 2003, BlackRock filed a similar development proposal for the Eastern block (75% average working interest), which will consist of up to 66 horizontal wells. Approval was received in 2004 and 47 horizontal have been were drilled on the Eastern block by the end of 2005. In 2005, BlackRock filed a development proposal for the Peace River block (100% working interest), which will consist of up to 72 horizontal wells.

The oil at Seal is a heavy sour crude ranging from 9° to 12° API. Heavy oil infrastructure was initially limited in the area and the oil produced had to be trucked to third party oil batteries. In 2003, BlackRock constructed a 10,000 bbls/d heavy oil processing facility at Seal, which was expanded to 23,000 bbls/d in 2005. The Company's working interest in this facility is 50%. In 2004, BlackRock also constructed a 50-mile pipeline from the Seal area that ties into the Rainbow Pipeline System, which allows Seal crude to be shipped to Edmonton, Alberta. The installation of the pipeline has increased wellhead prices as trucking and terminaling charges have been reduced, and it has also reduced production disruptions due to spring break-up and other weather related factors. BlackRock's working interest in the pipeline is 45%. In 2005, a 13 kilometer road on the Peace River block was constructed. The road allows year-round access to the area, which is necessary to begin full-scale development of the block. Also in 2005, flowlines from all of the wells in the Central block to the battery facility were constructed and tied in.

The Seal area development project is in a designated oil sands region. The Alberta government has adopted a royalty regime that encourages companies to make the large investments required to develop oilsands projects. The royalty structure is 1% of gross revenues until the project recovers all costs plus a return on those costs. After payment of all costs the royalty rate payable to the provincial government is the greater of 1% of gross revenues or 25% of net revenues from the project. In addition, for income tax purposes, oilsands projects are eligible for accelerated deductions on certain capital costs.

Based on the activities undertaken to date, Sproule Associates Limited ("Sproule") has assigned 28.3 MMbbls of proved plus probable reserves to BlackRock in the Seal area as at December 31, 2005.

Hilda Lake, Alberta

The Hilda Lake Property consists of leases covering 5,120 acres (or 2,069 hectares) of land located in Sections 8 to 12 and 14 to 17, Township 64, Range 03, W4M in the Cold Lake area of northeastern Alberta. BlackRock has a 100% working interest in the Hilda Lake Property. The geological formation of interest in the Hilda Lake Property (the Clearwater formation) is the same formation that is produced at the adjacent Imperial Oil Cold Lake site, the nearby Canadian Natural Resources Limited Wolf Lake property and its Burnt Lake SAGD project.

SAGD typically involves drilling a pair of horizontal wells, with the upper comprising the steam injection well and the lower, approximately 5 metres below the injection well at the base of the reservoir, equipped as the oil production well. Steam is continuously injected through the upper well bore into the reservoir, and a steam chamber is formed to heat the formation. The heated bitumen, under the influence of gravity, drains to the lower horizontal well and is produced to surface. Potential benefits of using SAGD technology include reduced operating costs, higher production rates per well, and recovery factors of up to 50% or more of oil in place.

In 1996, BlackRock drilled one horizontal well pair to be used in the SAGD pilot test. The horizontal producer was drilled to a vertical depth of 420 metres, with the horizontal section extending 950 metres. The steam injector well was drilled approximately five metres above the horizontal producer over a horizontal length of 900 metres. In addition, a water disposal well and four observation wells to be used to monitor reservoir performance were drilled in 1996. In 1999 and 2000, the Company expanded the pilot project on the Hilda Lake Property by drilling one additional horizontal well pair and upgrading certain of the surface facilities.

BlackRock has been operating the pilot for over eight years and has produced in excess of 1.0 MMbls of oil. In 2001, BlackRock filed an application with the AEUB and Alberta Environment for the commercial development of the Orion SAGD Project on the Hilda Lake Property. BlackRock received regulatory approval for the Orion SAGD Project in 2004.

In November 2005 the Company received Board of Directors approval to proceed with the Orion SAGD Project at Hilda Lake. Construction of the first 10,000 bbls/d phase of the project began in December 2005 and is scheduled for completion in mid 2007. First production from the project is expected near the end of 2007. Phase Two of the project is an additional 10,000 bbls/d and anticipated to commence construction in 2008. The potential to increase the size of the second phase to 15,000 bbls/d is being evaluated.

The Company has completed the detailed engineering design and has pre-ordered a significant portion of the equipment for Phase One of the project. Total capital costs for both phases of development are anticipated to be approximately $340 million, with costs for Phase One estimated at approximately $225 million and Phase Two costs currently estimated at $115 million.

The Orion SAGD Project is in a designated oil sands region. The Alberta government has adopted a royalty regime that encourages companies to make the large investments required to develop oil sands projects. The royalty structure is 1% of gross revenues until the project recovers all costs plus a return on those costs. After payment of all costs the royalty rate payable to the provincial government is the greater of 1% of gross revenues or 25% of net revenues from the project. In addition, for income tax purposes, oilsands projects are eligible for accelerated deductions on certain capital costs.

Based on the activities undertaken to date, Sproule has assigned 226.8 MMbbls of proved plus probable plus possible reserves to BlackRock in the Hilda Lake area as at December 31, 2005.

Lloydminster, Saskatchewan

At Lloydminster, BlackRock initially acquired a 100% working interest in 65 wells, producing, in the aggregate, approximately 200 bbls/d, in 1999. Since the acquisition, BlackRock has grown production in the area to more than 2,000 bbls/d. The Lloydminster area offers multi-zone potential, with most of the production coming from the Sparky and Waseca formations. This core area includes fields at Forestbank, Maidstone, Pike's Peak, Edam North and others. BlackRock is the operator of all of its properties in the Lloydminster area.

In 2005, BlackRock drilled 15 (15 net) wells in the Lloydminster area with much of the activity focused on the Forestbank, Pike's Peak and Wildmere fields. As at December 31, 2005, Sproule has assigned 3.8 MMbbls of proved plus probable reserves to this area.

Chipmunk, Alberta

In 2004, BlackRock made a new heavy oil discovery in northern Alberta. Chipmunk is located approximately 15 miles southeast of BlackRock's Seal project, in the Peace River oilsands area of northwest Alberta.

This new play is characterized by high-volume, 11° API oil production from vertical wells drilled into the Mississippian-aged Pekisko Formation carbonate reservoirs. In total, BlackRock and working interest partner Talisman Energy Canada have successfully drilled 3 vertical wells for gross production in excess of 900 bbls/d. The Company plans to drill an additional 10-15 wells in 2006. Production comes from the Pekisko Waulsortian mounds, which are thick, reef-like structures that occur within a narrow belt along the southwest to northeast edge of the regional Pekisko Carbonate Bank. The Waulsortian mounds are characterized by build-ups of high permeability limestone up to 100 metres in thickness.

BlackRock's working interest in the Chipmunk area ranges from 55% to 95%. The Corporation has accumulated 73,000 gross acres (43,000 net acres) of land in the area. Chipmunk is located approximately five miles south of the Company's Seal Lake heavy oil pipeline.

As at December 31, 2005, Sproule had assigned 0.3 MMbbls of proved plus probable reserves to this area.

BlackRock and Talisman Energy Canada will continue their exploration program at Chipmunk in 2006. Plans for 2006 include a development drilling program on the structures identified.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The reserves data and other oil and gas information set forth below is dated as at December 31, 2005. The effective date of this data is December 31, 2005 and the preparation date is February 10, 2006.

Sproule has evaluated the proved plus probable plus possible crude oil and natural gas reserves of the Company as at December 31, 2005 (the "Sproule Report"). The reserves data set forth below ("Reserves Data") have been evaluated in accordance with regulations contained in National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101").

It should not be assumed that the estimated future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the assumptions used in the constant prices and costs tables and the forecast prices and costs tables will be attained and variances could be material. The recovery and reserve estimates of the Company's crude oil and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil and natural gas reserves may be greater than or less than the estimates provided therein.

All of BlackRock's oil and gas reserves are located within Canada.

Attached as Schedule "A" to this Annual Information Form is the report of reserves data of Sproule and attached as Schedule "B" to this Annual Information Form is the report of management and directors of the Company on the oil and gas disclosure.

Oil and Gas Reserves Data – Constant Prices and Costs

Summary of Oil and Gas Reserves – Constant Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Proved developed producing	-	-	18,760	17,002	2,321	2,076	-	-
Proved developed non-producing	-	-	796	690	-	-	-	-
Proved undeveloped	-	-	100,208	98,558	389	347	-	-
Total proved	-	-	119,764	116,250	2,709	2,423	-	-
Probable	-	-	72,028	66,823	553	494	-	-
Total	-	-	191,792	183,073	3,263	2,916	-	-

Note:

(1) The Sproule Report estimates 2006 annual production of 5,028,800 bbls of heavy oil and 404 MMcf of natural gas. Production from the Seal field represents 77% of the total estimated annual production of heavy oil, or 3,872,176 bbls.

(2) Pursuant to NI 51-101, possible reserves are not included under the constant prices and costs case.

Net Present Value of Future Net Revenue – Constant Prices and Costs

	Net Present Values of Before Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved developed producing	144,947	126,404	112,397	101,531	92,893
Proved developed non-producing	5,648	4,368	3,487	2,856	2,388
Proved undeveloped	167,445	4,614	(84,269)	(134,738)	(164,302)
Total proved	318,040	135,386	31,615	(30,351)	(69,020)
Probable	379,715	187,695	98,146	52,891	28,366
Total	697,754	323,081	129,761	22,539	(40,654)

	Net Present Values of After Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved developed producing	137,532	120,010	106,719	96,375	88,134
Proved developed non-producing	3,511	2,666	2,096	1,693	1,399
Proved undeveloped	108,835	(24,564)	(98,470)	(141,076)	(166,406)
Total proved	249,878	98,113	10,344	(43,007)	(76,873)
Probable	254,584	124,232	63,481	32,700	15,950
Total	504,463	222,345	73,825	(10,308)	(60,923)

Total Future Net Revenue (Undiscounted) – Constant Prices and Costs

	Revenue	Royalties	Operating Costs	Develop-ment Costs	Well Abandon-ment Costs	Future Net Revenue Before Income Taxes	Future Income Taxes	Future Net Revenue After Income Taxes
			($000's)					
Proved Reserves	2,437,735	73,306	1,486,770	544,864	14,755	318,040	68,162	249,878
Total Proved plus Probable	3,901,498	179,414	2,408,933	599,175	16,224	697,754	193,292	504,463

Net Present Value of Future Net Revenue By Production Group – Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/year)
		($000's)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	30,335
	Natural Gas (including by-products but excluding solution gas from oil wells)	1,280
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	128,353
	Natural Gas (including by-products but excluding solution gas from oil wells)	1,408

Oil and Gas Reserves Data – Forecast Prices and Costs

Summary of Oil and Gas Reserves – Forecast Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved developed producing	-	-	19,099	16,912	2,357	2,052	-	-
Proved developed non-producing	-	-	810	701	-	-	-	-
Proved undeveloped	-	-	101,575	93,065	397	344	-	-
Total proved	-	-	121,484	110,679	2,754	2,396	-	-
Probable	-	-	73,024	63,738	571	489	-	-
Total Proved and Probable	-	-	194,509	174,417	3,325	2,885	-	-
Possible	-	-	64,853	55,753	-	-	-	-
Total	-	-	259,361	230,170	3,325	2,885	-	-

Note:

(1) The Sproule Report estimates 2006 annual production of 5,052,300 bbls of heavy oil and 404 MMcf of natural gas. Production from the Seal field represents 77% of the total estimated annual production of heavy oil, or 3,890,271 bbls.

Net Present Value of Future Net Revenue – Forecast Prices and Costs

	Net Present Values of Before Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved developed producing	287,745	243,863	213,069	190,437	173,147
Proved developed non-producing	9,105	7,083	5,708	4,730	4,008
Proved undeveloped	908,527	483,929	243,512	100,564	11,776
Total proved	1,205,378	734,874	462,290	295,731	188,931
Probable	1,096,002	516,545	263,333	143,682	82,739
Total Proved and Probable	2,301,380	1,251,419	725,623	439,414	271,670
Possible	1,200,992	357,974	117,971	43,519	18,301
Total	3,502,371	1,609,393	843,593	482,933	289,970

	Net Present Values of After Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved developed producing	233,566	198,699	173,976	155,655	141,569
Proved developed non-producing	5,635	4,345	3,474	2,858	2,406
Proved undeveloped	606,271	306,727	136,428	34,799	(28,553)
Total proved	845,473	509,771	313,878	193,313	115,422
Probable	740,873	347,797	175,532	93,976	52,387
Total Proved and Probable	1,586,346	857,567	489,410	287,289	167,809
Possible	809,714	240,763	79,303	29,445	12,616
Total	2,396,061	1,098,330	568,713	316,734	180,425

Total Future Net Revenue (Undiscounted) – Forecast Prices and Costs

	Revenue	Royalties	Operating Costs	Develop-ment Costs	Well Abandon-ment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
			($000's)					
Proved Reserves	3,994,085	364,958	1,797,533	584,035	42,181	1,205,377	359,905	845,473
Total Proved Plus Probable	6,759,161	715,631	3,048,004	647,754	46,392	2,301,379	715,034	1,586,347
Total Proved plus Probable plus Possible	9,695,322	1,121,650	4,243,730	774,332	53,238	3,502,371	1,106,311	2,396,061

Net Present Value of Future Net Revenue By Production Group – Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/year)
		($000's)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0

	Heavy Oil (including solution gas and other by-products)	461,109
	Natural Gas (including by-products but excluding solution gas from oil wells)	1,181
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	724,343
	Natural Gas (including by-products but excluding solution gas from oil wells)	1,280
Total Proved plus Probable plus Possible	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	842,213
	Natural Gas (including by-products but excluding solution gas from oil wells)	1,280

Pricing Assumptions

Constant Prices and Costs

Year	WTI Cushing 40° API	Edmonton Par Price 40° API	Hardisty Bow River 24.9° API	Alberta AECO-C Spot	Exchange rate
	(US$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/MMBtu)	(US$/CDN$)
Dec. 31 2005	61.04	68.12	37.66	9.99	0.86

Pricing Assumptions – Forecast Prices and Costs

Year	WTI Cushing 40° API	Edmonton Par Price 40° API	Hardisty Bow River 24.9° API	Alberta AECO-C Spot	Inflation rate	Exchange rate
	(US$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/MMBtu)	(%/yr)	(US$/CDN$)
2005 (Actual)[3]	56.45	69.28	45.60	8.58	1.6	0.85
2006	60.81	70.07	47.27	11.58	2.5	0.85
2007	61.61	70.99	47.79	10.84	2.5	0.85
2008	54.60	62.73	43.23	8.95	2.5	0.85
2009	50.19	57.53	40.28	7.87	1.5	0.85
2010	47.76	54.65	38.65	7.57	1.5	0.85
2011	48.48	55.47	39.44	7.70	1.5	0.85
2012	49.20	56.31	40.25	7.83	1.5	0.85
2013	49.94	57.16	41.07	7.96	1.5	0.85
2014	50.69	58.02	41.90	8.09	1.5	0.85
2015	51.45	58.89	42.75	8.23	1.5	0.85
2016	52.22	59.78	43.60	8.37	1.5	0.85
Escalation rate of 1.5% thereafter						

Notes:
(1) The pricing assumptions were provided by Sproule
(2) None of the Company's future production is subject to a fixed or contractually committed price.
(3) The Company's average wellhead price in 2005 was $25.78 per bbl for oil and $9.07 per Mcf for natural gas.

Reconciliation of Changes in Reserves and Future Net Revenue

The following two tables summarize the changes in the Company's net oil and gas reserves (after the deduction for royalties) from December 31, 2004 to December 31, 2005.

Reconciliation of Company Net Reserves-Forecast Prices and Costs

	Heavy Oil (Mbbls)				
	Proved	Probable	Proved Plus Probable	Possible	Proved Plus Probable Plus Possible
Balance, Dec. 31, 2004	17,028	4,338	21,367	0	21,367
Production	(2,863)	-	(2,863)	-	(2,863)
Discoveries	212	30	242	-	242
Extensions	95,802	60,762	156,563	55,753	212,317
Technical Revisions	453	(1,398)	(945)	-	(945)
Economic factors	48	6	53	-	53
Balance, Dec. 31, 2005	110,679	63,738	174,417	55,753	230,170

	Natural gas (MMcf)				
	Proved	Probable	Proved Plus Probable	Possible	Proved Plus Probable Plus Possible
Balance, Dec. 31, 2004	187	25	211	-	211
Production	(4)	-	(4)	-	(4)
Discoveries	-	-	-	-	-
Extensions	-	-	-	-	-
Technical Revisions	-	-	-	-	-
Economic factors	20	3	23	-	23
Balance, Dec. 31, 2005	203	28	231	-	231

Note:
(1) In accordance with NI 51-101, these amounts exclude solution gas reserves.

Reconciliation of Changes in Net Present Value of Future Net Revenue (after tax)

Discounted at 10% per year – Constant Prices and Costs, Proved Reserves Only

Period and Factor	2005
Estimated future net revenue at beginning of year (2)	$ 57,567
Sales of oil and gas produced, net of production costs and royalties	(50,615)
Net change in prices, production costs and royalties related to future production	32,107
Changes in estimated future development costs	(400,161)
Extensions and improved recovery	370,892
Discoveries	885
Acquisitions of Reserves	-
Disposition of reserves	-
Net change resulting from revisions in quantity estimates	1,855
Accretion of discount	5,757
Other (1)	10,912
Net change in income taxes	(18,855)
Estimated future net revenue at end of year (2)	$ 10,344

Notes:
(1) Includes changes due to revised production profiles, development timing, royalty rates, operating costs etc.
(2) The average crude oil wellhead sales price used in the calculation was $14.92 per bbl at December 31, 2004 and $16.16 per bbl at December 31, 2005.

Notes to Information on Reserves Data

(1) Columns may not add due to rounding.
(2) All dollar amounts are in Canadian currency unless otherwise stated.
(3) The Sproule Report is based on ownership, production, cost and revenue data supplied by the Company. No field inspection was made or considered necessary by Sproule. The oil and gas reserves in the Sproule Report were determined in accordance with NI 51-101. Because of the inherent risk in drilling ventures, no guarantee is given or implied that the conclusions of the Sproule Report either in production or net production revenue will be achieved.
(4) "COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum.
(5) "Proved Reserves" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(6) "Proved Developed Producing Reserves" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.

(7) "Proved Developed Non-Producing Reserves" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(8) "Undeveloped Reserves" are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved or probable) to which they are assigned.

(9) "Probable Reserves" are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(10) "Possible Reserves" are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(11) "Gross" represent the Company's working, lessor royalty and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

(12) "Net" are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The Sproule Report includes data on proved undeveloped and probable reserves which require the expenditure of additional capital. The Sproule Report estimates future development costs of $774 million. These anticipated expenditures include, among other things, the drilling of 40-50 development wells in the Seal area and 10-20 wells in the Lloydminster area and full construction of the Orion SAGD Project at Hilda Lake.

Significant Factors or Uncertainties

None of the Company's conventional (non-thermal) properties included in the Reserves Data have unusually high expected development costs or operating costs. The Orion SAGD Project at Hilda Lake will require significant cash outlays during the construction stage and the total costs will be affected by economic pressures (i.e. labor supply, commodity prices, etc.).

Future Development Costs

	Constant Prices and Costs		Forecast Prices and Cost		
Year	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved plus Probable plus Possible
	($000's)				
2006	$202,016	$206,026	$202,016	$206,411	$206,411
2007	57,443	57,609	58,879	59,049	59,049
2008	90	90	95	95	95
2009	111,840	184,385	120,439	198,563	198,563
2010	45	45	49	49	49
Thereafter	173,430	151,020	202,557	183,587	310,165
Total	544,864	599,175	584,035	647,754	774,332
10% discount	$413,742	$446,454	$434,039	$469,698	$480,461

Note:

(1) The primary sources of funding these future development expenditures are existing working capital, internally-generated cash flow and equity financings. The Company does not expect the cost of funding these expenditures will make development of any of its properties uneconomic.

Other Oil and Gas Information

Oil and Gas Wells

The following table summarizes, as at December 31, 2005, BlackRock's gross and net interests in wells which are producing or are capable of production:

	Crude Oil Producing		Crude Oil Non-producing[2]		Natural Gas Producing		Natural Gas Non-producing[2]	
	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]
Total Alberta	137	78.1	-	-	1	1	-	-
Total Saskatchewan	60	58.5	18	17.6	-	-	-	-
Total	197	136.6	18	17.6	1	1	-	-

Notes:

(1) "Gross" means the number of wells in which the Company has a working or royalty interest. "Net" means the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest therein.

(2) "Non-producing" means a well which is not currently producing but is capable of producing in commercial quantities.

Properties with No Attributed Reserves

The following table sets out the Company's undeveloped land holdings as at December 31, 2005. Less than 10% of this acreage is due to expire in 2006.

	Gross Acres[1]	Net Acres[2]
Alberta	301,848	245,173
Saskatchewan	24,022	22,381
Total	325,870	267,554

Notes:

(1) "Gross Acres" means the total number of acres in which the Company has an interest.

(2) "Net Acres" means gross acres multiplied by the Company's percentage working interest therein.

Forward Contracts

As at December 31, 2005, the Company did not have any fixed price contracts to sell its crude oil. BlackRock's oil production is sold on a month-to-month basis to various oil marketers. Periodically, the Company may enter into a financial or physical hedge to fix the price on a portion of its revenue stream. At December 31, 2005, BlackRock had not hedged any future production.

Abandonment and Reclamation Costs

At December 31, 2005, the Company estimates that its future abandonment and reclamation costs is approximately $15.7 million, of which approximately $4.2 million will be incurred during the next three years. This estimate includes costs for abandoning and reclaiming 300 net well sites and two multi-well battery sites. Sproule, in calculating the Company's future net revenues, included an estimate for future abandonment and reclamation liabilities of $50.6 million ($7.3 million discounted at 10%). The Sproule report estimate includes abandonment and reclamation obligations on the Orion SAGD project at Hilda Lake. The Company has not recorded a abandonment or reclamation cost for this project. The Company estimates the equipment salvage value of these sites is approximately $4.7 million.

Tax Horizon

The Company did not pay any cash income taxes in 2005 (other than large Corporation tax and Saskatchewan Resource Surcharge, amounting to $1.0 million).

The Sproule Report forecasts cash taxes of $0.7 million payable in 2006. However, as a result of additional capital expenditures expected to be incurred in 2006 (in addition to the development expenditures included in the Sproule Report), the Company does not anticipate paying taxes until 2008 at the earliest.

Costs Incurred

The following table summarizes capital expenditures incurred by the Company for the years ended December 31, 2005 and 2004.

($000s)	2005	2004
Property acquisitions, undeveloped	$ 6,152	$ 2,070
Exploration costs	11,964	4,468
Development costs	54,173	35,763
	72,289	42,301
Pipeline costs	6,237	10,735
Hilda Lake costs, net of operating revenues	22,959	(1,476)
Total	101,485	$ 51,560
Land and acquisition (all undeveloped)	6,152	$ 2,070
Geological and geophysical	2,905	614
Drilling and completion	51,067	27,599
Equipment, facilities	39,002	22,333
Overhead and other	2,083	1,188
Net operating revenues from Hilda Lake property	276	(2,244)
Total	$ 101,485	$ 51,560

Exploration and Development Activities

The following table summarizes the number of gross and net exploratory and development wells BlackRock participated in drilling for each of the years ended December 31, 2005 and 2004.

	2005		2004	
	Gross[1]	Net[1]	Gross[1]	Net[1]
Development wells				
Oil	41	30.5	66	40.1
Gas	-	-	-	-
Service[2]	11	9	13	8.5
Dry	-	-	-	-
	52	39.5	79	48.6
Exploratory wells				
Oil	14	13.5	3	3.0
Gas	-	-	1	1.0
Service[2]	7	4.5	-	-
Dry	-	-	2	2.0
	21	18	6	6.0
Total[3]	73	57.5	85	54.6

Notes:

(1) "Gross" means the number of wells in which the Company has an interest. "Net" means the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest therein.

(2) Service wells include drilling disposal wells, water source wells, observation wells and stratagraphic test wells.
(3) All 73 wells drilled in 2005 were drilled in Canada, with 54 being drilled in the Seal area, in northern Alberta.

Production History

The following table indicates average daily production volumes and per unit netbacks, on a quarterly basis, for the years ended December 31, 2005 and 2004. Natural gas production in 2005 and 2004 represented less than 1% of total production on a barrel of oil equivalent basis (BOE) and has been combined with oil production due to the insignificant volumes. BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio of 6 Mcf: 1bbl of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

	2005, three months ended				
	March 31	June 30	September 30	December 31	Total
Daily Production					
Conventional heavy oil (boe/d)	8,309	8,293	8,414	9,214	8,560
Hilda Lake (boe/d)	394	358	403	578	434
Total (boe/d)	8,703	8,651	8,817	9,742	8,994
Crude Oil Netbacks ($/bbl)[1]					
Revenue	17.49	24.15	38.48	22.93	25.78
Royalties	1.38	1.74	3.52	1.66	2.07
Operating costs	6.97	7.23	7.71	8.18	7.55
Netbacks	9.14	15.18	27.25	13.09	16.16

	2004, three months ended				
	March 31	June 30	September 30	December 31	Total
Daily Production					
Conventional heavy oil (boe/d)	4,264	4,648	4,322	7,979	5,308
Hilda Lake (boe/d)	475	456	523	494	487
Total (boe/d)	4,739	5,104	4,845	8,473	5,795
Crude Oil Netbacks ($/bbl)[1]					
Revenue	20.92	23.09	33.64	18.62	23.13
Royalties	2.52	2.15	3.64	1.40	2.24
Operating costs	7.77	6.90	7.17	7.17	7.23
Netbacks	10.63	14.04	22.83	10.05	13.66

Note:
(1) Netbacks are for conventional heavy oil production only as net operating revenues of the Hilda Lake SAGD pilot are being capitalized.

The following table indicates the average daily gross production, before royalties, by major field, of crude oil and natural gas for BlackRock's producing properties for the years ended December 31, 2005 and 2004.

	Heavy Oil		Natural Gas	
Daily Average Production	2005	2004	2005	2004
	bbls/day		Mcf/day	
Saskatchewan				
Lloydminster area				
Forestbank	1,164	1,035	-	-
Maidstone	384	467	-	-
Edam North	174	168	-	-
Pike's Peak	210	200	-	-
Greenstreet	44	53	-	-
Other	96	158	249	36
Alberta				
Hilda Lake SAGD	434	487	-	-
Seal	6,263	3,167	-	-
Chipmunk	184	60	-	-
Total Production	8,953	5,795	249	36

DIVIDENDS

The Company has not paid any dividends on its outstanding Common Shares since incorporation, and does not foresee the declaration or payment of dividends in the near future. The future payments of dividends will be dependent upon the financial requirements of the Company to fund future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

The current authorized capital of the Corporation consists of an unlimited number of preferred shares (the "Preferred Shares"), and an unlimited number of Common Shares. As at March 21, 2006, 95,290,606 Common Shares were issued and outstanding.

Common Shares

The holders of Common Shares are entitled: (i) to vote on the basis of one vote for each Common Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote; (ii) subject to the prior rights of the holders of Preferred Shares, to receive, dividends declared by the Corporation, and to share in the distribution of the remaining property of BlackRock upon dissolution.

Preferred Shares

The Preferred Shares are issuable in series. The Preferred Shares of each series rank on a parity with the Preferred Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation. The board of directors of the Corporation is empowered to fix the number of shares and the rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares.

Convertible Debentures

On December 30, 2005, the Corporation issued $100 million aggregate principal amount of the Debentures. The Debentures were issued pursuant to an indenture (the "Indenture") dated December 30, 2005 entered into between the Corporation and CIBC Mellon Trust Company, as trustee. The Debentures pay interest at the rate of 3.5% semi-annually in arrears on June 30 and December 31 each year and have a maturity date of December 31, 2012 and are direct unsecured obligations of the Corporation and are subordinated to all senior indebtedness of the Corporation. The Debentures are redeemable on or after January 5, 2011 at a redemption price equal to their principal amount plus accrued and unpaid interest.

The Debentures are convertible into Common Shares at the option of the holder at any time prior to the close of business on the earlier of December 31, 2012 and the business day immediately preceding the date specified by the Corporation for redemption of the Debentures at a conversion price of $15.00 per Common Share, subject to adjustment in certain events. Holders converting their Debentures will not receive accrued interest, if any, thereon. If a holder elects to convert Debentures in connection with a Change of Control (as defined in the Indenture) that occurs prior to January 5, 2011, the holder will be entitled to receive a make whole premium (in the form of additional Common Shares) in certain circumstances, subject to the Corporation's right to make the Debentures convertible into Public Acquiror Shares (as defined in the Indenture). In the event of a Change of Control, the Corporation will be required to offer to purchase all of the Debentures at a price equal to the principal amount of the Debentures, plus accrued and unpaid interest, unless the Change of Control constitutes a Public Acquiror Change of Control and the Corporation instead elects to adjust the conversion rate such that the Debentures are exercisable into the securities of the acquiror, subject to certain exceptions.

SHAREHOLDER RIGHTS PLAN

On January 21, 2000, the Corporation implemented a shareholder rights plan (the "Rights Plan") pursuant to a Shareholder Rights Plan Agreement dated January 21, 2000, which was amended and restated on March 24, 2003, (the "Rights Plan Agreement") between the Corporation and CIBC Mellon Trust Company, as rights agent. Copies of the Rights Plan Agreement are available upon request to the Secretary of the Corporation. The Rights Plan Agreement is also available on SEDAR at www.sedar.com.

The Rights Plan utilizes the mechanism of the Permitted Bid (as defined in the Rights Plan Agreement) to encourage a person seeking control of the Corporation to give the board of directors and the shareholders of the Corporation sufficient time to evaluate the take-over bid, negotiate with the initial bidder and encourage competing bids to emerge. The purpose of the Rights Plan is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making its bid comply with the conditions specified in the Permitted Bid provisions of the Rights Plan that include, among other things, the requirement that the Permitted Bid remain open for not less than 45 days. If a person makes a take-over bid that is a Permitted Bid, then the Rights Plan will not affect the transaction in any respect.

The Rights Plan will expire on the earlier of the Termination Time (as defined in the Rights Plan Agreement) and the termination of the annual meeting of shareholders in 2006 or, if the continued existence of the Rights Plan Agreement is ratified at such annual meeting by a resolution passed by a majority of votes cast by Independent Shareholders (as defined in the Rights Plan Agreement) who vote in respect thereof, the Rights Plan will expire on the earlier of the Termination Time and the termination of the annual meeting of shareholders in 2009.

In connection with the annual and special meeting of holders of Common Shares to be held on May 9, 2006, the Board of Directors will submit to the holders of Common Shares for their consideration and approval a resolution to continue the existence of the Rights Plan and to make certain other amendments to the terms of the Rights Plan Agreement. If the resolution is passed by a majority of the votes cast by

Independent Shareholders (as defined in the Rights Plan Agreement) who vote in respect thereof, the Rights Plan will expire on the earlier of the Termination Time and the termination of the annual meeting of holders of Common Shares in 2009. Further, if the resolution is passed, the required period for which a Permitted Bid must remain open will be extended from 45 days to 60 days and the exercise price of a right will increase from $25.00 to $75.00. For a description of the proposed amendments see "Continuation of and Amendments to the Amended and Restated Rights Plan Agreement" in the Information Circular of the Corporation dated March 21, 2006.

MARKET FOR SECURITIES

The outstanding Common Shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "BVI". The following table sets forth the high, low and closing prices and volume of the Common Shares on the TSX for each month of 2005 and for the previous five years.

	High ($)	Low ($)	Close ($)	Share Volume
December 2005	11.50	10.43	11.50	4,439,800
November 2005	10.75	8.85	10.45	5,644,500
October 2005	10.47	8.79	8.88	3,548,300
September 2005	11.00	9.57	10.35	4,489,200
August 2005	11.45	9.75	10.35	5,739,200
July 2005	10.38	9.26	9.73	3,074,382
June 2005	10.10	7.85	9.86	9,409,500
May 2005	9.44	7.56	7.90	4,787,800
April 2005	11.15	8.75	9.25	3,477,467
March 2005	12.34	9.71	10.56	13,384,400
February 2005	10.16	8.90	9.75	7,815,600
January 2005	9.69	6.90	9.76	9,910,800
2004	8.15	3.98	7.35	76,425,850
2003	4.60	2.02	4.15	33,829,980
2002	2.94	0.92	2.36	52,654,251
2001	1.30	0.81	0.99	13,637,560
2000	1.40	0.80	0.93	15,901,344

ESCROWED SECURITIES

There are no escrowed securities of BlackRock.

DIRECTORS AND OFFICERS

The board of directors of the Corporation is comprised of six members. The name, municipality of residence, position held with BlackRock and principal occupation of each of the directors and executive officers as of the date hereof and during the previous five years are set forth below.

Directors

Name and Municipality of Residence	Office (Director since)	Principal Occupation
C. Bruce Burton [1] Thornhill, Ontario, Canada	Director (May 1996)	Vice President, Finance and Chief Financial Officer Dundee Precious Metals Inc.
John L. Festival Calgary, Alberta, Canada	Director and President (May 2001)	President BlackRock Ventures Inc.
Victor M. Luhowy [1] Priddis, Alberta, Canada	Director (May 1997)	President and Chief Executive Officer Mystique Energy Inc.
Kent J. MacIntyre [1][2] Calgary, Alberta, Canada	Director (August 1999)	Independent Businessman
Seymour Schulich [2] Toronto, Ontario, Canada	Director (May 2000)	Chairman Newmont Capital Limited
Kenneth F. Williamson [2] Dwight, Ontario, Canada	Chairman and Director (April 1999)	Independent Consultant

Notes:
(1) Member of the Audit Committee
(2) Member of the Governance Committee

Officers

Name and Municipality of Residence	Office	Principal Occupation
John L. Festival Calgary, Alberta, Canada	President	President of BlackRock
Donald W. Cook Calgary, Alberta, Canada	Vice President, Finance, Chief Financial Officer and Secretary	Vice President, Finance, Chief Financial Officer and Secretary of BlackRock
Brad R. Gardiner Dewinton, Alberta, Canada	Vice President, Production	Vice President, Production of BlackRock
Timothy J. Kozmyk Calgary, Alberta, Canada	Vice President, Exploration	Vice President, Exploration of BlackRock

During the previous five years, all of the directors and officers of the Company have held their present principal occupations or other positions with the Company as noted opposite their respective names except as follows:

(a) Mr. Burton has been in his current occupation since November 2003. From January 2001 to November 2003 Mr. Burton was an independent financial consultant. He was the President and Chief Financial Officer of BlackRock from April 1998 to December 2000, and he has been a director of the Company since the Company's inception in May 1996.

(b) Mr. Festival has been the President of BlackRock since January 2001. From April 1999 to December 2000, Mr. Festival was Vice President, Business Development with BlackRock. Between November 1998 and April 1999, Mr. Festival was an independent oil and gas consultant. From 1992 to November 1998, Mr. Festival held various positions with Koch Exploration Canada Ltd. including Senior Vice President, responsible for the strategy and operations of its E&P division.

(c) Mr. Luhowy has been in his current occupation since February 2004. From September 2003 to February 2004 he was an independent businessman. From June 1997 to September 2003 he was President and Chief Executive Officer of BelAir Energy Corporation, a public oil and gas company, or one of its predecessor companies, prior to that time, he was Senior Vice-President and Chief Operating Officer of ELAN Energy Inc.

(d) From July 1996 to January 2003, Mr. MacIntyre was Chief Executive Officer and Vice-Chairman of PrimeWest Energy Trust, an open-ended investment trust that invests in oil and gas properties.

(e) Mr. Schulich was Co-Founder, Chairman and Co-Chief Executive Officer of Franco-Nevada Mining Corporation Ltd., a public international gold royalty company formed in 1982. On February 15, 2002, this company merged with Newmont Mining Corporation. Mr. Schulich has been the Chairman of Newmont Capital Limited, a subsidiary of Newmont Mining Corporation, since 2002.

(f) Mr. Williamson has been an independent financial consultant since 1998. From 1993 to 1998, Mr. Williamson was Vice Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada.

There is no executive committee of the Board of Directors. The directors of the Company are elected each year at the annual meeting of shareholders and serve until the next annual meeting of shareholders or until their successors are elected or appointed.

As at March 21, 2006, the directors and officers listed above, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 16,280,925 Common Shares, representing approximately 17.09% of the outstanding Common Shares of the Company. In addition, the directors and officers listed above, as a group, hold options to purchase an aggregate of 4,750,000 Common Shares of the Company, representing approximately 4.98% of the outstanding Common Shares of the Company calculated on a fully diluted basis.

Investors should be aware that some of the directors and officers of BlackRock are directors and officers of other private and public companies. Some of these companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the CBCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of the Company.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee of the Company is responsible for overseeing the integrity of the Company's financial reporting process. In this regard, the primary duties of the Audit Committee involve: reviewing the Company's annual and interim financial statements; monitoring the Company's financial reporting process and internal and disclosure control systems; and overseeing the audits conducted by the Company's external auditors.

The Audit Committee is also responsible for: overseeing the integrity of the Company's internal controls and risk management, and the reporting procedures with respect thereto; evaluating the qualifications and performance of the external auditors and implementing practices to preserve their independence; reviewing the engagements to be provided by the external auditors; and reviewing all significant auditing and accounting practices and policies and any proposed changes with respect thereto.

A copy of the charter of the Audit Committee is attached as Schedule "C".

Audit Committee Composition and Background

The Audit Committee consists of Victor M. Luhowy (Chair), C. Bruce Burton and Kent J. MacIntyre. Each member is independent and financially literate as defined in Multilateral Instrument 52-110 – Audit Committees.

In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below.

Mr. Luhowy has been in his current occupation since February 2004. From September 2003 to February 2004 he was an independent businessman. From June 1997 to September 2003 he was President and Chief Executive Officer of BelAir Energy Corporation, a public oil and gas company, or one of its predecessor companies. Prior to that time, he was Senior Vice-President and Chief Operating Officer of ELAN Energy Inc. Mr. Luhowy has a Bachelor of Science degree from the University of Alberta and a Masters of Business Administration from the University of Calgary.

Mr. Burton has been in his current occupation since November 2003. From January 2001 to November 2003 Mr. Burton was an independent financial consultant. He was the President and Chief Financial Officer of BlackRock from April 1998 to December 2000, and he has been a director of the Company since the Company's inception in May 1996. Mr. Burton earned his Bachelor of Business Administration from the University of Western Ontario and his Masters of Business Administration from York University. He has been a Chartered Accountant since 1974.

From July 1996 to January 2003, Mr. MacIntyre was Chief Executive Officer and Vice-Chairman of PrimeWest Energy Trust, an open-ended investment trust that invests in oil and gas properties. Mr. MacIntyre has a Bachelor of Science degree from the University of Manitoba and a Masters of Business Administration degree from the University of Calgary.

Audit Fees

Fees paid or payable to the Corporation's auditors for professional services rendered to the Corporation in 2005 and 2004 are as follows:

	2005	2004
Audit Fees	$55,000	$42,500
Audit-related Fees	$72,748	$81,560
Tax Fees	$10,151	$24,029
All other Fees	nil	nil

Fees paid for audit-related services were in respect of work required to file prospectuses for the Corporation's public offering of Common Shares and the offering of the Debentures during 2005.

LEGAL PROCEEDINGS

In 2003, after an seven-month consultative process with the Whitefish Lake First Nation ("WLFN") and other stakeholders, the Corporation obtained a permit from the AEUB allowing the Corporation to construct a heavy oil pipeline in the Seal Lake area. The AEUB did not grant the WLFN intervenor status to oppose the permit application on the basis that the WLFN had not established the potential for direct and adverse impact on legally recognized rights. The WLFN applied for leave to appeal the denial of standing. In addition, the WLFN applied for an injunction to stop construction of the pipeline pending its appeal. In February 2004, the Court of Appeal of Alberta denied the WLFN's request for an injunction but granted the WLFN leave to appeal on the issue of whether the AEUB had applied the appropriate standard in reaching its decision to deny the WLFN status to oppose the application. The WLFN has not pursued an appeal of this decision.

If the Court of Appeal of Alberta determines that the AEUB did not apply the correct standard in reaching its decision to deny the WLFN standing, then the matter will likely be referred back to the AEUB with a direction to reconsider whether the WLFN should be granted intervenor status. If the WLFN is then granted intervenor status, the AEUB could reconsider the granting of the pipeline permit during which process the WLFN, BlackRock and other affected parties would have the right to be heard. After such reconsideration, the AEUB could, among other things, grant the permit again with the same conditions as the original permit, grant the permit with additional conditions or deny the permit altogether. In the event that the AEUB denies the permit, the Corporation could not continue to operate the pipeline, although the Corporation would have the right to re-apply to the AEUB for another permit.

On March 22, 2004, Chief Clifford Laboucan and the WLFN (together, the "Plaintiffs") filed a Statement of Claim (the "Claim") in the Court of Queen's Bench of Alberta (the "Court"), naming the Province of Alberta, BlackRock and Mr. John Festival, President of BlackRock, as defendants.

In the Claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to over 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs allege that when the WLFN selected its reserve lands, it was not advised by the Federal Government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves. Accordingly, the Plaintiffs claim ownership of all of BlackRock's developments, licences, tenures, permits, leases, mineral rights and titles in the Seal Lake area. In addition, the Plaintiffs allege that the Province of Alberta and BlackRock did not properly consult with the WLFN prior to the AEUB authorizing the construction of BlackRock's pipeline and breached various fiduciary, trust, legal and equitable obligations to the WLFN, and that the Federal Government and others have acted fraudulently. The Plaintiffs are also seeking general, punitive and aggravated damages against the Province of Alberta, BlackRock and Mr. Festival totaling $12.5 billion.

Management of BlackRock believes that the Claim, as it relates to BlackRock and Mr. Festival, has no merit and has filed a Statement of Defense and intends to seek dismissal of the Claim. However, the Company cannot predict the outcome of these proceedings or whether these proceedings will lead to monetary damages, which could have a material adverse effect on the Corporation's financial position.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or any other person that is the direct or indirect owner of, or who exercises control or direction over, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year or in any proposed transaction that materially affects or would materially affect the Corporation or any of its affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company, at its principal offices in Calgary and Toronto.

MATERIAL CONTRACTS

Except for contracts entered into by the Company in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into or to be entered into by the Company which can reasonably be regarded as presently material are the following:

1. the Rights Plan Agreement described under "Shareholder Rights Plan"; and
2. the Indenture relating to the Debentures described under "Description of Capital Structure – Convertible Debentures".

INTEREST OF EXPERTS

Sproule is the independent reserves evaluator appointed by the Board of Directors. As at the date hereof, the directors, officers and associates of Sproule beneficially own, directly or indirectly, less than 1% of the securities of the Company and its associates and affiliates.

ADDITIONAL INFORMATION

Additional information on the Company can be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration, their indebtedness to the Company, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Management Proxy Circular furnished in connection with the Annual and Special Meeting of Shareholders to be held on May 9, 2006.

Additional financial information is provided in the audited financial statements and Management's Discussion and Analysis of the Company for the years ended December 31, 2005 and 2004 which appear on pages 32 to 63 inclusive in the Company's 2005 Annual Report, which is incorporated herein by reference.

For additional copies of this Annual Information Form and the materials listed in the preceding paragraphs, please contact:

Secretary
BlackRock Ventures Inc.
2600, 605 – 5th Avenue S.W.
Calgary Alberta T2P 3H5
Phone: (403) 233-2253
Fax: (403) 263-0437
Email:info@blackrock-ven.com

SCHEDULE "A"
REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the Board of Directors of BlackRock Ventures Inc. (the "Company"):

1. We have evaluated the Company's Reserves Data as at December 31, 2005. The Reserves Data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable plus possible reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

			Net Present Value of Future Net Revenue (10% discount rate)			
Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves	Audited (M$)	Evaluated (M$)	Reviewed (M$)	Total (M$)
Sproule	Evaluation of P&NG Reserves of BlackRock Ventures Inc., as of December 31, 2005 prepared December 2005 to February 2006	Canada	0	843,593	0	843,593
Total			Nil	843,593	Nil	843,593

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined in accordance with the COGE Handbook.

6. We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary Alberta
February 9, 2006

(signed) *"Doug W.C. Ho"*
Doug W. C. Ho, P.Eng.
Manager, Engineering

(signed) *"Ken H. Crowther"*
Ken H. Crowther, P.Eng.
President

(signed) *"Colleen Rogers"*
Colleen Rogers C.E.T.
Shareholder

(signed) *" Wesley J. Waddell"*
Wesley J. Waddell, P.Geol.
Associate

SCHEDULE "B"
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of BlackRock Ventures Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Audit Committee of the board of directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation, to inquire whether there has been disputes between the independent qualified reserves evaluator and management; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Audit Committee has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors of the Company has, on the recommendation of the Audit Committee, approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) *"John Festival"*
John Festival
President

(signed) *"Timothy Kozmyk"*
Timothy Kozmyk
Vice President Exploration

(signed) *"Victor Luhowy "*

(signed) *"Kent MacIntyre"*

Victor Luhowy	Kent MacIntyre
Director	Director

February 9, 2006

SCHEDULE "C"
AUDIT COMMITTEE CHARTER

1. Purpose

(a) The Audit Committee ("Committee") is hereby established by the Board of Directors of the Corporation (the "Board") to assist the Board in fulfilling its oversight responsibilities. The Board has granted the Committee the authority to investigate any activity of the Corporation to fulfil its responsibilities. The Committee has been granted unrestricted access to all information and all employees have been directed to cooperate with any request made by the members of the Committee. The Committee has the authority to retain, at the Corporation's expense, outside legal and other professional advice to fulfil its responsibilities.

(b) The Committee will also function as the Corporation's Oil and Gas Reserves Committee and the Environmental, Health and Safety Committee.

(c) The membership qualifications, composition and specific duties of the Committee are described below.

2. Composition

(a) The Committee shall be composed of not less than three members or such greater number as the Board may from time to time determine.

(b) To serve on the Committee, a director must be independent. To be considered independent, each Committee member must meet the independence requirements established from time to time by the Canadian Securities Administrators and contained in any applicable laws and regulations.

(c) All members of the Committee must be financially literate (or must become so within a reasonable period of time after being appointed to the Committee) as defined from time to time by the Canadian Securities Administrators and based on the judgment of the Board.

(d) The members of the Committee shall be appointed by the Board at its annual organizational meeting. Any Committee member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board. The Board may fill a vacancy on the Committee at any time. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all of the powers of the Committee so long as a quorum remains.

(e) Unless a Chair is appointed by the full Board, the members of the Committee shall designate a Chair by majority vote of all the Committee members. The Chair shall preside at all meetings of the Committee. In the absence of a Chair, the other members of the Committee shall appoint one of their members to act as Chair for the particular meeting.

3. Meetings

(a) The Committee shall meet at least four times annually. Additional meetings may be held at the discretion of the Committee.

(b) Meetings may be in person or by telephone as needed to conduct the business of the Committee. The Committee may take action by the unanimous written consent of the members of the Committee.

(c) A person designated by the Committee shall keep minutes of the meetings of the Committee. Minutes of Committee meetings shall be signed by the Chair and the secretary of the meeting. The Chair shall report to the Board on the activities of the Committee and/or the minutes of each Committee meeting will promptly be circulated to the members of the Board who are not members of the Committee or otherwise made available at the next meeting of the Board.

(d) The Committee may invite from time to time such officers, directors and employees of the Corporation, the external auditors, independent reserves evaluator or anyone else as it may see fit to attend at meetings of the Committee and assist thereat in the discussion and consideration of the affairs of the Corporation.

(e) A majority of the members of the Committee shall constitute a quorum and no business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all members of the Committee.

(f) At each of its meetings held, the Committee will hold an "In-camera" session, which will exclude members of management.

4. Audit Mandate

(a) *Financial Reporting*

(i) Review and discuss with management of the Corporation and the external auditors, prior to public dissemination, the annual audited and quarterly unaudited financial statements. Such review shall include, among other items the Committee considers appropriate:

(A) the financial statements and related footnotes;

(B) management's discussion and analysis of the financial condition and results of operation ("MD&A");

(C) any material written communications between the external auditors and management;

(D) significant changes to the Corporation's accounting principles, practices or policies and new or pending developments in accounting principles, reporting matters or industry practices which may materially affect the Corporation;

(E) alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the external auditors;

(F) any significant transactions that occurred during the period;

(G) management's judgements and accounting estimates used in the preparation of the financial statements; and

(H) any disagreements between management and the external auditors;

(ii) If appropriate, recommend to the Board the approval of the annual audited financial statements and related MD&A and the quarterly financial statements and related MD&A; and

(iii) Review, prior to public dissemination, all disclosure documents containing audited or unaudited financial information, including press releases, material change reports, the annual and quarterly reports, all prospectuses and the annual information form and management proxy circular of the Corporation.

(b) *External Audit*

(i) Review the annual audit plan with the external auditors and with management of the Corporation;

(ii) Review with management and with the external auditors any proposed changes in significant accounting policies, the presentation and impact of (i) significant risks and uncertainties and (ii) key estimates and judgements of management, that may be material to financial reporting;

(iii) Review the post-audit report of the auditors prepared for the committees summarizing the highlights of the audit examination and identifying any significant accounting or other issues;

(iv) Review with management and the external auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

(v) Review problems, if any, experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(vi) Review any reports prepared by the external auditors containing recommendations with respect to internal controls identified by them and management's response and subsequent follow-up; and

(vii) Meet privately in the absence of management with the external auditors to discuss any matters the auditors or the Committee wish to raise.

(c) *Engagement of External Auditors*

(i) Retain and, where appropriate, terminate (subject to shareholder approval) the Corporation's external auditors;

(ii) Review the terms of the external auditors' engagement, including the auditors' fees, and make a recommendation to the Board with respect to their approval;

(iii) Ensure that the external auditors report directly to the Committee;

(iv) Obtain, on an annual basis, a certificate attesting to the external auditors independence, identifying all relationships between the external auditors and the Corporation;

(v) Evaluate, on an annual basis, the external auditors' qualifications, performance and independence;

(vi) Obtain and review, on an annual basis, a report by the external auditors describing the firm's internal quality control procedures and any material issues raised by the most recent internal quality control review (or peer review) of the firm or by any inquiry or investigation by governmental or professional authorities;

(vii) If and when there is to be a change of auditors, review all issues related to the change, including the information to be included in the notice of change of auditors called for under National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51 102"), and the planned steps for an orderly transition;

(viii) Review, on a routine basis, all reportable events, including any disagreements, consultations or unresolved issues and consultations, as defined in NI 51 102, whether or not there is to be a change in auditors; and

(ix) Adopt specific policies and procedures for the engagement of non-audit services and any pre-approval policies and procedures shall be detailed as to the particular service and require that the Committee be informed of each non-audit service. Such policies and procedures shall not include delegation of the Committee's responsibilities to management. The Committee may delegate to one or independent members the authority to pre-approve non-audit services. The pre-approval of non-audit services by any member of the Committee to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

(d) *Auditor Oversight and Independence*

(i) Ensure compliance by the external auditors with the requirements established from time to time by the Canadian Securities Administrators;

(ii) Ensure that the external auditors are participants in good standing with the Canadian Public Accountability Board ("CPAB") and participate in the oversight programs established from time to time by the CPAB;

(iii) Obtain from the external auditors a formal written statement describing in detail all of the relationships between the external auditors and the Corporation; and

(iv) Determine whether any non-audit services performed by the external auditors have impacted their independence, ensure that no relationship between the external auditors and the Corporation exists which may affect the independence of the external auditors and take appropriate action to ensure the independence of the external auditors.

(e) *Receipt of Complaints*

(i) Establish procedures for:

(A) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(B) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

5. Environmental Mandate

(a) Review from time to time and recommend to the Board, for approval, changes in or additions to environmental policies, standards and accountabilities for the Corporation in the context of competitive, legal and operational considerations;

(b) Receive, periodically, reports on the nature and extent of compliance with environmental policies, standards and applicable legislation, the nature and extent of non-compliance together with the reasons therefor, and the plan and timetable to correct deficiencies and report to the Board on the status of such matters;

(c) Review periodically with management and legal counsel any civil and criminal environmental proceedings, claims or other contingencies which could have a significant effect on the Corporation;

(d) Review and report to the Board, annually, on the appropriateness of the policy in place to administer the Corporation's environmental programs;

(e) Review such other environmental matters as from time to time the Committee may consider suitable or the Board may specifically direct; and

(f) Consider the adequacy of specific funding for land reclamation and environmental clean-up obligations, and make recommendations, as appropriate.

6. Oil and Gas Reserves Mandate

(a) Review management's recommendations for selection of independent reserves evaluator to evaluate the Company's reserves, taking into consideration, among other items, the qualifications of the reserves evaluator and their independence;

(b) Review the term's of the independent engineer's engagement for the annual reserve evaluation, including scope of work and the reasonableness of the proposed fees;

(c) Review the annual reserve evaluation and request explanations for significant changes in estimates and assumptions, methodologies and major variances from prior years;

(d) Meet separately with the independent reserves evaluator to discuss any matters the Committee wishes to raise;

(e) Review all public disclosure documents containing reserve information prior to public release, including any prospectus, the annual report, the annual information form and management's discussion and analysis; and

(f) If appropriate, recommend to the Board approval of the reserves disclosures required pursuant to National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* and any related regulations in force from time to time.

7. Risk Management

Review with management of the Corporation, on an annual basis, and recommend to the Board, for approval, changes as considered advisable on the following:

(a) the risks inherent in the Corporation's businesses, facilities and strategic direction;

(b) the overall risk management and the resulting exposure of the Corporation;

(c) review adequacy of insurance coverage, outstanding or pending claims and premium costs; and

(d) loss prevention policies and programs of the Corporation in the context of competitive and operational considerations.

8. Occupational Health and Safety Matters

(a) Review from time and recommend to the Board, for approval, changes in or additions to occupational health and safety policies, standards and accountabilities for the Corporation in the context of competitive, legal and operational considerations;

(b) Receive periodically, reports on the nature and extent of compliance with occupational health and safety policies, standards and applicable legislation as well as the nature and extent of non-compliance together with the reasons therefor, and report to the Board on the status of such matters;

(c) Review and report to the Board, annually, on the appropriateness of the policy in place to administer the Corporation's occupational health and safety programs;

(d) Review and report to the Board, annually, on the corporation's state of readiness to respond to crisis situations; and

(e) Review such other occupational health and safety or crisis management matters as from time to time the Committee may consider suitable or the Board may specifically direct.

9. General

(a) Maintain a close liaison with other committees of the Board to be aware of any items that could reflect on the financial statements.

(b) Review the appointment, replacement, reassignment or dismissal of the Chief Financial Officer of the Corporation and if appropriate any other key financial executives involved in the financial reporting process.

(c) Consider any other matters which, in the opinion of the Committee or at the request of the Board, would assist the directors to meet their responsibilities.

(d) Review and reassess the adequacy of this charter on an annual basis and submit any proposed revisions to the Governance Committee for consideration and approval.

(e) Engage independent counsel and other advisors as the Committee determines necessary to carry out its duties and determine the compensation for any advisors employed by the Committee.

(f) Ensure compliance by the Committee with all of the requirements established from time to time by the Canadian Securities Administrators and contained in any applicable laws and regulations.

(g) Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors.

(h) Review the disclosure contained in the Corporation's annual information form relating specifically to the Committee as required by Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110") and ensure that the Corporation's information circular includes a cross-reference to the section in the annual information form that contains the information required by MI 52-110.

BLACKROCK VENTURES INC.
2600, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the shareholders of BlackRock Ventures Inc. (the "**Corporation**") will be held in the Lecture Theatre of The Metropolitan Conference Centre at 333 – 4th Avenue S.W., Calgary, Alberta, Canada, on Tuesday, May 9, 2006 at 10:00 a.m. (Calgary time) for the purposes of:

1. receiving the financial statements of the Corporation for the year ended December 31, 2005 and the report of the auditors thereon;

2. electing the directors of the Corporation for the ensuing year or until their successors are elected or appointed;

3. appointing the auditors of the Corporation for the ensuing year;

4. considering and, if thought appropriate, approving a special resolution, with or without variation, to change the name of the Corporation from "BlackRock Ventures Inc." to "BlackRock Oil Sands Ltd.";

5. considering and, if thought appropriate, approving a resolution, with or without variation, to continue the Corporation's shareholder rights plan under an amended and restated shareholder rights plan agreement and to approve the second amended and restated shareholder rights plan agreement; and

6. transacting such other business as may properly come before the Meeting or any adjournment thereof.

Information with respect to the foregoing matters is contained in the management proxy circular which accompanies this Notice of Meeting (the "**Management Proxy Circular**") and form of proxy accompanying this Notice of Meeting.

For those shareholders who requested it, a copy of the Annual Report accompanies this Notice of Meeting.

Shareholders who are unable to attend the Meeting or any adjournment thereof are requested to complete, date, sign and return the enclosed form of proxy in the envelope provided for that purpose. To be valid, proxies must be deposited with CIBC Mellon Trust Company, Suite 600, 333 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, not later than 4:00 p.m. (Calgary time) on Friday, May 5, 2006. Complete directions for the use of the telephone or the internet to transmit your voting instructions are provided with the form of proxy.

DATED at Calgary, Alberta this 21st day of March, 2006.

By Order of the Board of Directors

(signed) *"Don Cook"*

D. W. Cook
Vice President, Finance,
Chief Financial Officer and Secretary

BLACKROCK VENTURES INC.

MANAGEMENT PROXY CIRCULAR

For the Annual and Special Meeting of Shareholders
to be held on Tuesday, May 9, 2006

GENERAL PROXY MATTERS

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of BlackRock Ventures Inc. ("BlackRock" or the "Corporation") for use at the annual and special meeting of the shareholders of the Corporation (the "Meeting") to be held in the Lecture Theatre of The Metropolitan Centre at 333 – 4th Avenue S.W., Calgary, Alberta, Canada at 10:00 a.m. (Calgary time) on Tuesday, May 9, 2006, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting").

It is expected that such solicitation will be primarily by mail although proxies may also be solicited personally or by telephone by employees of the Corporation at nominal cost. The cost of such solicitation will be borne by the Corporation.

The information contained in this Management Proxy Circular is given as of March 21, 2006 unless otherwise noted.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are persons designated by management of the Corporation. **Each shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than management nominees to attend and act on his behalf at the Meeting. Such right may be exercised either by striking out the printed names of the management nominees and inserting in the space provided therein the name of the person to be appointed as proxy or by completing another appropriate form of proxy.**

In order to be effective, a proxy must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited with CIBC Mellon Trust Company, Suite 600, 333 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, not later than 4:00 p.m. (Calgary time) on Friday, May 5, 2006. Shareholders may be able to use the telephone or the internet to transmit voting instructions in the manner described in the form of proxy or voting instruction form accompanying this Management Proxy Circular.

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder giving a proxy may revoke the proxy by an instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the Corporation's registered office, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions of the shareholder appointing them on any ballot that may be called for and, where the person whose proxy is solicited specified a choice with respect to any matter to be voted upon, such person's shares shall be voted in accordance with the specifications so made. **In the absence of such direction or choice, such shares will be voted at the Meeting in favour of the matters referred to in the Notice of Meeting.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Meeting and to any other business which may properly come before the Meeting or any adjournment thereof. At the time of printing this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other business to come before the Meeting other than the matters referred to in the Notice of Meeting. **However, if any amendment, variation or other business properly comes before the Meeting, the enclosed form of proxy confers discretionary authority upon the persons named therein to vote on any such amendment, variation or other business in accordance with their best judgment.**

The resolutions to elect the directors and to appoint the auditors must be approved by the affirmative vote of a majority of the votes cast by the holders of common shares of the Corporation ("**Common Shares**") at the Meeting. The special resolution to change the name of the Corporation must be approved by the affirmative vote of not less than two-thirds of the votes cast by the holders of Common Shares at the Meeting.

VOTING OF COMMON SHARES

General

The directors have fixed March 21, 2006 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Each shareholder of record on March 21, 2006 is entitled to cast one vote for each Common Share then held of record. As at the close of business on March 21, 2006, 95,290,606 Common Shares were issued and outstanding.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their shares in their own name are referred to in this Management Proxy Circular as "**Beneficial Shareholders**". If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically supplies voting instruction forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting.

There are two types of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of the securities that they own ("**OBOs**" or "**Objecting Beneficial Owners**"); and (ii) those that do not object to their name being made known to the issuers of the securities that they own ("**NOBOs**" or "**Non-Objecting Beneficial Owners**"). The Corporation has elected to deliver proxy-related materials directly to its NOBOs (rather than through ADP or another intermediary established by their broker or agent). As a result, NOBOs can expect to receive a form of proxy directly from CIBC Mellon Trust Company. These proxies should be completed and returned to CIBC Mellon Trust Company in the envelope provided for that purpose. OBOs will continue to receive their proxy-related materials from ADP or another intermediary and their proxy will be returned to the intermediary rather than to CIBC Mellon Trust Company.

Generally, only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. The Corporation has, however, taken steps to authorize proxies deposited by NOBOs to be recognized directly and acted upon at the Meeting. **An OBO receiving a proxy from an intermediary cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to the intermediary well in advance of the Meeting in order to have the Common Shares voted.** Although OBOs may not be recognized directly at the Meeting for purposes of voting Common Shares registered in the name of a broker (or an agent of the broker), OBOs may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. OBOs who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them by ADP or their broker and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

These securityholder materials are being sent to both registered shareholders and Beneficial Shareholders. If you are a NOBO and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the proxy.

PRINCIPAL HOLDERS OF COMMON SHARES

To the knowledge of the directors and senior officers of the Corporation, as at March 21, 2006, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares except as set out below:

Name of Beneficial Owner	Number of Common Shares	Percentage of Issued and Outstanding Common Shares
Seymour Schulich	14,000,000[1]	14.7%
Fidelity Management & Research Company	12,342,200	12.9%

Note:

(1) 1,000,000 Common Shares are held by the S. Schulich Foundation, a non-profit organization of which Mr. Seymour Schulich is President.

MATTERS TO BE ACTED UPON AT THE MEETING

1) Election of Directors

The articles of the Corporation provide that the number of directors on the Corporation's board of directors (the "**Board of Directors**") shall consist of a minimum of five and a maximum of eleven directors. The Board of Directors has determined to fix the number of directors at six. Accordingly, it is proposed that six directors be elected until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.

On any ballot that may be called for at the Meeting, the persons named in the enclosed form of proxy, if named as proxy, intend to vote such proxy for the election of those persons specified in this Management Proxy Circular as directors, unless a shareholder has specified in its proxy that its shares are to be withheld from voting in the election of directors. If no choice is specified by a shareholder to either vote for or withhold from voting for the election of directors, the persons whose names are printed in the enclosed form of proxy intend to vote for the election of those persons specified in this Management Proxy Circular as directors. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, proxies will not be voted with respect to such vacancy.

The following table and notes thereto set out the names of the six persons proposed to be nominated for election as directors, their principal occupations, all offices currently held with the Corporation, all other public entity directorships held, the year in which each first became a director of the Corporation, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and the number of options held by each of them. Each of the nominees listed below has advised the Corporation that, as at March 21, 2006, he beneficially owns, directly or indirectly, or exercises control or direction over, the indicated number of Common Shares.

Name, Jurisdiction of Residence and Principal Occupation	Offices Held with the Corporation	Director Since	Common Shares Beneficially Owned or Under Control/Direction and Options Held
C. Bruce Burton[1] Thornhill, Ontario Chief Financial Officer and Vice-President Finance, Dundee Precious Metals Inc. (mining)	Director Other Pubic Entity Directorships: None	1996	438,800[3] 75,000[4]
John L. Festival Calgary, Alberta President of the Corporation	President and Director Other Public Entity Directorships: None	2001	409,500[3] 1,050,000[4]
Victor M. Luhowy[1] Calgary, Alberta President and Chief Executive Officer Mystique Energy Inc. (oil and gas)	Director Other Pubic Entity Directorships: Mystique Energy Inc.	1997	15,980[3] 75,000[4]

Name, Jurisdiction of Residence and Principal Occupation	Offices Held with the Corporation	Director Since	Common Shares Beneficially Owned or Under Control/Direction and Options Held
Kent J. MacIntyre(1)(2) Calgary, Alberta Independent Businessman	Director Other Pubic Entity Directorships(5)	1999	605,387(3)(6) 150,000(4)
Seymour Schulich(2) Toronto, Ontario Chairman, Newmont Capital Limited (mining)	Director Other Pubic Entity Directorships: Newmont Mining Corporation	2000	14,000,000(3)(7) 150,000(4)
Kenneth F. Williamson(2) Dwight, Ontario Independent Consultant	Director Other Pubic Entity Directorships: Glamis Gold Ltd. Quadra Mining Ltd. SXR Uranium One Inc. Bioteq Environmental Technologies Inc.	1999	82,139(3) 200,000(4)

Notes:

(1) Member of the Audit Committee.

(2) Member of the Governance Committee.

(3) Common Shares.

(4) Options to acquire Common Shares.

(5) Mr. MacIntyre is also a director of: PrimeWest Energy Inc., the operating company of PrimeWest Energy Trust; Citadel Diversified Management Ltd., the manager of Citadel Diversified Investment Trust; Citadel TEF Management Ltd., the manager of Citadel HYTES Fund; Citadel IG Management Ltd., the manager of Citadel Income & Growth Fund; Citadel Multi-Sector Management Inc., the manager of Citadel Multi-Sector Income Fund; Citadel S-1 Management Ltd., the manager of Citadel S-1 Income Trust Fund; Citadel CPRT Management Ltd., the manager of Citadel SMaRT Fund; Stable Yield Management Inc., the manager of Citadel Stable S-1 Income Fund; N.A. Energy Management Inc., the manager of Energy Plus Income Trust; Equity Lift Management Ltd., the manager of Income & Equity Index Participation Fund; MYDAS Management Inc., the manager of MYDAS Fund; Citadel Series Management Ltd., the manager of Series S-1 Income Fund; Sustainable PE Management Inc., the manager of Sustainable Production Energy Trust; and Equal Weight Management Ltd., the manager of Equal Weight Plus Fund.

(6) Held by 557136 Alberta Inc., a private corporation controlled by Mr. Kent J. MacIntyre.

(7) 1,000,000 Common Shares are held by the S. Schulich Foundation, a non-profit organization of which Mr. Seymour Schulich is President.

(8) The Board of Directors has determined that all directors of the Corporation other than Mr. Festival, are independent. The Board of Directors considers Mr. Burton, who was the President and Chief Financial Officer of the Corporation until December 31, 2000, independent since he has not been in a management position with the Corporation during the last five years.

(9) The Board of Directors does not have an executive committee.

Each of the directors of the Corporation has held his present principal occupation for the past five years except as follows: Mr. C. Bruce Burton was appointed the Chief Financial Officer and Vice President, Finance of Dundee Precious Metals Inc. in November 2003 and prior thereto he was an independent financial consultant from January,

2001 to December, 2003 and he was the President and Chief Financial Officer of the Corporation from April, 1998 to December, 2000; Mr. John L. Festival has been the President of the Corporation since January, 2001 and was the Vice President, Business Development of the Corporation from April, 1999 to December, 2000 and prior thereto he held various positions with Koch Exploration Canada, a private oil and gas company; Mr. Victor M. Luhowy was appointed the President and Chief Executive Officer of Mystique Energy Inc. in February, 2004 and prior thereto he was an independent consultant from September 2003 to February 2004 and, from June 1997 to September 2003, he was the President and Chief Executive Officer of BelAir Energy Corporation; Mr. Kent J. MacIntyre was the Chief Executive Officer of PrimeWest Energy Inc., the operating company of PrimeWest Energy Trust, an open-ended investment trust which invests in oil and gas properties, from July, 1996 to January, 2003; Mr. Seymour Schulich is Chairman of Newmont Capital Limited, prior to February 15, 2002 he was Co-Founder, Chairman and Co-Chief Executive Officer of Franco-Nevada Mining Corporation Ltd., a public international gold royalty company formed in 1982, which company merged with Newmont Mining Corporation, the parent company of Newmont Capital Limited; and Mr. Kenneth F. Williamson has been an independent financial consultant since 1998 and, from 1993 to 1998, he was Vice Chairman, Investment Banking, at Midland Walwyn/Merrill Lynch Canada.

2) Appointment of Auditors

Management proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation to hold office until the next annual meeting of the shareholders of the Corporation. PricewaterhouseCoopers LLP or its predecessors have been auditors of the Corporation since October 16, 1996.

On any ballot that may be called for at the Meeting, the persons named in the enclosed form of proxy, if named as proxy, intend to vote such proxy for the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation, unless a shareholder has specified in its proxy that its shares are to be withheld from voting in the appointment of auditors. If no choice is specified by a shareholder to vote either for or withhold from voting for the appointment of auditors, the persons whose names are printed in the enclosed form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation.

For details concerning fees paid to PricewaterhouseCoopers LLP by the Corporation and for details concerning the Audit Committee of the Board of Directors, see "Audit Committee Information" in the annual information form of the Corporation dated March 21, 2006 (the "**AIF**"). See "Additional Information" for details as to obtaining a copy of the AIF.

3) Change the Name of the Corporation

The Corporation proposes to change its name from "BlackRock Ventures Inc." to "BlackRock Oil Sands Ltd.". The change in name is thought desirable by the Board of Directors to better reflect the focus of the Corporation's current operations.

The special resolution to change the name of the Corporation must be approved by the affirmative vote of not less than two-thirds of the votes cast by the holders of Common Shares at the Meeting.

Shareholders will be asked at the Meeting to consider and, if thought appropriate, approve the following special resolution:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Corporation shall, in accordance with section 173(1) of the *Canada Business Corporations Act* (the "**CBCA**"), amend its articles to change its name to "BlackRock Oil Sands Ltd.";

2. the directors of the Corporation may, pursuant to section 173(2) of the CBCA, revoke this special resolution before it is acted upon without further approval of the shareholders; and

3. any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this special resolution.

On any ballot that may be called for the Meeting, the persons named in the enclosed form of proxy, if named as proxy, intend to vote such proxy in favour of the special resolution referred to above unless a shareholder has specified in its proxy that its Common Shares are to be voted against the special resolution. If no choice is specified by a shareholder to vote for or against the special resolution referred to above, the persons whose names are printed in the enclosed form of proxy intend to vote in favour of the special resolution.

4) Continuation of and Amendments to the Amended and Restated Shareholder Rights Plan Agreement

On January 21, 2000, the Corporation implemented a shareholder rights plan (the "**Rights Plan**"), the terms and conditions of which are set out in the shareholder rights plan agreement dated January 21, 2000, which was amended and restated on March 11, 2003 (the "**Amended and Restated Rights Plan Agreement**") between the Corporation and CIBC Mellon Trust Company, as rights agent (the "**Rights Agent**"). The Amended and Restated Rights Plan Agreement provides that the Rights Plan will terminate following the termination of the Meeting. In order for the Rights Plan to continue to be in effect following the termination of the Meeting, holders of Common Shares must approve the continuation of the Rights Plan at the Meeting.

On March 8, 2006, the Board of Directors passed a resolution, subject to regulatory and shareholder approval, approving the continuation of the Rights Plan, certain amendments arising from the continuation and certain other amendments. See "Proposed Amendments" below. The Board of Directors is seeking the approval of holders of Common Shares to continue the Rights Plan following the termination of the Meeting and to further amend the Amended and Restated Rights Plan Agreement. In connection with the foregoing, holders of Common Shares will also be asked to approve a further amended and restated version of the Amended and Restated Rights Plan Agreement (the "**Second Amended and Restated Rights Plan Agreement**") which incorporates all of the proposed amendments. The Rights Plan, as amended by the Second Amended and Restated Rights Plan Agreement, is hereinafter referred to as the "**Second Amended and Restated Rights Plan**". The Second Amended and Restated Rights Plan Agreement will only be entered into and become effective upon holders of Common Shares approving it at the Meeting. See "Approval of Holders of Common Shares" below.

The Second Amended and Restated Rights Plan Agreement is identical to the existing Amended and Restated Rights Plan Agreement in all material respects except that: (i) the Expiration Time (as defined in the Second Amended and Restated Rights Plan Agreement) has been extended; (ii) the exercise price of the Rights (as defined in the Second Amended and Restated Rights Plan Agreement) has been increased from $25.00 to $75.00; (iii) the minimum period that a take-over bid must remain open before Common Shares are taken up or paid for in order for the take-over bid to be considered a Permitted Bid (as defined in the Second Amended and Restated Rights Plan Agreement) has been extended from 45 days to 60 days; and (iv) the minimum period that a take-over bid must remain open before Common Shares are taken up or paid for in order for the take-over bid to be considered a Competing Permitted Bid (as defined in the Second Amended and Restated Rights Plan Agreement) has been extended to no earlier than the later of (1) the 60th day (this was the 45th day in the Amended and Restated Rights Plan Agreement) after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made, and (2) 35 days after the date of the take-over bid constituting the Competing Permitted Bid. See "Proposed Amendments".

Shareholders wishing to receive a copy of a summary of the Rights Plan, as proposed to be further amended, a copy of the Second Amended and Restated Rights Plan Agreement or a black-lined copy of the Second Amended and

Restated Rights Plan Agreement indicating all of the amendments proposed to be made to the Amended and Restated Rights Plan Agreement are invited to submit their request to the Vice President, Finance and Chief Financial Officer of the Corporation by telephone to (403) 233-2253, by telecopy to (403) 263-0437, by e-mail to info@blackrock-ven.com, or by mail to BlackRock Ventures Inc., 2600, 605 - 5th Avenue S.W., Calgary, Alberta T2P 3H5, Attention: Vice President, Finance and Chief Financial Officer. Such summary, the Second Amended and Restated Rights Plan Agreement and the black-lined version thereof are also available prior to the Meeting on the Corporation's website, www.blackrock-ven.com.

The following is a description of the regulatory approval and the approval of holders of Common Shares required in order to continue and amend the terms of the Rights Plan and the recommendation of the Board of Directors, an overview of the purpose of the Second Amended and Restated Rights Plan and a description of the proposed amendments to the Amended and Restated Rights Plan Agreement.

A. Regulatory Approval

Regarding regulatory approval, the Toronto Stock Exchange (the "**TSX**") accepted notice for filing of the Second Amended and Restated Rights Plan Agreement subject to certain conditions being satisfied including, among other things, that the Second Amended and Restated Rights Plan Agreement be ratified by the holders of Common Shares which ratification must be evidenced by a majority of votes cast by holders of Common Shares at the Meeting in favour of the resolution confirming the Second Amended and Restated Rights Plan Agreement. The TSX further requires that if the Second Amended and Restated Rights Plan Agreement is not ratified as aforesaid, then it must not be entered into. In that event, the Amended and Restated Rights Plan Agreement will terminate and be of no further effect immediately after the Meeting.

B. Approval of Holders of Common Shares

At the Meeting, holders of Common Shares will be asked to consider and, if thought appropriate, approve the ordinary resolution set forth below, with or without variation, to continue and amend the Amended and Restated Rights Plan as described under "Proposed Amendments" below and to approve the Second Amended and Restated Rights Plan Agreement. The amendments to the Amended and Restated Rights Plan Agreement and the Second Amended and Restated Rights Plan Agreement will only be entered into and become effective upon the holders of Common Shares approving the ordinary resolution at the Meeting and subject to regulatory approval.

Regarding the approval of holders of Common Shares, the Rights (as defined in the Amended and Restated Rights Plan Agreement) and the Amended and Restated Rights Plan Agreement will terminate and be void and of no further force and effect at and from the termination of the Meeting if the Second Amended and Restated Rights Plan Agreement is not confirmed by a majority of the votes cast by Independent Shareholders at the Meeting in favour of the resolution confirming the Second Amended and Restated Rights Plan. "Independent Shareholders" is defined in the Amended and Restated Rights Plan Agreement as all holders of Common Shares, excluding any Acquiring Person (as defined in the Amended and Restated Rights Plan Agreement), any person that is making or has announced a current intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of any employee benefit, share purchase, deferred profit sharing or other plan or trust for the benefit of employees of the Corporation. As of the date hereof, the Corporation is not aware of any holder of Common Shares who would be excluded from the vote on the basis that such holder is not an Independent Shareholder.

The text of the ordinary resolution to continue and amend the Rights Plan and to approve the Second Amended and Restated Rights Plan Agreement is set forth below:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION THAT:

1. The shareholder rights plan of the Corporation be and the same is hereby continued under the terms and conditions set out in the Shareholder Rights Plan Agreement dated January 21, 2000, as amended and restated on March 11, 2003, and as proposed to be further amended and restated on the date hereof (the "Second Amended and Restated Rights Plan Agreement") between the Corporation and CIBC Mellon Trust Company, as rights agent, a summary and a copy of which was available prior to the date hereof to holders of Common Shares (i) on request to the Vice President, Finance and Chief Financial Officer of the Corporation, submitted in the manner described in the Management Proxy Circular of the Corporation dated March 21, 2006, or (ii) on the Corporation's website, www.blackrock-ven.com.

2. The Second Amended and Restated Rights Plan Agreement be and the same is hereby ratified and approved and any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver the Second Amended and Restated Rights Plan Agreement.

3. Any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

4. Notwithstanding the foregoing, the Corporation may, without further approval of the holders of the Common Shares, revoke this resolution at any time before it is acted on.

On any ballot that may be called for the Meeting, the persons named in the enclosed form of proxy, if named as proxy, intend to vote such proxy in favour of the resolution referred to above unless a shareholder has specified in its proxy that its Common Shares are to be voted against the resolution. If no choice is specified by a shareholder to vote for or against the resolution referred to above, the persons whose names are printed in the enclosed form of proxy intend to vote in favour of the resolution.

The Board of Directors considered the appropriateness of continuing the Rights Plan and amending it as described under "Proposed Amendments" below, received the advice of its legal advisors and concluded, for the reasons discussed below, that it is in the best interests of the Corporation and holders of Common Shares to continue and to amend the Rights Plan. **Accordingly, the Board of Directors unanimously recommends that holders of Common Shares vote in favour of the ordinary resolution to continue and amend the Rights Plan and to approve the Second Amended and Restated Rights Plan Agreement.**

The Board of Directors reserves the right to amend or withdraw its recommendation at any time prior to the Meeting in the event that the Board of Directors determines that it would be in the best interests of the Corporation and the holders of Common Shares to do so in light of the circumstances at the time.

C. Purpose of the Rights Plan

The original Rights Plan was adopted by the Corporation to ensure the fair and equal treatment of all holders of Common Shares in the event of an unsolicited take-over bid for the Common Shares. The Rights Plan was also adopted by the Corporation to provide all holders of Common Shares with an equal opportunity to share in any premium paid upon an acquisition of control of the Corporation and to allow both the holders of Common Shares and the Board of Directors adequate time to assess a take-over bid made for the Common Shares in relation to the circumstances and prospects of the Corporation and to allow a reasonable period of time for the Board of Directors to explore and develop alternative courses of action in an attempt to maximize shareholder value, if the Board of Directors is of the opinion that it is appropriate to do so. **Neither at the time of adoption of the Rights Plan in 2000 nor at the date of this Management Proxy Circular was the Board of Directors aware of any specific take-over bid for the Common Shares that has been made or is contemplated.**

It was not the intention of the Board of Directors in adopting the original Rights Plan nor is it the intention of the Board of Directors in recommending the continuation of the Rights Plan and the approval of the Second Amended and Restated Rights Plan Agreement to secure the continuance in office of the existing members of the Board of Directors or to avoid an acquisition of control of the Corporation in a transaction that is fair and in the best interests of the holders of Common Shares. The rights of holders of Common Shares under existing law to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner is not affected by the Second Amended and Restated Rights Plan. In addition, the Second Amended and Restated Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and the holders of Common Shares.

The Board of Directors continues to believe that under the existing statutory rules relating to take-over bids there is not sufficient time for the directors to fully assess offers and to explore and develop alternatives for holders of Common Shares in the event of an unsolicited take-over bid. The time required to consider and complete a change of control transaction must be considered from both the perspective of the Corporation and of potential purchasers. Under the statutory take-over bid rules, a take-over bid must remain open in all provinces of Canada (except Québec) for a minimum of 35 days (21 days in the case of Québec). The result is that holders of Common Shares may not have the opportunity, in the absence of the Second Amended and Restated Rights Plan, to fully assess the circumstances of the Corporation or to realize the maximum value for their Common Shares. Accordingly, the Board of Directors continues to believe that a rights plan is an appropriate mechanism to ensure that they will be able to discharge their responsibilities to assist holders of Common Shares in responding to a take-over bid.

The provisions of the Second Amended and Restated Rights Plan relating to Permitted Bids, which are described in the summary referred to above, will permit holders of Common Shares to tender to a take-over bid which is a "Permitted Bid" regardless of the views of the Board of Directors as to the acceptability of the bid. The Board of Directors continues to believe that the Second Amended and Restated Rights Plan will not adversely limit the opportunity for holders of Common Shares to dispose of their Common Shares through a take-over bid for the Corporation which is a Permitted Bid and which provides fair value to all holders of Common Shares. If an acquiror determines not to meet the requirements of a Permitted Bid, the Board of Directors may, through the opportunity to negotiate with the acquiror, be able to influence the fairness of the terms of the take-over bid. **Holders of Common Shares are advised that the Second Amended and Restated Rights Plan may preclude their consideration or acceptance of offers which are inadequate and do not meet the requirements of a Permitted Bid.** The Board of Directors will continue to be bound to consider fully and fairly any take-over bid for the Common Shares and to discharge their responsibilities with a view to the best interests of the holders of Common Shares.

Rights plans have been adopted by a large number of publicly held entities in Canada and the United States. The terms of the Second Amended and Restated Rights Plan, set forth in the Second Amended and Restated Rights Plan Agreement, are substantially similar to those recently adopted by a number of major public Canadian corporations and other public entities.

D. Proposed Amendments

The following are the principal proposed amendments to the Amended and Restated Rights Plan Agreement. The remaining amendments proposed to be made to the Amended and Restated Rights Plan Agreement are incidental to the amendments identified below.

Expiration Time

The Board of Directors has amended the definition of "Expiration Time" in the Second Amended and Restated Rights Plan Agreement to mean the earlier of:

(i) the Termination Time (as defined in the Second Amended and Restated Rights Plan Agreement); and

(ii) the termination of the annual meeting of the shareholders of the Corporation in the year 2009 (this was 2006 in the Amended and Restated Rights Plan Agreement);

or, if the continued existence of the Second Amended and Restated Rights Plan Agreement is ratified at such annual meeting by a resolution passed by a majority of votes cast by Independent Shareholders who vote in respect thereof, "Expiration Time" means the earlier of the Termination Time and the termination of the annual meeting of shareholders of the Corporation in the year 2012 (this was 2009 in the Amended and Restated Rights Plan Agreement).

Permitted Bid and Competing Permitted Bid

The Board of Directors has amended the definition of "Permitted Bid" in the Second Amended and Restated Rights Plan Agreement to require that, for a take-over bid to be considered a Permitted Bid, the take-over bid contain, and the take-up and payment for Common Shares tendered or deposited thereunder be subject to, an irrevocable and unqualified condition that no Common Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days (this was 45 days in the Amended and Restated Rights Plan Agreement) following the date of the take-over bid.

The Board of Directors has also amended the definition of "Competing Permitted Bid" in the Second Amended and Restated Rights Plan Agreement to require that, for a take-over bid to be considered a Competing Permitted Bid, the take-over bid contain, and the take up and payment for securities tendered or deposited be subject to, an irrevocable and unqualified condition that no Common Shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date that is no earlier than the later of (1) the 60th day (this was the 45th day in the Amended and Restated Rights Plan Agreement) after the date on which the earliest Permitted Bid was made, and (2) 35 days after the date of the take-over bid constituting the Competing Permitted Bid.

The Corporation believes that extending the minimum duration of a Permitted Bid from 45 days to 60 days, and making a corresponding amendment to the definition of a Competing Permitted Bid, updates the Second and Amended and Restated Rights Plan Agreement to reflect the current practice for shareholder rights plans in Canada.

Exercise Price

The Board of Directors has amended the definition of "Exercise Price" in the Second Amended and Restated Rights Plan Agreement to mean:

> as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall equal $75.00 (this was $25.00 in the Amended and Restated Rights Plan Agreement).

The Corporation believes that the increased Exercise Price is a more appropriate exercise price having regard to the current trading prices of the Common Shares and the current practice for setting exercise prices as reflected in the shareholder rights plans of other issuers in Canada.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table sets forth all compensation earned during the last three financial years of the Corporation by its President, Chief Financial Officer and the two other highest paid executive officers who each received or earned salary and annual bonus in excess of $150,000 during the year ended December 31, 2005 (collectively, the "**Named Executive Officers**").

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Option Granted (#)	All Other Compensation[2] ($)
John L. Festival	2005	225,000	100,000	-	-	15,000
President	2004	150,000	150,000	-	500,000	15,000
	2003	150,000	100,000	-	-	15,000
Don W. Cook	2005	225,000	100,000	-	-	15,000
Vice President, Finance, Chief	2004	150,000	150,000	-	500,000	15,000
Financial Officer and Secretary	2003	150,000	100,000	-	-	15,000
Brad R. Gardiner	2005	225,000	100,000	-	-	15,000
Vice President, Production	2004	150,000	150,000	-	500,000	15,000
	2003	150,000	100,000	-	-	15,000
Timothy J. Kozmyk	2005	225,000	100,000	-	-	15,000
Vice President, Exploration	2004	150,000	150,000	-	500,000	15,000
	2003	150,000	100,000	-	-	15,000

Notes:

(1) The aggregate amount of perquisites and other personal benefits, securities or property received by each Named Executive Officer was not greater than the lesser of $50,000 and 10% of the total annual salary and bonus paid to each Named Executive Officer.

(2) Amounts disclosed represent payments made by the Corporation for health, pension (RRSP) and other benefits pursuant to their employment contracts.

Stock Option Plan

Effective March 4, 1997, the Board of Directors established the stock option plan of the Corporation (the "**Stock Option Plan**") for the purpose of encouraging the participation of eligible persons in the growth and development of the Corporation. Officers, directors, employees and, in limited circumstances, prospective employees of the Corporation and its affiliates and associated companies and others who provide or are expected to provide services to the Corporation and its affiliates and associated companies (collectively, "**Eligible Persons**") are eligible to receive options under the Stock Option Plan, which is administered by the Governance Committee of the Board of Directors.

The Stock Option Plan provides that the exercise price of options may not be less than the closing price (or if there is no closing price, the closing bid price) for the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted. The period over which any option may be exercised will be determined at the time of the granting of the option, although the Stock Option Plan prohibits such period from extending beyond ten years from the date of grant. Vesting is determined by the Board of Directors at the time options are granted, which generally is over a three year period.

Options are non-assignable although they contain provisions permitting the legal personal representatives of an optionee, for a period of six months, to exercise the option in the event of the death of the optionee. In the event the holder of options ceases to be an Eligible Person, such options will terminate on the earlier of their normal expiry date and 180 days from the date on which the optionee ceases, by reason other than death, to be an Eligible Person.

Subject to regulatory approval, the Board of Directors may amend or discontinue the Stock Option Plan at any time without shareholder approval but no such amendment may, without shareholder approval, increase the aggregate maximum number of Common Shares that may be subject to option under the Stock Option Plan, change the manner of determining the minimum option price, extend the option period under any option beyond 10 years, extend the period during which options may be granted or, without the consent of an optionee, alter or impair any option previously granted to such optionee under the Stock Option Plan.

Options Granted During the Year Ended December 31, 2005

No options were granted to the Named Executive Officers during the fiscal year ended December 31, 2005.

Aggregated Option Exercises During the Year Ended December 31, 2005 and Year-End Option Values

Details regarding options exercised by the Named Executive Officers during the fiscal year ended December 31, 2005 and year-end option values are set forth below.

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2005 (#)		Value of Unexercised in-the-Money Options at December 31, 2005[1] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
John L. Festival President	-	-	716,667	333,333	5,841,835	1,516,665
Don W. Cook Vice President, Finance, Chief Financial Officer and Secretary	-	-	716,667	333,333	5,841,835	1,516,665
Brad R. Gardiner Vice President, Production	-	-	666,667	333,333	5,380,835	1,516,665
Timothy J. Kozmyk Vice President, Exploration	200,000	1,970,300	766,667	333,333	6,388,335	1,516,665

Note:

(1) Based on the difference between the exercise price of the options and the closing price of the Common Shares on the TSX on December 30, 2005 of $11.50.

Pension Plan

The Corporation has no defined benefit or actuarial pension plan.

Employment Agreements

Each of the Named Executive Officers has entered into an employment agreement with the Corporation pursuant to which he is entitled to receive: (i) a base salary which is reviewable annually; (ii) health, pension and other benefits not to exceed 10% of base salary; and (iii) a discretionary performance bonus. The employment agreements for Messrs. Festival, Gardiner and Kozmyk stipulate that they must be remunerated on an equivalent basis during the term of the agreement.

In the event that an employment agreement is terminated by the Corporation for any reason (including the death or disability of the Named Executive Officer) other than for just cause, or if upon a change of control the Named Executive Officer elects to terminate his employment agreement, the Corporation is required to pay such Named Executive Officer in cash a lump sum equal to 24 months current base salary, plus 10% in lieu of benefits, plus an amount equal to any bonuses paid to such individual during the preceding 24 month period.

Composition of the Governance Committee

The members of the Governance Committee of the Board of Directors during 2005 were Messrs. Kenneth F. Williamson (Chairman), Kent J. MacIntyre and Seymour Schulich. In addition to reviewing the corporate governance practices of the Corporation, the Governance Committee reviews compensation policies in respect of the Named Executive Officers and other executive officers of the Corporation. None of the members of the Governance Committee are, or have been, officers or employees of the Corporation, or have had any relationship with the Corporation except as a director. See "Election of Directors."

Report on Executive Compensation

The Governance Committee is responsible for reviewing the compensation policy for all senior management of the Corporation and making recommendations to the Board of Directors. The members of the Governance Committee are listed above under "Composition of the Governance Committee".

The Corporation's executive compensation program has been designed to attract highly qualified and motivated individuals, and to provide fair and competitive compensation in accordance with industry standards and with the individual's expertise and experience. The compensation program consists of three components: (i) base salaries; (ii) annual bonuses; and (iii) stock options. Compensation is more heavily weighted towards long-term compensation through the granting of stock options in order to align the interests of officers and employees with the performance of the Corporation and with the interests of shareholders. The Governance Committee reviews the various aspects of this policy from time to time to ensure the effectiveness of the programs and whether they adequately reflect the Corporation's business objectives.

Annual Base Salaries

The annual base salaries for the President and the other executive officers of the Corporation are intended to be comparable to amounts paid to similar executives of companies of similar size in the oil and gas industry in Canada. This is typically determined by periodically participating in third party salary surveys as well as by reviewing other external market data.

Annual Bonuses

Each of the executive officers, as well as all employees, is eligible for an annual bonus that reflects performance of the Corporation relative to its peers. The amount paid is based on the Governance Committee's subjective assessment of the Corporation's performance for the year. Factors considered in determining bonus amounts include financial criteria, such as cash flow, net earnings and share price performance, as well as operational criteria such as growth in production volumes, operating cost efficiencies, safety record and reserve growth on an absolute basis and on a per share basis. The foregoing factors are weighed subjectively without any pre-determined weighting assigned to them.

Stock Options

The Corporation's long-term incentive program involves the granting of stock options to the executive officers as well as all employees of the Corporation. The granting of stock options is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders. The amount and terms of outstanding options is a factor, but not a determinative factor, in determining whether and how many new stock option grants are made from time to time. In addition, the Corporation has set out share ownership guidelines for its executive officers, which result in these individuals having acquired a meaningful equity stake in the Corporation. The Governance Committee believes that the equity position of each of the officers, supplemented by the stock option program, provides appropriate incentive to achieve the Corporation's strategic objectives. See "Share Ownership Guidelines" below.

Compensation of the President

The Corporation has adopted the policy of providing each of its four executive officers, including the President, equivalent per annum compensation. This reflects the Governance Committee's belief that each of these individuals is required to provide critical contributions to achieve the Corporation's objectives. The Governance Committee does not use pre-determined performance criteria when setting compensation levels for the President and the other executive officers. The Governance Committee subjectively assesses the performance of the management group and the Corporation, including based on the factors described above under "Annual Base Salaries" and "Annual Bonuses", to determine the appropriate level of compensation.

During 2005, each of the executive officers was paid an annual salary of $225,000 and earned a bonus of $100,000. The bonus was based on, among other things, a 950% increase in reserves, 55% increase in production volumes, a 101% increase in cash flow and an increase in the year-end closing share price from $7.35 per share to $11.50. Each of these factors was given relatively equal weighting in determining the bonus amount. No stock options were granted to the Named Executive Officers during 2005.

Submitted by the Governance Committee:
Kenneth F. Williamson (Chairman), Kent J. MacIntyre and Seymour Schulich

Performance Graph

The following performance graph compares the cumulative total shareholder return on the Common Shares (assuming a $100 investment was made on December 31, 2000 at the closing price of $0.93) with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Oil/Gas Exploration/Production Sub-Industry Index (assuming the reinvestment of dividends) during the period commencing on December 31, 2000 and ending on December 31, 2005.


$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
◆ S&P/TSX Composite Index	$100.00	$86.06	$74.04	$92.02	$103.50	$126.18
▲ S&P/TSX Oil/Gas Exploration & Production Index	$100.00	$103.39	$120.11	$144.31	$203.02	$348.49
• Corporation Total Return	$100.00	$106.45	$253.76	$446.24	$790.32	$1,236.56
Corporation Year-End Stock Closing Price	$0.93	$0.99	$2.36	$4.15	$7.35	$11.50

Compensation of Directors

During 2005, directors who were not employees of the Corporation received an annual fee of $20,000 and an additional fee of $1,000 for each meeting of the Board of Directors, the Audit Committee and the Governance Committee attended. The Chairman of the Board received additional annual compensation of $15,000. In addition, the Chairman of the Audit Committee received additional annual compensation of $5,000 and the Chairman of the Governance Committee received additional annual compensation of $1,000. The total fees paid to directors in 2005 aggregated $173,000. The following table summarizes the director fees (all paid in cash) that were paid to each director of the Corporation for the fiscal year ended December 31, 2005.

Director	Board Retainer	Board Chair	Committee Chair Retainer	Attendance Fees	Total
C. Bruce Burton	$20,000	-	-	$11,000	$31,000
John L. Festival	-	-	-	-	-
Victor M. Luhowy	$20,000	-	$5,000	$11,000	$36,000
Kent J. MacIntyre	$20,000	-	-	$13,000	$33,000
Seymour Schulich	$20,000	-	-	$8,000	$28,000
Kenneth F. Williamson	$20,000	$15,000	$1,000	$9,000	$45,000
Total	$100,000	$15,000	$6,000	$52,000	$173,000

Each newly elected director who is not an employee of the Corporation is entitled to receive options to purchase 75,000 Common Shares. One-third of these options vest immediately and an additional one-third vests on each of the first and second anniversaries from the date of the grant. Additional options may be granted to the directors, at the discretion of the Board of Directors, based upon their individual contributions to the Corporation and the recommendation of the Governance Committee.

Share Ownership Guidelines

The Corporation has established share ownership guidelines for directors and officers. The share ownership guideline for directors is owning Common Shares with an aggregate market value of three times the amount of annual retainer fees paid to the director. The share ownership guideline for officers of the Corporation is owning Common Shares with an aggregate market value of three times the amount of their annual base salary. Each director or officer is requested to reach these minimum share ownership guidelines within three years from the date first elected or appointed as a director or officer. As of the date hereof, all officers and directors meet the minimum share ownership guidelines.

Directors' Options

During the fiscal year ended December 31, 2005 no options were granted to the directors of the Corporation. For the total number of options held by all directors of the Corporation to date, see "Election of Directors."

Meetings Held and Attendance of Directors

The following table summarizes the meetings of the Board of Directors and its committees held during 2005, and the attendance of individual directors of the Corporation at such meetings.

Director	Board Meetings	Audit Committee Meetings	Governance Committee Meetings
C. Bruce Burton	7 of 7	6 of 6	-
John Festival	7 of 7	-	-
Victor M. Luhowy	7 of 7	6 of 6	-
Kent J. MacIntyre	7 of 7	6 of 6	2 of 2
Seymour Schulich	6 of 7	-	2 of 2
Kenneth F. Williamson	7 of 7	-	2 of 2

SECURITIES AUTHORIZED UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information with respect to the number of Common Shares authorized for issuance under the Stock Option Plan, being the only equity compensation plan of the Corporation as of December 31, 2005.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by securityholders	6,025,000	$4.76	1,881,798
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	6,025,000	$4.76	1,881,798

As at March 21, 2006, the 6,275,000 options outstanding and 1,481,798 options remaining issuable under the Stock Option Plan represented 6.6% and 1.6%, respectively, of the aggregate number of issued and outstanding Common Shares.

DIRECTORS' AND OFFICERS' INSURANCE

The Corporation has purchased standard liability insurance for its directors and officers. The yearly coverage limit of such insurance is $5 million per occurrence and $5 million in the aggregate. The annual premium paid by the Corporation in respect of this insurance is $34,500. No premiums were paid by any individual director or officer. The policy provides for a corporate deductible of $100,000 for each loss.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer of the Corporation is indebted to the Corporation or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Management Proxy Circular, no director or executive officer of the Corporation or any other person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares (each, an "**Informed Person**") of the Corporation or any proposed nominee for election as a director of the Corporation, or any associate or affiliate of any Informed Person or proposed nominee, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recent financial year or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its affiliates.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following discussion outlines the Corporation's system of corporate governance, including matters addressed by National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("**NI 58-101**") and National Policy 58-201 – *Corporate Governance Guidelines* ("**NP 58-201**"), as adopted by the Canadian Securities Administrators.

Compliance with Corporate Governance Guidelines

The Canadian Securities Administrators adopted NI 58-101 and NP 58-201 effective June 30, 2005. The alignment of the Corporation's corporate governance practices with the guidelines recommended by NP 58-201 is disclosed in Appendix "A" to this Management Proxy Circular.

Corporate Governance Policy

The Corporation is committed to transparency and responsible corporate governance practices. Further to this commitment, the Corporation has adopted a corporate governance policy (the "**Corporate Governance Policy**"), which provides a framework within which the Corporation conducts its governance practices. The text of the Corporate Governance Policy is attached to this Management Proxy Circular as Appendix "B". The Corporation reviews the Corporate Governance Policy periodically and updates the policy as appropriate.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or on the Corporation's website at www.blackrock-ven.com. Financial information concerning the Corporation is provided in the Corporation's audited financial statements and related management's discussion and analysis as at and for the year ended December 31, 2005.

The Corporation will provide to any person or company, upon written request to the Secretary of the Corporation, a copy of the latest AIF of the Corporation, together with a copy of any document or the pertinent pages of any document incorporated by reference therein, the 2005 Annual Report of the Corporation, interim financial statements of the Corporation for subsequent periods and this Management Proxy Circular.

December 21, 2006 is the final date by which an eligible shareholder must submit to the Corporation any proposal that is to be included in the management proxy circular for any matter to be considered at the next annual meeting of shareholders of the Corporation.

APPROVAL

The Board of Directors has approved the contents and the sending of this Management Proxy Circular.

(signed) *"Don Cook"*

D. W. Cook
Vice President, Finance,
Chief Financial Officer and Secretary

APPENDIX "A"

BLACKROCK'S ALIGNMENT WITH CORPORATE GOVERNANCE GUIDELINES

Disclosure Item Under NI 58-101	Comments
1. **Board of Directors**	
(a) Disclose the identity of directors who are independent.	The Board of Directors, in consultation with the Governance Committee, has determined that each of C. Bruce Burton, Victor M. Luhowy, Kent J. MacIntyre, Seymour Schulich and Kenneth F. Williamson is independent. C. Bruce Burton is a former officer of the Corporation, however, the Board of Directors considers Mr. Burton to be independent as he has not been employed by the Corporation for over five years.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	John L. Festival is not considered an independent director due to his position as an officer of the Corporation.
(c) Disclose whether or not a majority of directors are independent.	As indicated above, the Board of Directors has determined that 5 of 6 (83%) of the directors are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Several of the directors of the Corporation are directors of other reporting issuers (or the equivalent) in Canada and the United States. For further information about each director please see "Matters to be Acted Upon at the Meeting - Election of Directors" in the Management Proxy Circular.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	During four of the seven board meetings held in 2005, the Board of Directors conducted "in camera" sessions in which non-independent directors and members of management were not in attendance. Generally, the Board of Directors holds "in camera" sessions at each of its regularly scheduled quarterly board meetings.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Kenneth F. Williamson is the chairman of the Board. The Board of Directors has determined that Mr. Williamson is independent. The role and responsibilities of the chairman of the Board of Directors is described in the position description for the chairman, which is available on the Corporation's website at www.blackrock-ven.com.

Disclosure Item Under NI 58-101	Comments
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	For information concerning the attendance record of each director for all Board of Directors and Committee meetings, see "Meetings Held and Attendance of Directors" in the Management Proxy Circular.
2. **Board Mandate**	
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its roles and responsibilities.	A copy of the mandate of the Board of Directors is set out under Appendix "C" to the Management Proxy Circular.
3. **Position Descriptions**	
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each position.	The Board of Directors has established written position descriptions for the chair of the Board of Directors as well as the chair of each of the Audit Committee and the Governance Committee. The position descriptions are available on the Corporation's website at www.blackrock-ven.com.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board of Directors has established a position description for the President (as BlackRock does not have a CEO). The position description is available on the Corporation's website at www.blackrock-ven.com.
4. **Orientation and Continuing Education**	
(a) Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	BlackRock has established and maintains an orientation program for new directors which includes information on the role of the Board of Directors and each of its committees and corporate information and strategy. Each new director also receives a binder with information on BlackRock's corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. Each new director attends an orientation session detailing the values and strategy of BlackRock and reviewing its operations, internal structure and processes.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Presentations are made regularly to the Board of Directors to educate and keep members informed of changes within BlackRock and in legal, regulatory and industry requirements and standards. Special presentations on operations and issues of particular business units are provided to all directors from time to time. Trips to various operating sites may also be arranged for directors. The Governance Committee reviews information on available external educational opportunities and ensures directors are aware of these opportunities.

Disclosure Item Under NI 58-101	Comments
5. Ethical Business Conduct	
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from code.	The Governance Committee annually reviews and, if applicable, updates or confirms the Code of Business Conduct applicable to all directors, officers and employees. The Code of Business Conduct is available on the Corporation's website at www.blackrock-ven.com and SEDAR at www.sedar.com. Any waivers of or changes to the Code of Business Conduct must be approved by the Governance Committee or the Board of Directors and will be appropriately disclosed. Employees of the Corporation are required to acknowledge annually their compliance with the Code of Business Conduct. Further, any violations concerning the Code of Business Conduct may be addressed directly to the President or the Chief Financial Officer of the Corporation. No material change reports were filed in 2005 that pertained to any conduct of a director or executive officer that constituted a departure from the Corporation's Code of Business Conduct.
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Corporation has a Conflicts of Interest Policy which requires directors and executive officers to disclose their interest in a proposed transaction. Where applicable, he or she is also required to exclude themselves from any discussions or votes related to such transaction. Upon disclosure, the Board of Directors will consider the proposed transaction and the interest disclosed and shall exercise its discretion and its obligation to decide upon the appropriate course of action.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Corporation has developed and approved whistleblowing procedures to encourage a culture of ethical business conduct and to provide for procedures governing the receipt and treatment of complaints concerning: (i) accounting or auditing matters and internal controls; and (ii) the confidential, anonymous submission of matters of concern to employees of the Corporation.
6. Nomination of Directors	
(a) Describe the process by which the board identifies new candidates for board nomination.	The Governance Committee, in conjunction with the chair of the Board of Directors, is responsible for identifying and reviewing the qualifications of potential candidates for the Board of Directors. The items the Governance Committee considers in evaluating candidates include educational background, industry experience, business skill and judgment, financial literacy, independence, diversity of experience and compatibility with the existing Board of Directors, accessibility and commitment to accessibility, ethics and integrity and previous experience as a director.

Disclosure Item Under NI 58-101	Comments
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Governance Committee serves the function of a nominating committee and has the authority and responsibility of identifying, evaluating and recommending nominees for election or appointment to the Board of Directors. All members of the Governance Committee are independent directors.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The roles and responsibilities of the Governance Committee with respect to the nomination of individuals to the Board of Directors are outlined in the Mandate of the Governance Committee which is set out under Appendix "D" to the Management Proxy Circular.
7. **Compensation**	
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	The Governance Committee is responsible for reviewing and making recommendations to the Board of Directors regarding compensation for directors and executive officers. In setting compensation levels, the Governance Committee generally considers performance of the individual, performance of the Corporation, data from third party salary surveys and other external market data, as well as relying on the member's own experience. The Board of Directors then approves, generally on an annual basis, the compensation to be paid to directors and officers of the Corporation. The last review of compensation occurred in March 2005.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Governance Committee serves the function of a compensation committee and is responsible for overseeing the Corporation's compensation policies and practices. All members of the Governance Committee are independent directors.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The roles and responsibilities of the Governance Committee with respect to the Corporation's compensation policies and practices are outlined in the Mandate of the Governance Committee which is set out under Appendix "D" to the Management Proxy Circular.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Periodically the Governance Committee may retain a compensation consultant to provide advice on compensation and other human resource matters. During 2005, the Governance Committee did not utilize the services of a compensation consultant.

Disclosure Item Under NI 58-101	Comments
8. **Other Board Committees**	
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board of Directors does not have any standing committees other than the Audit Committee and the Governance Committee.
9. **Assessments**	
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Governance Committee reviews at least on an annual basis the effectiveness of the Board of Directors, its committees and individual directors. The review consists of an interview process conducted by the Chair of the Governance Committee. The results of the interviews are presented to the chair of the Board of Directors and the entire Governance Committee. The Governance Committee then reports to the Board of Directors and recommends any changes or further actions to address issues that are identified.

APPENDIX "B"

BLACKROCK VENTURES INC.

CORPORATE GOVERNANCE POLICY

BlackRock Ventures Inc. (the "**Corporation**" or "**BlackRock**") is committed to transparency and responsible corporate governance practices. This Corporate Governance Policy (the "**Policy**") is a framework within which the Corporation will conduct its corporate governance practices. The Corporation will review this policy periodically to ensure that it includes the most current governance standards.

The Board

Duties and Responsibilities

The board of directors of the Corporation (the "**Board**") is responsible for the stewardship of the Corporation. The Board's role is to provide independent, effective oversight of the management of the Corporation's business and affairs with a view to growing value responsibly, in a profitable and sustainable manner.

The Board annually reviews and confirms or updates its mandate (the "**Board Mandate**") which sets out the duties and responsibilities of the Board. The Board Mandate will be publicly disclosed.

Independence from Management

The Board meets without management for at least a portion of every regularly scheduled Board meeting.

Size of Board and Selection Process

As required by the Corporation's articles, the Board shall consist of between 5 and 11 directors. Directors are elected by the shareholders each year at the annual meeting of shareholders (the "**Annual Meeting**"). The Board may from time to time appoint additional directors between Annual Meetings, who will serve until the next Annual Meeting, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous Annual Meeting.

All candidates for election or appointment to the Board will initially be reviewed and recommended by the governance committee of the Board (the "**Governance Committee**").

Directors

Duties and Responsibilities

Each individual director of the Corporation will contribute actively and collectively to the effective governance of the Corporation.

Independence

The Board will annually, and when circumstances require, review and make a determination as to the independence of each director in light of applicable law. The independence determinations will be disclosed publicly.

The Corporation will maintain an independent Board at all times, with at least two-thirds of the members determined to be independent.

Attendance

Directors will strive for attendance at all Board and Board committee meetings.

Orientation

BlackRock has established and maintains an orientation program for new directors which includes information on the role of the Board and each of its committees and corporate information and strategy. Each new director also receives a binder with information on BlackRock's corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. Each new director will attend an orientation session detailing the values and strategy of BlackRock and reviewing its operations, internal structure and processes.

Continuing Education

Presentations are made regularly to the Board to educate and keep members informed of changes within BlackRock and in legal, regulatory and industry requirements and standards. Special presentations on operations and issues of particular business units are provided to all directors from time to time. Trips to various operating sites may also be arranged for directors. The Governance Committee reviews information on available external educational opportunities and ensures directors are aware of the opportunities.

Performance Evaluation

Every director participates in the annual performance evaluation review. The review consists of an interview process conducted by the Chair of the Governance Committee. The results of the interviews are presented to the Board chair and the whole Governance Committee. The Governance Committee then reports to the Board and recommends any changes or further actions to address issues that are identified.

Compensation

The Corporation reviews the compensation of directors, the Board chair and the committee chairs regularly. The Governance Committee makes recommendations to the Board with respect to compensation of directors, the Board chair and committee chairs. All compensation paid to directors will be publicly disclosed.

Performance-Based Compensation

Directors who are not officers of the Corporation are eligible to receive stock options.

Term Limit

The Corporation has not set a term limit for its directors. As an alternative to strict term limits, annual evaluations are conducted.

Board Committees

Committees

The Corporation has established and maintains as standing committees audit committee (the "**Audit Committee**") and the Governance Committee. The Board may also authorize other committees, as it feels are appropriate.

The **Audit Committee** assists the Board in overseeing: (a) the integrity of the annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (b) compliance with accounting and finance based legal and regulatory requirements; (c) the independent auditor's qualifications and independence; (d) the system of internal accounting and financial reporting controls that management has established; (e) performance of the internal and external audit process and the independent auditor; and (f) those other matters set forth in the committee's mandate.

The **Governance Committee** assists the Board in overseeing: (a) the development and implementation of principles and systems for the conduct of effective corporate governance; (b) identifying qualified candidates and recommending nominees for director and Board committee appointments; (c) evaluations of the Board, Board committees, the Board chair and committee chairs; (d) key compensation and human resources policies; (e) executive compensation; (f) executive management succession and development; and (g) those matters set forth in the committee's mandate.

Mandates

Each current Board committee has developed a mandate, setting out its duties and responsibilities, which has been approved by the Board. All Board committee mandates are reviewed by the Governance Committee and the relevant Board committee. Any changes to Board committee mandates will be approved by the Board. All Board committee mandates will be publicly disclosed.

Member Independence

All members of the Audit Committee and the Governance Committee will be independent pursuant to applicable law. The Board annually reviews and makes a determination on the independence of each of the members of the committees in light of applicable law.

Audit Committee Financial Literacy

All members of the Audit Committee will be financially literate. "Financial literacy" is defined by applicable law. The Board annually reviews and makes a determination as to financial literacy of the members of the Audit Committee.

Reporting

The Board receives reports from the Board committees at each regular meeting. The Board committees also report to other Board committees from time to time, as required.

Advisors

The Board and all Board committees have the authority to engage independent advisors, at the Corporation's expense, to assist them in carrying out their responsibilities. Individual directors may engage independent advisors at the Corporation's expense in appropriate circumstances and with the approval of the Governance Committee.

Chairs

The Board has adopted and maintains and annually reviews and updates or confirms the position descriptions for the Board chair and the committee chairs which set out the duties and responsibilities of the chairs. The positions descriptions for the Board and committee chairs will be publicly disclosed.

Officers

Duties and Responsibilities of the President

The Board has adopted and regularly reviews and updates or confirms the position description of the President of the Corporation (the "**President**") which sets out the duties and responsibilities of the President.

The Board also reviews and approves annual objectives for the President. The independent directors, with recommendations from the Governance Committee, annually approve the President's compensation in light of the achievement of the annual objectives.

Duties and Responsibilities of Other Officers

The Board may adopt position descriptions for other officers. If adopted, such position descriptions will be publicly disclosed.

Directors and Officers

Share Ownership

The Board regularly considers guidelines for shareholdings of directors and officers. Any guidelines will be publicly disclosed.

Loans

The Corporation will not make any loans to its directors or officers.

Policies

Code of Business Conduct

The Governance Committee annually reviews and, if applicable, updates or confirms the Code of Business Conduct applicable to all directors, officers and employees. The Code of Business Conduct will be publicly disclosed on BlackRock's website. Any waivers of or changes to the Code of Business Conduct will be approved by the Governance Committee or the Board and will be appropriately disclosed.

Disclosure and Trading Policy

To manage and control the dissemination of material information and to prevent insider trading, BlackRock has developed and regularly reviews and updates the policies and procedures under its Disclosure and Trading Policy applicable to all directors, officers and employees.

Disclosure

Annual Governance Reporting

The Corporation will annually publicly disclose its corporate governance practices in compliance with relevant laws.

Governance Disclosure

The Corporation will publicly disclose this Policy, the mandates of the Board and all Board committees, the other material governance policies of the Corporation and such other items as required by applicable law and policy.

The Corporation will publicly disclose any waivers of any of the provisions of or any changes to any one of this Policy; mandates of the Board and all board committees; position descriptions for the Board chair, committee chairs and the President and any other material governance policies of the Corporation.

Access to Disclosures

Documents and information referred to in this policy as being publicly disclosed may be accessed through the Corporation's website at www.blackrock-ven.com and where mandated through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

APPENDIX "C"

BLACKROCK VENTURES INC.

BOARD MANDATE

The board of directors (the "**Board**") of BlackRock Ventures Inc. ("**BlackRock**" or the "**Corporation**") has the oversight responsibility and specific duties described below. In addition, individual directors have the responsibility and specific duties set out in any other mandate or position description that applies to them.

Composition

The Board will be comprised of between 5 and 11 directors, as determined by the Board and provided for in the articles of the Corporation from time to time. The Board will appoint one of their members to serve as chair of the Board (the "**Chair**").

All Board members will have the skills and abilities appropriate to their appointment as directors. It is recognized that the right mix of experiences and competencies will ensure that the Board will carry out its duties and responsibilities in the most effective manner.

Except as set out in the by-laws of the Corporation, Board members will be elected at the annual meeting of shareholders each year and will serve until their successors are duly elected.

Responsibility

The Board is responsible for the stewardship of BlackRock, providing independent, effective leadership to supervise the management of the Corporation's business and affairs to grow value responsibly, in a profitable and sustainable manner.

Specific Duties

The Board will undertake the following duties and responsibilities:

Leadership

1. Provide leadership and vision to supervise the management of BlackRock in the best interests of its shareholders.

2. Provide leadership in setting the strategic and operating plans of BlackRock, in conjunction with the President of the Corporation (the "**President**").

President

1. Select, appoint, evaluate and, if necessary, terminate the President.

2. Receive recommendations on appropriate or required President competencies and skills from the governance committee of the Board (the "**Governance Committee**").

3. Approve or develop the corporate objectives that the President is responsible for meeting and assess the President against those objectives.

Succession and Compensation

1. Implement a succession plan, including appointing, training and monitoring the performance of senior management.

2. With the advice of the Governance Committee, approve the compensation of senior management and approve appropriate compensation programs for the Corporation's employees.

Corporate Responsibility

1. Provide leadership to the Corporation in support of its commitment to corporate social responsibility.

2. Foster ethical and responsible decision making by management, including through adopting and maintaining a Code of Business Conduct.

3. Set the ethical tone for the Corporation and its management.

4. Take all reasonable steps to satisfy itself of the integrity of the President and management and satisfy itself that the President and management create a culture of integrity throughout the organization.

Governance

1. With the Governance Committee, develop the Corporation's approach to corporate governance, including adopting and maintaining a Corporate Governance Policy that sets out the principles and guidelines applicable to the Corporation.

2. Once or more annually, as the Governance Committee decides, receive for consideration that committee's evaluation and any recommended changes, together with the evaluation and any further recommended changes of another Board committee, if relevant, to each of the mandates and position descriptions of the Corporation and the Board and its committees.

3. With the Governance Committee, ensure that BlackRock's governance practices and policies are appropriately disclosed.

4. At the recommendation of the Governance Committee, annually determine those individual directors to be designated as independent under applicable law or policy and ensure appropriate disclosures are made.

5. Annually determine those individual directors who qualify as "financially literate" under applicable law or policy and ensure appropriate disclosures are made.

Communications, Disclosure and Compliance

1. Ensure policies and procedures are in place to ensure BlackRock's compliance with applicable law and policy, including timely disclosure of relevant corporate information and regulatory reporting.

Board Chair

1. As necessary or desirable, appoint the Chair of the Board.

Committees

1. Appoint an audit committee of the Board (the "**Audit Committee**") comprised entirely of independent directors with the responsibility to assist the Board in fulfilling its oversight responsibilities with respect to matters set forth in the mandate of such committee.

2. Appoint the Governance Committee comprised entirely of independent directors with the responsibility to assist the Board in fulfilling its oversight responsibilities with respect to matters set forth in the mandate of such committee.

3. In the Board's discretion, appoint any other Board committees that the Board decides are needed and delegate to those Board committees any appropriate powers of the Board.

4. In the Board's discretion, appoint the chair of each Board committee as necessary or desirable or delegate the authority to appoint a chair to the committee itself.

Delegations and Approval Authorities

1. Delegate approval authorities to the President and review and revise them as appropriate.

2. Consider and, in the Board's discretion, approve financial commitments in excess of any delegated approval authorities.

3. In the Board's discretion, delegate to the Audit Committee the authority to approve or recommend to the Board for consideration the quarterly results, financial statements, management's discussion and analysis and news releases prior to filing them with or furnishing them to the applicable securities regulators and prior to any public announcement of financial results for the periods covered.

4. Consider and, in the Board's discretion, approve any matters recommended by the Board's committees.

5. Consider and, in the Board's discretion, approve any matters proposed by management.

Strategy

1. Approve the development of strategic direction.

2. Adopt a strategic planning process and, as desired, approve a strategic plan for BlackRock to maximize shareholder value that takes into account, among other things, the opportunities and risks of BlackRock's business.

3. Monitor BlackRock's performance in light of any approved strategic plan.

Annual Operating Plan

1. Annually, approve an operating plan for BlackRock including business plans, operational requirements, organizational structure, staffing and budgets.

2. Monitor BlackRock's performance in light of the approved operating plan.

Risk Management

1. Ensure policies and procedures are in place to: (a) identify the Corporation's principal business risks and opportunities; (b) address what risks are acceptable to BlackRock; and (c) ensure that appropriate systems are in place to manage the risks.

2. Ensure policies and procedures designed to maintain the integrity of BlackRock's disclosure controls and procedures are in place.

3. Ensure policies and procedures designed to maintain the integrity of BlackRock's internal controls over financial reporting are in place.

4. Ensure policies and procedures designed to maintain appropriate auditing and accounting principles and practices are in place.

Orientation / Education

1. With the Governance Committee, oversee the development and implementation of a director orientation program.

2. With the Governance Committee, oversee the development and implementation of ongoing director education activities.

Board Performance

1. Oversee the process of the Governance Committee's annual evaluation of the performance and effectiveness of the Board, Board committees, all individual directors, the Chair and committee chairs.

2. Participate in an annual evaluation of Board performance by the Governance Committee.

3. Receive and consider a report and recommendations from the Governance Committee on the results of the annual evaluation of the performance and effectiveness of the Board, Board committees, all individual directors, the Chair and committee chairs.

Board Meetings

1. Meet at least four times annually and as many additional times as needed to carry out its duties effectively. The Board may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

2. Meet in separate, non-management, in camera sessions at each regularly scheduled meeting.

3. Meet in separate, non-management, closed sessions with any internal personnel or outside advisors, as needed or appropriate.

Advisors / Resources

1. Retain, oversee, compensate and terminate independent advisors to assist the Board in its activities.

2. When necessary, receive adequate funding from BlackRock for independent advisors and ordinary administrative expenses that are needed or appropriate for the Board to carry out its duties.

Other Duties

1. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this mandate is delegated to the President, who will report any amendments to the Governance Committee at its next meeting.

2. Once or more annually, as the Governance Committee decides, this mandate will be fully evaluated and updates recommended to the Board for consideration.

APPENDIX "D"

BLACKROCK VENTURES INC.

MANDATE OF GOVERNANCE COMMITTEE

Policy Statement

It is the policy of BlackRock Ventures Inc. (the "**Corporation**") to establish and maintain a Governance Committee (the "**Committee**"), composed entirely of independent directors, to assist the board of directors of the Corporation (the "**Board**") in: (i) addressing corporate governance issues, including the effectiveness of the Board as a whole; (ii) overseeing the composition recruitment and appointment of directors, as required; and (iii) overseeing the Corporation's compensation policies and processes.

Composition of Committee

1. The Committee shall consist of a minimum of three directors. The Board shall appoint the members of the Committee. The Board shall appoint one member of the Committee to be the chair of the Committee (the "**Chair**") or delegate the authority to appoint the Chair to the Committee itself.

2. The directors appointed to the Committee by the Board shall be "independent directors", being individuals who have no direct or indirect material relationship with the Corporation and meet such other qualifications as required by applicable law and policy. A "material relationship", for the purposes of this mandate, is a relationship that could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgment. The Board is encouraged to consider guidance set out in the applicable securities legislation in determining whether a director has a material relationship with the Corporation.

3. A director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board or until his or her resignation.

4. Any member of the Committee may be removed or replaced at any time by resolution of the Board. If and when ever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

Meetings of the Committee

1. The Committee shall convene at such dates, times and places as may be designated or approved by the Chair whenever a meeting is requested by the Board or a member of the Committee. The Committee shall convene a minimum of one time per year.

2. Notice of each meeting shall be given to each member of the Committee and the President of the Corporation (the "**President**"), who shall each be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee.

3. Notice of a meeting of the Committee shall:

    a. be in writing;

    b. state the nature of the business to be transacted at the meeting in reasonable detail;

c. to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

d. be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

4. A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of its members. However, it shall be the practice of the Committee to require review, and, if necessary, approval of certain important matters by all members of the Committee.

5. Any member of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at the meeting.

6. In the absence of the Chair, the members of the Committee shall choose one of the members present to be chair of the meeting.

7. The members of the Committee may choose one of the persons present to be the Secretary of the meeting.

8. Minutes shall be kept of all meetings of the Committee and shall be signed by the chair of the meeting and the secretary of the meeting.

9. Minutes of Committee meetings will be sent to all Board members and relevant executive and management staff.

10. The Committee may invite such officers, directors and employees of the Corporation or affiliates as it sees fit from time to time to attend meetings of the Committee and to assist thereat in the discussion of matters being considered by the Committee.

Duties and Responsibilities of the Committee

General

1. The Committee shall report regularly to the Board and bring its recommendations to the Board for its approval.

2. The Committee shall make such rules and recommendations as may be necessary to carry out its responsibilities, which shall include making recommendations from time to time to the Board concerning matters related to: (a) corporate governance; (b) Board membership and nominations in respect of filling vacancies on the Board; and (c) compensation policies and guidelines for the Corporation and the compensation of management of the Corporation and of members of the Board.

3. The Committee will review its terms of reference annually and recommend any changes to the Board.

Corporate Governance Responsibilities

1. In carrying out its responsibilities in respect of corporate governance, the Committee shall:

   a. review periodically the size of the Board to ensure its continued effectiveness;

b. review periodically the composition of the committees of the Board as proposed by the chairman of the Board;

c. annually, receive a report from the chairman of the Board regarding the effectiveness of the Board, the committees of the Board and individual directors and assess the effectiveness of the chairman of the Board;

d. review periodically the general responsibilities and function of the Board and its committees, and the roles of the chairman of the Board and the President;

e. assess from time to time, the needs of the Board in terms of the frequency, location and conduct of Board and committee meetings;

f. review and make recommendations regarding the orientation of new directors and, if required, ongoing needs to inform directors regarding the activities of the Corporation;

g. develop and recommend to the Board a set of corporate governance principles applicable to the Corporation; and

h. consider, and when appropriate, grant waivers from the application of the Code of Business Conduct to executive officers and directors. Any such waivers shall be promptly disclosed to shareholders.

2. With respect to Board training and development, the Committee shall:

   a. approve training and development activities for the Board as a whole;

   b. approve individual training or development activities for individual directors based on specific identified needs;

   c. monitor and assess the value of training programs and recommend changes; and

   d. ensure maintenance of records of director participation in development activities.

Nomination Responsibilities

1. In carrying out its responsibilities in respect of Board membership and nominations, the Committee shall review and make recommendations to the Board respecting:

   a. establishing a process for identifying, recruiting and appointing new directors;

   b. a written outline describing the desired qualifications, demographics, skills and experience for potential members of the Board;

   c. the long-term plan for the composition of the Board that takes into consideration the current strengths, skills and experience of the directors and the strategic direction of the Corporation. This plan will include:

      i. an interview process for potential candidates for Board membership; and

      ii. a list of future candidates for membership on the Board;

d. annually, in consultation with the Chair and the President, the nominees for election as directors;

e. annually, the definition of "independent" and its specific application to individual directors and committees of the Board;

f. ensuring a succession plan for the office of the chairman of the Board;

g. when required, a candidate for appointment to the office of chair of the Board

h. at appropriate intervals, compensation and benefit levels for directors;

i. periodically, the directors' and officers' third party liability insurance coverage;

j. any other matter properly referred to the Committee by the Board, a director, or the President, for review, recommendation or decision.

Compensation Responsibilities

1. In carrying out its duties and responsibilities with respect to compensation policies and guidelines for the Corporation, the Committee shall:

   a. annually assess and make a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package of the President, all other officers of the Corporation and such other key employees of the Corporation or any subsidiary of the Corporation as may be identified by the President and approved by the Committee (collectively, the "**Designated Employees**");

   b. annually review the performance goals and criteria for the President and evaluate the performance of the President against such goals and criteria and recommend to the Board the amount of regular and incentive compensation to be paid to the President;

   c. annually review and make a recommendation to the Board regarding the President's performance evaluation of Designated Employees and his recommendations with respect to the amount of regular and incentive compensation to be paid to such Designated Employees;

   d. review and make a recommendation to the Board regarding any employment contracts or arrangements with each of the Designated Employees, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;

   e. periodically, review the compensation philosophy statement of the Corporation and make recommendations for change to the Board as considered necessary;

   f. from time to time, review and make recommendations to the Board in respect of the design, benefit provisions, investment options and text of applicable pension, retirement and savings plans or related matters;

   g. annually, in conjunction with the Corporation's general and administrative budget, review and make recommendations to the Board regarding compensation guidelines for the forthcoming budget period;

h. when requested by the President, review and make recommendations to the Board regarding short term incentive or reward plans and, to the extent delegated by the Board, approve awards to eligible participants;

i. when requested by the President, review and make recommendations to the Board regarding incentive stock option plans or any other long term incentive plans and to the extent delegated by the Board, approve grants to participants and the magnitude and terms of their participation;

j. as required, fulfill the obligations assigned to the Committee pursuant to any other employee benefit plans approved by the Board;

k. annually, prepare or review the report on executive compensation required to be disclosed in the Corporation's information circular or any other human resource or compensation matter required to be publicly disclosed by the Corporation;

l. periodically, but at least every third year, review and make a recommendation to the Board regarding the compensation of the Board;

m. review and make recommendations to the Board regarding any material outside community or professional service or outside Board opportunities being considered by Designated Employees prior to their acceptance of such positions;

n. as required, retain independent advice in respect of human resources and compensation matters and, if deemed necessary by the Committee, meet separately with such advisors;

o. assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee; and

p. consider any other matter properly referred to the Committee by the Board, the Board, a director, or the President, for review, recommendation or decision.

Other Responsibilities

1. In addition to the foregoing, the Committee shall undertake on behalf of the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and succession planning programs are in place and operating effectively.



FOR IMMEDIATE RELEASE

BlackRock Files Annual Information Form

CALGARY, ALBERTA (March 29, 2006) - BlackRock Ventures Inc. (TSX:BVI) announced today that it has filed its Annual Information Form for the year ended December 31, 2005, which includes the disclosure and reports related to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. The report can be accessed electronically on SEDAR at www.sedar.com.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in Western Canada.

For further information, please contact:

John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com



BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces Results from its Successful Winter Drilling Program

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CALGARY, ALBERTA, (April 4, 2006) – BlackRock is pleased to announce the results of its first quarter drilling and evaluation program on its oil sands properties in northern Alberta.

Highlights of our first quarter operational activities include:

- Drilled nine horizontal development wells on the Peace River block at Seal; six wells are on production and producing 2,300 barrels of oil per day; 30 additional wells are planned for the remainder of the year.
- Delineation drilling on the Northern and Cadotte blocks confirmed potential for a 25-40 well development program on each block.
- Drilled six successful wells at Chipmunk; producing in excess of 200 barrels of oil per day each, with one well producing over 500 barrels of oil per day.
- Successful production tests on our new Woodenhouse property in the west Athabasca Oil Sands area.

Timothy Kozmyk, Vice President, Exploration of BlackRock, commenting on first quarter activities indicated that "first quarter drilling results exceeded our expectations. Production from the initial Peace River block wells at Seal is nearly double our original estimates. We have a 100% working interest in this block and it looks like it will be the most prolific of the land blocks at Seal. At Chipmunk, we now have nine successful wells drilled into nine separate reef structures, which is giving us confidence that this play is going to have a significant impact on BlackRock. Although it is early, the initial results from our new Woodenhouse prospect are very encouraging and we have accumulated over 85,000 acres of land in the area."

Seal

During the first quarter of 2006, BlackRock drilled nine horizontal development wells on the Peace River block at Seal. Six of the nine wells have been put on production, four of the wells are producing approximately 500 barrels of oil per day each and the other two wells are each producing approximately 100 barrels of heavy oil per day. The other three wells drilled will be put on production in the next two weeks. BlackRock has now drilled a total of 15 horizontal wells on the Peace River block and it plans to drill an additional 30 wells during the remainder of the year. When completed in 2007, we expect the Peace

BlackRock Ventures Inc.: 400, 435 – 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 Fax: (403)263-0437 Website: www.blackrock-ven.com

River block development to have up to 72 horizontal wells drilled. Due to the thick oil pay zone on the block, we are also beginning to evaluate the potential for thermal recovery on this lease, which would increase overall oil recovery rates.

We are constructing a 18,000 barrel per day processing facility on the Peace River block, which will be completed in the fourth quarter of 2006. In addition, the existing Seal heavy oil pipeline will be extended up to the Peace River block during the first quarter of 2007. BlackRock has a 100% working interest in this block.

This winter, BlackRock also drilled a total of eight vertical stratigraphic test wells and three horizontal wells on the Northern and Cadotte blocks at Seal. The information from these wells has provided us with sufficient information which will allow us to file development applications with regulatory authorities. We expect a 25-40 well development program for each of these blocks, which will likely begin in 2007. BlackRock has an average working interest on these blocks of 75%.

Chipmunk

At Chipmunk, during the first quarter we drilled six successful vertical wells. Initial production rates from each of these wells range from 200 to 650 barrels per day. To date, we have now drilled nine wells into nine separate reef structures on the Chipmunk play with a 100% success rate.

We also completed a 25 kilometer 3D seismic program in the Chipmunk area, bringing BlackRock's total 3D seismic coverage to 68 square kilometers. We have identified several new drillable reef structures from this seismic, many of which have multi-well potential. We plan to drill an additional 10 to 15 of these structures this summer. BlackRock has a 55% working interest on the Chipmunk play.

Woodenhouse

Woodenhouse is a new prospect area for BlackRock located in the west Athabasca Oil Sands area north of the Pelican Lake heavy oil field. In 2005, we acquired 85,000 acres in the area, which is immediately adjacent to the recently announced $465 million oil sands land acquisition by Shell EP Americas, a subsidiary of Royal Dutch Shell. This winter we conducted production tests by reactivating three vertical wells. Two of these wells produced a combined 300 barrels of oil per day from the Wabasca oil sand reservoir. These wells are currently only accessible during the winter and therefore are now shut-in. Production testing and delineation will resume next winter.

This strategically located oil sands lease is under-explored and has excellent upside potential. In addition to the Wabasca oil sand resource, the underlying carbonate reservoirs are bitumen saturated, enhancing the long-range upside potential of the property.

Forward-looking Statements

Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of BlackRock's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by BlackRock at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect BlackRock's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by BlackRock that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and BlackRock does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com